Filed Pursuant to Rule 424(b)(5)
Registration No. 333-157904

The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus is not an offer to sell these securities and the Republic is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JUNE 3, 2014

PROSPECTUS SUPPLEMENT

(To Prospectus dated April 25, 2014)

The Republic of Korea

€                     % Notes due

US$                     % Notes due

The €             aggregate principal amount of         % Notes due              will mature on                     ,                      and the US$             aggregate principal amount of         % Notes due              will mature on                     ,                     . The Euro-denominated Notes will bear interest at the rate of         % per year and the U.S. dollar-denominated Notes will bear interest at the rate of         % per year. Interest on the Euro-denominated Notes is payable on                      of each year, beginning on                     , 2015. Interest on the U.S. dollar-denominated Notes is payable on                      and                      of each year, beginning on                     ,                     . The Republic will not have any right to redeem the Notes prior to maturity. Except as described in the accompanying prospectus under “Description of the Debt Securities—Global Securities,” the Euro-denominated Notes will be represented by one or more global notes registered in the name of a nominee of the common depositary for Euroclear Bank S.A./N.V. and Clearstream Banking, société anonyme, and the U.S. dollar-denominated Notes will be represented by one or more global notes registered in the name of a nominee of The Depository Trust Company, as depositary.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these Notes or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Euro-denominated Notes			U.S. dollar-denominated Notes
	Per Note		Total	Per Note		Total
Public offering price		%	€		%	US$
Underwriting discounts		%	€		%	US$
Proceeds to the Republic (before expenses)(1)		%	€		%	US$

(1)	The underwriters have agreed to pay certain expenses of the Republic in connection with this offering. For more information, see “Underwriting” in this prospectus supplement.

In addition to the public offering price to the public, you will have to pay for interest accrued on the Notes from                     , 2014, if any.

Approval in-principle has been received for the listing and quotation of the Notes on the Singapore Exchange Securities Trading Limited (the “Singapore Stock Exchange”). In addition, the Euro-denominated Notes will also be listed on the Frankfurt Stock Exchange in the Open Market. The Singapore Stock Exchange assumes no responsibility for the correctness of any of the statements made or opinions expressed or reports contained herein. Approval in-principle from, admission to the Official List of, and listing and quotation of any Notes on, the Singapore Stock Exchange are not to be taken as an indication of the merits of the Republic or the Notes. Currently, there is no public market for the Notes.

The underwriters expect to deliver the Euro-denominated Notes to investors only through the book-entry facilities of Euroclear Bank S.A./N.V. and Clearstream Banking, société anonyme, and the U.S. dollar-denominated Notes to investors through the book-entry facilities of The Depository Trust Company, in each case on or about                     , 2014.

Joint Bookrunners

Barclays	BofA Merrill Lynch	Credit Suisse	Deutsche Bank	Goldman Sachs International	J.P. Morgan	KDB Bank	Samsung Securities

The date of this prospectus supplement is                     , 2014.

You should rely only on the information contained in this prospectus supplement and the accompanying prospectus. The Republic has not authorized anyone to provide you with different information. The Republic is not making an offer of the Notes in any jurisdiction where the offer is not permitted. You should not assume that the information contained in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front of each document.

Prospectus Supplement

Prospectus

S-i

Certain Defined Terms

Unless the context otherwise requires, all references to “Korea” or the “Republic” contained in this prospectus supplement are to The Republic of Korea. All references to the “Government” are to the government of Korea.

Unless otherwise indicated, all references to “Euro-denominated Notes” contained in this prospectus supplement are to the €             aggregate principal amount of         % notes due              and all references to “U.S. dollar-denominated Notes” contained in this prospectus supplement are to the US$             aggregate principal amount of         % notes due             . Unless otherwise indicated, all references to the “Notes” are to the Euro-denominated Notes and the U.S. dollar-denominated Notes, collectively.

Unless otherwise indicated, all references to “won”, “Won” or “￦” contained in this prospectus supplement are to the currency of Korea, references to “U.S. dollars”, “Dollars”, “dollars”, “$” or US$” are to the currency of the United States of America and references to “Euro”, “EUR” or “€” are to the uniform currency of the European Union.

All references to the “Singapore Stock Exchange” contained in this prospectus supplement are to the Singapore Exchange Securities Trading Limited.

Additional Information

The information in this prospectus supplement is in addition to the information contained in the Republic’s prospectus dated April 25, 2014. The accompanying prospectus contains information regarding the Republic, as well as a description of some terms of the Notes. You can find further information regarding the Republic and the Notes in registration statement no. 333-157904, as amended (the “registration statement”), relating to the debt securities of the Republic, which is on file with the Securities and Exchange Commission.

The Government is Responsible for the Accuracy of the Information in this Document

The Government is responsible for the accuracy of the information in this prospectus supplement and the accompanying prospectus and confirms that, to the best of the Government’s knowledge, the information contained in this prospectus supplement and the accompanying prospectus is in accordance with facts and that the Government has included all facts that should be included not to mislead potential investors. The delivery of this prospectus supplement and the accompanying prospectus at any time does not imply that any information contained in this prospectus supplement and the accompanying prospectus is correct at any time subsequent to the date of this prospectus supplement.

The Singapore Stock Exchange assumes no responsibility for the contents of this prospectus supplement and the accompanying prospectus and makes no representation as to liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this prospectus supplement and the accompanying prospectus.

Not an Offer if Prohibited by Law

The distribution of this prospectus supplement and the accompanying prospectus, and the offer of the Notes, may be legally restricted in some countries. If you wish to distribute this prospectus supplement or the accompanying prospectus, you should observe any restrictions. This prospectus supplement and the accompanying prospectus should not be considered an offer, and it is prohibited to use them to make an offer, in any state or country which prohibits the offering. For a description of some restrictions on the offering and sale of the Notes and the distribution of this prospectus supplement and the accompanying prospectus, see “Underwriting—Non-U.S. Selling Restrictions” beginning on page S-25 of this prospectus supplement.

The Notes may not be offered or sold in Korea, directly or indirectly, or to any resident of Korea, except as permitted by Korean law. For more information, see “Underwriting—Non-U.S. Selling Restrictions—Korea” on page S-26 of this prospectus supplement.

CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE NOTES, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN SUCH NOTES, AND THE IMPOSITION OF A PENALTY BID, IN CONNECTION WITH THE OFFERING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE “UNDERWRITING” IN THIS PROSPECTUS SUPPLEMENT.

SUMMARY OF THE OFFERING

This summary highlights selected information from this prospectus supplement and the accompanying prospectus and may not contain all of the information that is important to you. To understand the terms of the Notes, you should carefully read this prospectus supplement and the accompanying prospectus.

Issuer	The Republic of Korea.

Notes	€ aggregate principal amount of % notes due and US$ aggregate principal amount of % notes due .

Maturity Date	The Euro-denominated Notes will mature on , and the U.S. dollar-denominated Notes will mature on , .

Interest	The Euro-denominated Notes will bear interest at the rate of % per year and the U.S. dollar-denominated Notes will bear interest at the rate of % per year. If interest on the Euro-denominated Notes is required to be calculated for any period of less than a year, it will be calculated based on the actual number of days elapsed divided by 365 or (in the case of a leap year) 366. Interest on the U.S. dollar-denominated Notes will be computed based on a 360-day year consisting of twelve 30-day months.

Interest Payment Dates	Interest on the Euro-denominated Notes will be paid annually on of each year, beginning on , 2015. Interest on the U.S. dollar-denominated Notes will be paid twice each year on and of each year, beginning on , 2014. Interest on the Notes will accrue from , 2014.

Denominations	The Euro-denominated Notes will be issued in denominations of €100,000 principal amount and integral multiples of €1,000 in excess thereof and the U.S. dollar-denominated Notes will be issued in denominations of US$200,000 principal amount and integral multiples of US$1,000 in excess thereof.

Redemption	The Republic may not redeem the Notes prior to maturity.

Form and Settlement

The Republic will issue the Euro-denominated Notes in the form of one or more fully registered global notes, registered in the name of a nominee of, and deposited with the common depositary for, Euroclear Bank S.A./N.V. (“Euroclear”) and Clearstream Banking, société anonyme (“Clearstream”). The Republic will issue the U.S. dollar-denominated Notes in the form of one or more fully registered global notes, registered in the name of a nominee of The Depository Trust Company (“DTC”). Except as described in the accompanying prospectus under “Description of the Debt Securities—Global Securities” and in this prospectus supplement under “Description of the Notes—Form and Registration—Certificated Notes,” the global notes will not be exchangeable for Notes in definitive registered form and will not be issued in definitive registered form. Financial institutions, acting as direct and indirect participants in DTC, Euroclear and Clearstream, as the case may be, will represent your beneficial interests in the global notes. These financial institutions will record the ownership and transfer of your beneficial interest through book-entry accounts. You may hold your beneficial interests in the U.S. dollar-denominated Notes through Euroclear or Clearstream if you are a participant in such systems, or indirectly through organizations that are participants in such systems. Ownership of beneficial interests in the Euro-denominated Notes will be limited to persons who are participants in Euroclear and Clearstream and persons who hold interests through such participants. Any secondary market trading of book-entry interests in the U.S. dollar-denominated Notes will take place through DTC participants, including Euroclear and Clearstream. Any secondary market trading of book-entry interests in the Euro-denominated Notes will take place through Euroclear and Clearstream participants. See “Clearance and Settlement”.

Listing and Markets	Approval in-principle has been received for the listing and quotation of the Notes on the Singapore Stock Exchange. In addition, the Euro-denominated Notes will also be listed on the Frankfurt Stock Exchange in the Open Market. For so long as the Notes are listed on the Singapore Stock Exchange and the rules of the Singapore Stock Exchange so require, the Notes will be traded on the Singapore Stock Exchange in a minimum board lot size of S$200,000 or its equivalent in foreign currencies. Accordingly, the Euro-denominated Notes and the U.S. dollar-denominated Notes will be traded in a minimum board lot size of €200,000 and US$200,000, respectively, following listing. The Republic will offer the Notes for sale in countries in the Americas, Europe, Asia and elsewhere where it is legal to make such offers.

Status of Notes	The Notes will constitute direct, unconditional, unsecured and unsubordinated obligations of the Republic. The Notes will rank at least equally in right of payment, without any preference among themselves, with all of the Republic’s existing and future unsecured and unsubordinated External Indebtedness (as defined in “Description of the Debt Securities—Status of Debt Securities” in the accompanying prospectus). See “Description of the Notes—Status of the Notes” in this prospectus supplement and “Description of the Debt Securities—Status of Debt Securities” in the accompanying prospectus.

Negative Pledge

Subject to certain exceptions, if any of the Notes are outstanding, the Republic will not create or permit to subsist any Security Interest (as defined in “Description of the Debt Securities—Negative Pledge Covenant” in the accompanying prospectus) on the Republic’s assets as security for any of the Republic’s Public External Indebtedness (as defined in “Description of the Debt Securities—Negative Pledge Covenant” in the accompanying prospectus), unless the Notes are secured equally and ratably with such Public External Indebtedness. See “Description of the Debt Securities—Negative Pledge Covenant” in the accompanying prospectus.

Delivery of the Notes	The Republic expects to make delivery of the Notes, against payment in same-day funds on or about , 2014, which the Republic expects will be the business day following the date of this prospectus supplement, referred to as “T+ ”. You should note that initial trading of the Notes may be affected by the “T+ ” settlement. See “Underwriting—Delivery of the Notes” in this prospectus supplement.

Taxation	The Republic will make all payments of principal of and interest on the Notes without withholding or deducting any present or future taxes imposed by the Republic or any of its political subdivisions, unless required by law. In that event, the Republic will pay additional amounts as necessary to ensure that you receive the same amount as you would have received without such withholding or deduction, subject to certain exceptions provided in the accompanying prospectus. See “Description of the Debt Securities—Additional Amounts” in the accompanying prospectus. For a description of certain United States tax aspects of the Notes, see “Taxation—United States Tax Considerations” in the accompanying prospectus.

Fiscal Agent	The Bank of New York Mellon.

Paying Agent for the Euro-denominated Notes	The Bank of New York Mellon, London Branch.

Registrar and Transfer Agent for the Euro-denominated Notes	The Bank of New York Mellon (Luxembourg) S.A.

Further Issues	The Republic may, without the consent of the holders of the Notes, create and issue additional debt securities with the same terms and conditions as the Notes (except for the public offering price and issue date) and consolidate such additional debt securities to form a single series with the Notes. See “Description of the Debt Securities— Further Issues of Debt Securities” in the accompanying prospectus.

Governing Law	The Notes and the fiscal agency agreement will be governed by the laws of the State of New York. The laws of the Republic will govern all matters governing the authorization, execution and delivery of the Notes and the fiscal agency agreement by the Republic.

Collective Action Clauses

The Notes will be designated “collective action debt securities” (as defined in “Description of the Debt Securities—Events of Default—Collective Action Debt Securities” and “Description of Debt Securities—Modifications and Amendments; Debt Securityholders’ Meetings—Collective Action Debt Securities” in the accompanying prospectus) and will contain certain provisions, commonly referred to in this prospectus supplement and the accompanying prospectus as “collective action clauses”, regarding acceleration and voting on amendments, modifications and waivers. As such, the Notes will contain provisions under which the Republic may, among other things, amend the payment provisions and certain other material terms of the Notes with the consent of the holders of not less than 75% of the aggregate principal amount of the outstanding Notes. See “Description of the Debt Securities—Events of Default—Collective Action Debt Securities” and “Description of Debt Securities—Modifications and Amendments; Debt Securityholders’ Meetings—Collective Action Debt Securities” in the accompanying prospectus.

RECENT DEVELOPMENTS

This section provides information that supplements the information about the Republic included under the headings corresponding to the headings below in the accompanying prospectus dated April 25, 2014. Defined terms used in this section have the meanings given to them in the accompanying prospectus. If the information in this section differs from the information in the accompanying prospectus, you should rely on the information in this section.

The Economy

Gross Domestic Product

Based on preliminary data, GDP growth in the first quarter of 2014 was 3.9% at chained 2010 year prices, as aggregate private and general government consumption expenditures increased by 2.6%, exports of goods and services increased by 4.6% and gross domestic fixed capital formation increased by 6.2%, each compared with the corresponding period of 2013.

Prices, Wages and Employment

The inflation rate was 1.1% in the first quarter of 2014. The unemployment rate was 4.0% in the first quarter of 2014.

The Financial System

Securities Markets

The Korea Composite Stock Price Index was 1,961.8 on April 30, 2014, 1,995.0 on May 30, 2014 and 2,002.0 on June 2, 2014.

Monetary Policy

Foreign Exchange

The market average exchange rate between the Won and the U.S. Dollar (in Won per one U.S. Dollar) as announced by the Seoul Money Brokerage Service Ltd. was Won 1,031.7 to US$1.00 on April 30, 2014, Won 1,021.6 to US$1.00 on May 30, 2014 and Won 1,020.4 to US$1.00 on June 2, 2014.

Balance of Payments and Foreign Trade

Balance of Payments

Based on preliminary data, the Republic recorded a current account surplus of approximately US$15.1 billion in the first quarter of 2014. The current account surplus in the first quarter of 2014 increased from the current account surplus of US$10.5 billion in the first quarter of 2013, primarily due to an increase in surplus from the goods account.

Trade Balance

Based on preliminary data, the Republic recorded a trade surplus of US$5.9 billion in the first quarter of 2014. Exports increased by 2.2% to US$138.3 billion and imports increased by 2.1% to US$132.4 billion from US$135.3 billion of exports and US$129.7 billion of imports, respectively, in the first quarter of 2013.

Foreign Currency Reserves

The amount of the Government’s foreign currency reserves was US$355.9 billion as of April 30, 2014.

Government Finance

Based on preliminary data, the Republic recorded total revenues of ￦314.4 trillion and total expenditures and net lending of ￦300.2 trillion in 2013. The Republic had a fiscal surplus of ￦14.2 trillion in 2013.

Debt

The Government estimates that the total outstanding debt of the Government (including guarantees by the Government) as of December 31, 2012 amounted to approximately ￦457.9 trillion, an increase of 4.5% over the previous year. The Government estimates that the total outstanding debt of the Government (including guarantees by the Government) as of December 31, 2013 amounted to approximately ￦497.0 trillion, an increase of 8.5% over the previous year.

External and Internal Debt of the Government

The following table sets out, by currency and the equivalent amount in U.S. Dollars, the estimated outstanding direct external debt of the Government as of December 31, 2013:

Direct External Debt of the Government

	Amount in Original Currency		Equivalent Amount in U.S. Dollars(1)
	(millions)
US$	US$	6,029.5	US$	6,029.5
Japanese Yen (¥)		¥923.5		8.8
Euro (EUR)	EUR	875.2		1,207.7

Total			US$	7,246.0

(1)	Amounts expressed in currencies other than US$ are converted to US$ at the arbitrage rate announced by the Seoul Money Brokerage Services, Ltd. in effect on December 31, 2013.

The following table summarizes, as of December 31 of the years indicated, the outstanding direct internal debt of the Republic:

Direct Internal Debt of the Government

(billions of Won)
2009	331,904.1
2010	360,804.5
2011	390,249.4
2012	414,213.5
2013	453,674.0

The following table sets out all guarantees by the Government of indebtedness of others:

Guarantees by the Government

	December 31,
	2009	2010	2011	2012	2013
	(billions of Won)
Domestic	28,292.4	33,291.7	33,799.1	32,783.6	32,978.5
External(1)	1,508.4	1,508.3	1,258.6	—	—

Total	29,800.8	34,800.0	35,057.7	32,783.6	32,978.5

(1)	Converted to Won at foreign exchange banks’ telegraphed transfer selling rates to customers or the market average exchange rates in effect on December 31 of each year.

For further information on the outstanding indebtedness, including guarantees, of the Republic, see “—Tables and Supplementary Information”.

External Debt

The following tables set out certain information regarding the Republic’s external debt calculated under the criteria based on the sixth edition of Balance of Payment Manual, or BPM6, published by the International Monetary Fund in December 2010 and implemented by the Government in December 2013. Under BPM6, in particular, prepayments received in connection with the construction of ships are excluded from the external debt.

	December 31,
	2009	2010	2011	2012	2013
	(billions of dollars)
Long-term Debt	195.9	219.5	260.3	281.0	300.8
General Government	34.2	50.5	59.8	60.8	63.0
Monetary Authorities	21.3	18.4	14.2	21.2	29.2
Banks	64.6	71.0	93.4	97.8	101.8
Other Sectors	75.8	79.6	92.9	101.2	106.8

Short-term Debt	148.7	136.5	139.8	128.0	115.3
General Government	0.0	0.2	0.5	0.0	0.0
Monetary Authorities	11.7	10.3	8.9	14.9	10.8
Banks	115.2	101.9	102.9	85.4	76.4
Other Sectors	21.8	24.0	27.5	27.7	28.1

Total External Liabilities	344.6	355.9	400.0	408.9	416.1

Debt Record

The Government has always paid when due the full amount of principal of, interest on, and amortization of sinking fund requirements of, all of its indebtedness.

Tables and Supplementary Information

A. External Debt of the Government

(1) External Bonds of the Government

Series	Issue Date	Maturity Date	Interest Rate (%)	Currency	Original Principal Amount	Principal Amount Outstanding as of December 31, 2013
2004-001	September 22, 2004	September 22, 2014	4.875	USD	1,000,000,000	1,000,000,000
2005-001	November 2, 2005	November 3, 2025	5.625	USD	400,000,000	400,000,000
2005-002	November 2, 2005	November 2, 2015	3.625	EUR	500,000,000	500,000,000
2006-001	December 7, 2006	December 7, 2016	5.125	USD	500,000,000	500,000,000
2006-002	December 7, 2006	December 7, 2021	4.25	EUR	375,000,000	375,000,000
2009-001	April 16, 2009	April 16, 2014	5.75	USD	1,500,000,000	1,500,000,000
2009-002	April 16, 2009	April 16, 2019	7.125	USD	1,500,000,000	1,500,000,000
2013-001	September 11, 2013	September 11, 2023	3.875	USD	1,000,000,000	1,000,000,000

Total External Bonds in Original Currencies						USD 5,900,000,000
						EUR 875,000,000

Total External Bonds in Equivalent Amount of Won(1)						￦ 7,500,497,500,000

(1)	U.S. dollar amounts are converted to Won amounts at the rate of US$1.00 to ￦1,055.3, the market average exchange rate in effect on December 31, 2013, as announced by Seoul Money Brokerage Services, Ltd. Euro amounts are converted to Won amounts at the rate of EUR1.00 to ￦1,456.26, the market average exchange rate in effect on December 31, 2013, as announced by Seoul Money Brokerage Services, Ltd.

(2) External Borrowings of the Government

a. Borrowings in U.S. Dollars

Date of Borrowing	Original Maturity (Years)	Interest Rate (%)	Original Principal Amount (USD)	Principal Amount Outstanding as of December 31, 2013 (USD)
April 12, 1973	42	3	96,300,000	6,017,132
April 12, 1973	43	3	5,300,000	495,625
January 28, 1974	40	3	5,000,000	162,377
April 19, 1974	40	3	2,800,000	123,762
September 11, 1974	41	3	25,700,000	1,881,271
September 13, 1975	41	3	5,000,000	491,472
September 13, 1975	41	3	5,000,000	490,934
September 13, 1975	41	3	5,000,000	709,618
February 18, 1976	40	3	11,900,000	1,064,310
February 18, 1976	40	3	27,900,000	2,322,044
February 18, 1976	40	3	23,400,000	3,331,028
February 18, 1976	40	3	90,800,000	8,264,485
July 21, 1977	41	3	59,500,000	8,968,362
July 21, 1977	40	3	43,800,000	5,296,487
June 7, 1979	30	3	40,000,000	7,254,852
January 25, 1980	40	3	30,000,000	6,348,176
May 18, 1981	40	3	27,000,000	6,392,174
October 12, 1994	20	6.25	1,640,370,000	69,872,617

Subtotal in Original Currency				USD 129,486,726

Subtotal in Equivalent Amount of Won(1)				￦136,647,341,680

(1)	U.S. dollar amounts are converted to Won amounts at the rate of US$1.00 to ￦1,055.3, the market average exchange rate in effect on December 31, 2013, as announced by Seoul Money Brokerage Services, Ltd.

b. Borrowings in Euro

Date of Borrowing	Original Maturity (Years)	Interest Rate (%)	Original Principal Amount (EUR)	Principal Amount Outstanding as of December 31, 2013 (EUR)
March 27, 1985	30	2.2	6,000,000		219,399

Subtotal in Original Currency				EUR	219,399

Subtotal in Equivalent Amount of Won(1)				￦	319,502,410

(1)	Euro amounts are converted to Won amounts at the rate of EUR1.00 to ￦1,456.26, the market average exchange rate in effect on December 31, 2013, as announced by Seoul Money Brokerage Services, Ltd.

c. Borrowings in Japanese Yen

Date of Borrowing	Original Maturity (Years)	Interest Rate (%)	Original Principal Amount (JPY)	Principal Amount Outstanding as of December 31, 2013 (JPY)
October 31, 1990	25	4	4,320,000,000	450,644,000
October 31, 1990	25	4	5,414,000,000	239,496,000
October 31, 1990	25	4	2,160,000,000	233,356,000

Subtotal in Original Currency				JPY 923,496,000

Subtotal in Equivalent Amount of Won(1)				￦9,277,994,920

Total External Borrowings in Equivalent Amount of Won				￦146,244,839,010

(1)	Japanese yen amounts are converted to Won amounts at the rate of JPY100.00 to ￦1,004.66, the market average exchange rate in effect on December 31, 2013, as announced by Seoul Money Brokerage Services, Ltd.

B. External Guaranteed Debt of the Government

None.

C. Internal Debt of the Government

Title	Range of Interest Rates	Range of Years of Issue	Range of Years of Original Maturity	Principal Amounts Outstanding as of December 31, 2013
	(%)			(billions of Won)
1. Bonds
Interest-Bearing Treasury Bond for Treasury Bond Management Fund	1.125-5.75	2004-2013	2014-2042	400,693.0
Interest-Bearing Treasury Bond for National Housing I	2.25-3.0	2004-2013	2009-2018	47,792.6
Interest-Bearing Treasury Bond for National Housing II	0.0-3.0	1989-2012	2009-2030	2,865.7
Interest-Bearing Treasury Bond for National Housing III	0	2005	2015	594.2
Non-interest-Bearing Treasury Bond for Contribution to International Organizations(1)	—	1967-1985	—	11.3

Total Bonds				451,956.8

2. Borrowings
Borrowings from The Bank of Korea	2.68	2013	2014	1,117.2
Borrowings from the Sports Promotion Fund	3.36	2011	2014	20.0
Borrowings from the Korea Credit Guarantee Fund	2.74-2.8	2012	2014	350.0
Borrowings from Korea Technology Finance Corporation	2.74-3.33	2012	2014	150.0
Borrowings from the Government Employees’ Pension Fund	2.74-3.88	2011-2012	2014-2015	60.0
Borrowings from the Film Industry Development Fund	3.41	2011	2014	2.0

Total Borrowings				1,717.2

Total Internal Funded Debt				453,674.0

(1)	Interest Rates and Years of Maturity not applicable.

D. Internal Guaranteed Debt of the Government

Title	Range of Interest Rates	Range of Years of Issue	Range of Years of Original Maturity	Principal Amounts Outstanding as of December 31, 2013
	(%)			(billions of Won)
1. Bonds of Government-Affiliated Corporations
Korea Deposit Insurance Corporation	2.84-6.32	2009-2013	2014-2018	22,520.0
KAMCO	Floating-5.27	2009-2011	2014	2,114.4
Korea Student Aid Foundation	Floating-5.26	2010-2013	2014-2032	8,270.0

Total Bonds				32,904.4

2. Borrowings of Government-Affiliated Corporations
Rural Development Corporation and Federation of Farmland	5.5	1989	2023	74.1
Total Borrowings				74.1

Total Internal Guaranteed Debt				32,978.5

DESCRIPTION OF THE NOTES

The following is a description of some of the terms of the Notes the Republic is offering. The following description is only a summary. The Republic urges you to read the fiscal agency agreement described below and the form of global note before deciding whether to invest in the Notes. The Republic has filed a copy of these documents with the Securities and Exchange Commission as exhibits to the registration statement.

The Notes are a series of debt securities more fully described in “Description of the Debt Securities” in the accompanying prospectus. The description in this prospectus supplement further adds to that description or, to the extent inconsistent with that description, replaces it.

General

The Republic will issue the Euro-denominated Notes and the U.S. dollar-denominated Notes under the fiscal agency agreement, dated as of April 17, 1998, as amended by Amendment No. 1 dated June 3, 2003, between the Republic and The Bank of New York Mellon, as fiscal agent.

The Notes will constitute direct, unconditional, unsecured and unsubordinated obligations of the Republic. The aggregate principal amount of the Euro-denominated Notes will be €             and will mature on                     ,                     . The aggregate principal amount of the U.S. dollar-denominated Notes will be US$             and will mature on                     ,                     . The Euro-denominated Notes will be issued in denominations of €100,000 principal amount and integral multiples of €1,000 in excess thereof. The U.S. dollar-denominated Notes will be issued in denominations of US$200,000 principal amount and integral multiples of US$1,000 in excess thereof.

The Notes will be designated collective action debt securities and will contain certain provisions, commonly referred to in this prospectus supplement and the accompanying prospectus as “collective action clauses”, regarding acceleration and voting on amendments, modifications and waivers. Under such provisions, the Republic may, among other things, amend certain key terms of the Notes, including the maturity date, interest rate and other payment terms, with the consent of the holders of not less than 75% of the aggregate principal amount of the outstanding Notes. These provisions are described in “Description of the Debt Securities—Events of Default—Collective Action Debt Securities” and “Description of Debt Securities—Modifications and Amendments; Debt Securityholders’ Meetings—Collective Action Debt Securities” in the accompanying prospectus.

Payment of Principal and Interest

Euro-denominated Notes

The Euro-denominated Notes will bear interest at         % per year from                     , 2014. Interest on the Euro-denominated Notes will be payable annually on                     of each year, beginning on                     , 2015. Interest payable on any Euro-denominated Notes on any interest payment date will be payable to the person in whose name such Euro-denominated Notes are registered at the close of business on the fifteenth day (whether or not a business day) next preceding such interest payment date, which initially will be The Bank of New York Depository (Nominees) Limited, as nominee of the common depositary for Euroclear and Clearstream. Principal of the Euro-denominated Notes will be payable at par. Upon receipt of any payment of principal of or interest on the Euro-denominated Notes, the common depositary will credit its participants’ accounts with payments in amounts proportionate to their respective beneficial interest in the principal amount of Euro-denominated Notes as shown on the records of the common depositary. Payments by Euroclear and Clearstream participants to owners of beneficial interests in the Euro-denominated Notes held through such participants will be the responsibility of such participants, as is in the case with securities held for accounts of customers registered in “street name”. The Republic will have no responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the Euro-denominated Notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

Principal of and interest on the Euro-denominated Notes will be payable in Euro. If interest on the Euro-denominated Notes is required to be calculated for any period of less than a year, it will be calculated based on the actual number of days elapsed divided by 365 or (in the case of a leap year) 366. In any case where the due date for the payment of the principal of or interest on any Euro-denominated Notes will be, at any place from which any check for such payment is to be mailed or where such Euro-denominated Note is to be surrendered for payment or, in the case of payments by transfer, where such transfer is to be made, (i) a day on which the Trans-European Automated Real-Time Gross Settlement Express Transfer (TARGET) System is not operating or (ii) a day on which commercial banks are not open for dealings in Euro deposits in the London interbank market, then such payment need not be made on such date at such place but may be made on the next succeeding day at such place which is not a day on which banking institutions are authorized or obligated by law to close, the TARGET System is not operating or commercial banks are not open for dealings in Euro deposits in the London interbank market, with the same force and effect as if made on the date for such payment, and no interest shall be payable in respect of any such delay.

U.S. dollar-denominated Notes

The U.S. dollar-denominated Notes will bear interest at         % per year from                     , 2014. Interest on the U.S. dollar-denominated Notes will be payable semi-annually on                     and                      of each year, beginning on                     , 2014. Interest payable on any U.S. dollar-denominated Notes on any interest payment date will be payable to the person in whose name such U.S. dollar-denominated Notes are registered at the close of business on the fifteenth day (whether or not a business day) next preceding such interest payment date, which for so long as the U.S. dollar-denominated Notes are in book-entry form will generally be Cede & Co., as DTC’s nominee. Principal of the U.S. dollar-denominated Notes will be payable at par. Upon receipt of any payment of principal of or interest on the U.S. dollar-denominated Notes, DTC will credit DTC participants’ accounts with payments in amounts proportionate to their respective beneficial interest in the principal amount of U.S. dollar-denominated Notes as shown on the records of DTC. Payments by DTC participants to owners of beneficial interests in the U.S. dollar-denominated Notes held through DTC participants will be the responsibility of such participants, as is in the case with securities held for accounts of customers registered in “street name”. The Republic will have no responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the U.S. dollar-denominated Notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

Principal of and interest on the U.S. dollar-denominated Notes will be payable in U.S. dollars or in such other coin or currency of the United States as at the time of payment is legal tender for the payment of public and private debts. Interest on the U.S. dollar-denominated Notes will be computed on the basis of a 360-day year of twelve 30-day months. In any case where the due date for the payment of the principal of or interest on any U.S. dollar-denominated Notes will be, at any place from which any check for such payment is to be mailed or where such U.S. dollar-denominated Note is to be surrendered for payment or, in the case of payments by transfer, where such transfer is to be made, a day on which banking institutions in New York City are authorized or obligated by law to close, then such payment need not be made on such date at such place but may be made on the next succeeding day at such place which is not a day on which banking institutions are authorized or obligated by law to close, with the same force and effect as if made on the date for such payment, and no interest shall be payable in respect of any such delay.

Status of the Notes

The Notes will be direct, unconditional, unsecured and unsubordinated obligations of the Republic. The Notes will rank at least equally in right of payment, without any preference among themselves, with all of the Republic’s existing and future unsecured and unsubordinated External Indebtedness. See “Description of the Debt Securities—Status of Debt Securities” in the accompanying prospectus.

Redemption

The Republic may not redeem the Notes prior to maturity. At maturity, the Republic will redeem the Notes at par.

Purchase of Notes by the Republic

The Republic may at any time purchase or acquire any of the Notes in any manner and at any price. The Notes which are purchased or acquired by the Republic may, at the Republic’s discretion, be held, resold or surrendered to the fiscal agent for cancellation.

Governing Law

The Notes and the fiscal agency agreement will be governed by the laws of the State of New York. The laws of Korea will govern all matters governing the authorization, execution and delivery of the Notes and the fiscal agency agreement by Korea.

Notices

Notices will be mailed to holders of the Notes (which will be a nominee of Euroclear and Clearstream for the Euro-denominated Notes and a nominee of DTC for the U.S. dollar-denominated Notes as long as the Notes are held in global form) at their registered addresses and shall be deemed to have been given on the date of such mailing. The Republic will ensure that notices are duly given or published in a manner which complies with the rules and regulations of any stock exchange on which the Notes are for the time being listed. The Notes are expected to be listed on the Singapore Stock Exchange. In addition, the Euro-denominated Notes will also be listed on the Frankfurt Stock Exchange in the Open Market.

Fiscal Agent

The duties of the fiscal agent will be governed by the fiscal agency agreement. The Republic may maintain deposit accounts and conduct other banking transactions in the ordinary course of business with the fiscal agent. The fiscal agent is the agent of the Republic, is not a trustee for the holders of the Notes and does not have the same responsibilities or duties to act for such holders as would a trustee.

For so long as the Notes are listed on the Singapore Stock Exchange and the rules of the Singapore Stock Exchange so require, the Republic will appoint and maintain a paying agent with specified offices in Singapore, where the Notes may be presented or surrendered for payment or redemption, in the event any Global Notes are exchanged for certificated Notes. In addition, an announcement of such exchange shall be made by the Republic through the Singapore Stock Exchange. Such announcement shall include all material information with respect to the delivery of the certificated Notes, including details of the paying agent in Singapore.

Form and Registration

General

The Euro-denominated Notes will be represented by one or more fully registered global notes, which will be deposited with the common depositary for, and registered in the name of a nominee of, Euroclear and Clearstream. The U.S. dollar-denominated Notes will be represented by one or more fully registered global notes, which will be deposited with a custodian for, and registered in the name of a nominee of, DTC. Except in the limited circumstances described under “—Certificated Notes” below, beneficial interests in the Notes will only be recorded by book-entry and owners of beneficial interests in the Notes will not be entitled to receive physical delivery of certificated notes representing the Notes.

Euro-denominated Global Notes

Upon the issuance of the global notes for the Euro-denominated Notes, the common depositary for Euroclear and Clearstream will credit, on its internal system, the respective principal amounts of the individual beneficial interests represented by such global notes to the accounts of persons who have accounts with Euroclear and Clearstream. Such accounts initially will be designated by or on behalf of the underwriters. Ownership of beneficial interests in a global note for the Euro-denominated Notes will be limited to persons who have accounts with Euroclear and Clearstream (“Euroclear/Clearstream participants”) or persons who hold interests through Euroclear/Clearstream participants. Ownership of beneficial interests in the global notes for the Euro-denominated Notes will be shown on, and the transfer of that ownership will be effected only through, records maintained by Euroclear and Clearstream or its nominee (with respect to interests of Euroclear /Clearstream participants) and the records of agent members (with respect to interests of persons other than Euroclear/Clearstream participants).

So long as the nominee of the common depositary for Euroclear and Clearstream is the holder of a global note for the Euro-denominated Notes, the nominee of the common depositary for Euroclear and Clearstream will be considered the holder of the Euro-denominated Notes represented by such global note for all purposes under the fiscal agency agreement and the Euro-denominated Notes. No beneficial owner of an interest in a global note for the Euro-denominated Notes will be able to transfer that interest except in accordance with Euroclear and Clearstream’s applicable procedures (in addition to those under the Notes referred to in this prospectus supplement) unless the Republic issues certificated notes as described under “—Certificated Notes” below.

Investors may hold their interests in the global notes for the Euro-denominated Notes directly through Euroclear and Clearstream, if they are Euroclear/Clearstream participants, or indirectly through organizations that are Euroclear/Clearstream participants.

Payments of the principal of and interest on the global notes for the Euro-denominated Notes will be made to the nominee of the common depositary for Euroclear and Clearstream, as the holder of such global notes. None of the Republic, the underwriters or the fiscal agent will have any responsibility or liability for any aspect of the records relating to or payments made to an account of beneficial ownership interests in the global notes for the Euro-denominated Notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

The Republic expects that the paying agent for Euroclear and Clearstream, upon receipt of any payment of principal of or interest on a global note for the Euro-denominated Notes held by the common depositary for Euroclear and Clearstream, will immediately credit Euroclear/Clearstream participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such global note as shown on the records of the common depositary for Euroclear and Clearstream. The Republic also expects that payments by Euroclear/Clearstream participants to owners of beneficial interests in such global note held through such Euroclear/Clearstream participants will be governed by standing instructions and customary practices. Such payments will be the responsibility of such Euroclear/Clearstream participants.

U.S. dollar-denominated Global Notes

Upon the issuance of the global notes for the U.S. dollar-denominated Notes, DTC or its nominee will credit, on its internal system, the respective principal amounts of the individual beneficial interests represented by such global notes to the accounts of persons who have accounts with DTC. Such accounts initially will be designated by or on behalf of the underwriters. Ownership of beneficial interests in a global note for the U.S. dollar-denominated Notes will be limited to persons (including Euroclear and Clearstream) who have accounts with DTC (“DTC participants”) or persons who hold interests through DTC participants. Ownership of beneficial interests in the global notes for the U.S. dollar-denominated Notes will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of DTC participants) and the records of agent members (with respect to interests of persons other than DTC participants).

So long as DTC or its nominee is the holder of a global note for the U.S. dollar-denominated Notes, DTC or its nominee, as the case may be, will be considered the holder of the U.S. dollar-denominated Notes represented by such global note for all purposes under the fiscal agency agreement and the U.S. dollar-denominated Notes. No beneficial owner of an interest in a global note for the U.S. dollar-denominated Notes will be able to transfer that interest except in accordance with DTC’s applicable procedures (in addition to those under the Notes referred to in this prospectus supplement and, if applicable, those of Euroclear and Clearstream) unless the Republic issues certificated notes as described under “—Certificated Notes” below.

Investors may hold their interests in the global notes for the U.S. dollar-denominated Notes directly through DTC, if they are participants, or indirectly through organizations that are DTC participants, including Euroclear and Clearstream. Euroclear and Clearstream will hold interests in the global notes on behalf of their DTC participants through their respective depositaries, which in turn will hold such interests in such global notes in customers’ securities accounts in the depositaries’ names on the books of DTC.

Payments of the principal of and interest on the global notes for the U.S. dollar-denominated Notes will be made to DTC or its nominee, as the holder of such global notes. None of the Republic, the underwriters or the fiscal agent will have any responsibility or liability for any aspect of the records relating to or payments made to an account of beneficial ownership interests in the global notes for the U.S. dollar-denominated Notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

The Republic expects that DTC or its nominee, upon receipt of any payment of principal of or interest on a global note for the U.S. dollar-denominated Notes held by it or its nominee, will immediately credit DTC participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such global note as shown on the records of DTC or its nominee. The Republic also expects that payments by DTC participants to owners of beneficial interests in such global note held through such participants will be governed by standing instructions and customary practices. Such payments will be the responsibility of such participants.

DTC will take any action permitted to be taken by a holder of the U.S. dollar-denominated Notes (including the presentation of Notes for exchange as described below) only at the direction of one or more DTC participants to whose DTC account interests in the global notes are credited, and only in respect of such portion of the aggregate principal amount of the U.S. dollar-denominated Notes as to which such DTC participant or DTC participants has or have given such direction.

Certificated Notes

The Republic will issue certificated notes in exchange for the global notes if:

•

in the case of a global note deposited with or on behalf of DTC, DTC or any successor depositary notifies the Republic that it is unwilling or unable to continue as a depositary for such global notes or ceases to be a “clearing agency” registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”); or

•

in the case of a global note deposited directly with, or with a common depositary for, Euroclear or Clearstream, Euroclear or Clearstream or the common depositary for Euroclear and Clearstream notifies the Republic that it is unwilling or unable to continue as a depositary, or is ineligible to act as depositary; or

•	the Republic, in its sole discretion, executes and delivers to the fiscal agent an order that such global notes will be exchangeable into certificated notes.

For so long as the Notes are listed on the Singapore Stock Exchange and the rules of the Singapore Stock Exchange so require, the Republic will appoint and maintain a paying agent with specified offices in Singapore, where the Notes may be presented or surrendered for payment or redemption, in the event any Global Notes are exchanged for certificated Notes. In addition, an announcement of such exchange shall be made by the Republic through the Singapore Stock Exchange. Such announcement shall include all material information with respect to the delivery of the certificated Notes, including details of the paying agent in Singapore.

The holder of a certificated note may transfer such certificated note by surrendering it at the office maintained for such purpose in the Borough of Manhattan, the City of New York, which initially will be the office of the fiscal agent.

CLEARANCE AND SETTLEMENT

The Republic has obtained the information in this section from sources it believes to be reliable, including from DTC, Euroclear and Clearstream. The Republic accepts responsibility only for accurately extracting information from such sources. DTC, Euroclear and Clearstream are under no obligation to perform or continue to perform the procedures described below, and they may modify or discontinue them at any time. Neither the Republic nor the registrar will be responsible for DTC’s, Euroclear’s or Clearstream’s performance of their obligations under their rules and procedures. Nor will the Republic or the registrar be responsible for the performance by direct or indirect participants of their obligations under their rules and procedures.

Introduction

The Depository Trust Company

DTC is:

•	a limited-purpose trust company organized under the New York Banking Law;

•	a “banking organization” under the New York Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” under the New York Uniform Commercial Code; and

•	a “clearing agency” registered under Section 17A of the Exchange Act.

DTC was created to hold securities for its DTC participants and facilitate the clearance and settlement of securities transactions between its DTC participants. It does this through electronic book-entry changes in the accounts of its direct DTC participants, eliminating the need for physical movement of securities certificates. DTC is owned by a number of its direct DTC participants and by the New York Stock Exchange Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers Inc.

Euroclear and Clearstream

Like DTC, Euroclear and Clearstream hold securities for their Euroclear/Clearstream participants and facilitate the clearance and settlement of securities transactions between their Euroclear/Clearstream participants through electronic book-entry changes in their accounts. Euroclear and Clearstream provide various services to their Euroclear/Clearstream participants, including the safekeeping, administration, clearance and settlement and lending and borrowing of internationally traded securities. Participants in Euroclear and Clearstream are financial institutions such as underwriters, securities brokers and dealers, banks and trust companies. Some of the underwriters participating in this offering are participants in Euroclear or Clearstream. Other banks, brokers, dealers and trust companies have indirect access to Euroclear or Clearstream by clearing through or maintaining a custodial relationship with a Euroclear or Clearstream participant.

Ownership of the Euro-denominated Notes through Euroclear and Clearstream

The Republic will issue the Euro-denominated Notes in the form of one or more fully registered global notes which will be deposited with the common depositary for, and registered in the name of a nominee of, Euroclear and Clearstream. Beneficial interests in the Euro-denominated Notes can only be held in the form of book-entry interests through Euroclear/Clearstream participants in such systems, or indirectly through organizations that are Euroclear/Clearstream participants in such systems.

The Republic and the fiscal agent generally will treat the registered holder of the Euro-denominated Notes, initially The Bank of New York Depository (Nominees) Limited, as the absolute owner of the Euro-denominated Notes for all purposes. Once the Republic and the paying agent for Euroclear and Clearstream make payments to the registered holder, the Republic and the paying agent for Euroclear and Clearstream will no longer be liable on the Euro-denominated Notes for the amounts so paid. Accordingly, if you own a beneficial interest in the global notes, you must rely on the procedures of the institutions through which you hold your interests in the Euro-denominated Notes, including Euroclear, Clearstream and their respective Euroclear/Clearstream participants, to exercise any of the rights granted to holders of Euro-denominated Notes.

Ownership of the U.S. dollar-denominated Notes through DTC, Euroclear and Clearstream

The Republic will issue the U.S. dollar-denominated Notes in the form of one or more fully registered global notes, registered in the name of a nominee of DTC. Financial institutions, acting as direct and indirect participants in DTC, will represent your beneficial interests in the global notes. These financial institutions will record the ownership and transfer of your beneficial interests through book-entry accounts. You may hold your beneficial interests in the global notes through Euroclear or Clearstream, if you are a DTC participant in such systems, or indirectly through organizations that are DTC participants in such systems. Euroclear and Clearstream will hold their Euroclear/Clearstream participants’ beneficial interests in the global notes in their customers’ securities accounts with their depositaries. These depositaries of Euroclear and Clearstream in turn will hold such interests in their customers’ securities accounts with DTC.

The Republic and the fiscal agent generally will treat the registered holder of the Notes, initially Cede & Co., as the absolute owner of the U.S. dollar-denominated Notes for all purposes. Once the Republic and the fiscal agent make payments to the registered holder, the Republic and the fiscal agent will no longer be liable on the U.S. dollar-denominated Notes for the amounts so paid. Accordingly, if you own a beneficial interest in the global notes, you must rely on the procedures of the institutions through which you hold your interests in the U.S. dollar-denominated Notes, including DTC, Euroclear, Clearstream and their respective participants, to exercise any of the rights granted to holders of Notes. Under existing industry practice, if you desire to take any action that Cede & Co., as the holder of the global notes, is entitled to take, then Cede & Co. would authorize the DTC participant through which you own your beneficial interest to take such action. The DTC participant would then either authorize you to take the action or act for you on your instructions.

DTC may grant proxies or authorize its DTC participants, or persons holding beneficial interests in the U.S. dollar-denominated Notes through such DTC participants, to exercise any rights of a holder or take any actions that a holder is entitled to take under the fiscal agency agreement or the U.S. dollar-denominated Notes. Euroclear’s or Clearstream’s ability to take actions as holder under the U.S. dollar-denominated Notes or the fiscal agency agreement will be limited by the ability of their respective depositaries to carry out such actions for them through DTC. Euroclear and Clearstream will take such actions only in accordance with their respective rules and procedures.

The fiscal agent will not charge you any fees for the U.S. dollar-denominated Notes, other than reasonable fees and indemnity satisfactory to the fiscal agent for the replacement of lost, stolen, mutilated or destroyed U.S. dollar-denominated Notes. However, you may incur fees for the maintenance and operation of the book-entry accounts with the clearing systems in which your beneficial interests are held.

Transfers Within and Between DTC, Euroclear and Clearstream

Trading Between DTC Purchasers and Sellers

DTC participants will transfer interests in the U.S. dollar-denominated Notes among themselves in the ordinary way according to DTC rules. DTC participants will pay for such transfers by wire transfer. The laws of some states require certain purchasers of securities to take physical delivery of the securities in definitive form. These laws may impair your ability to transfer beneficial interests in the global notes to such purchasers. DTC can act only on behalf of its direct DTC participants, who in turn act on behalf of indirect DTC participants and certain banks. Thus, your ability to pledge a beneficial interest in the global notes to persons that do not participate in the DTC system, and to take other actions, may be limited because you will not possess a physical certificate that represents your interest.

Trading Between Euroclear and/or Clearstream Participants

Euroclear/Clearstream participants will transfer interests in the Notes among themselves according to the rules and operating procedures of Euroclear and Clearstream.

Trading Between a DTC Seller and a Euroclear or Clearstream Purchaser

When the U.S. dollar-denominated Notes are to be transferred from the account of a DTC participant to the account of a Euroclear or Clearstream participant, the purchaser must first send instructions to Euroclear or Clearstream through a participant at least one business day prior to the settlement date. Euroclear or Clearstream will then instruct its depositary to receive the U.S. dollar-denominated Notes and make payment for them. On the settlement date, the depositary will make payment to the DTC participant’s account, and the U.S. dollar-denominated Notes will be credited to the depositary’s account. After settlement has been completed, DTC will credit the U.S. dollar-denominated Notes to Euroclear or Clearstream, Euroclear or Clearstream will credit the U.S. dollar-denominated Notes, in accordance with its usual procedures, to the participant’s account, and the participant will then credit the purchaser’s account. These securities credits will appear the next day (European time) after the settlement date. The cash debit from the account of Euroclear or Clearstream will be back-valued to the value date, which will be the preceding day if settlement occurs in New York. If settlement is not completed on the intended value date (i.e., the trade fails), the cash debit will instead be valued at the actual settlement date.

Participants in Euroclear and Clearstream will need to make funds available to Euroclear or Clearstream to pay for the U.S. dollar-denominated Notes by wire transfer on the value date. The most direct way of doing this is to pre-position funds (i.e., have funds in place at Euroclear or Clearstream before the value date), either from cash on hand or existing lines of credit. Under this approach, however, participants may take on credit exposure to Euroclear and Clearstream until the U.S. dollar-denominated Notes are credited to their accounts one day later.

As an alternative, if Euroclear or Clearstream has extended a line of credit to a participant, the participant may decide not to pre-position funds, but to allow Euroclear or Clearstream to draw on the line of credit to finance settlement for the U.S. dollar-denominated Notes. Under this procedure, Euroclear or Clearstream would charge the participant overdraft charges for one day, assuming that the overdraft would be cleared when the U.S. dollar-denominated Notes were credited to the participant’s account. However, interest on the Notes would accrue from the value date. Therefore, in many cases the interest income on the U.S. dollar-denominated Notes which the participant earns during that one-day period will substantially reduce or offset the amount of the participant’s overdraft charges. Of course, this result will depend on the cost of funds (i.e., the interest rate that Euroclear or Clearstream charges) to each participant.

Since the settlement will occur during New York business hours, a DTC participant selling an interest in the U.S. dollar-denominated Notes can use its usual procedures for transferring global securities to the depositories of Euroclear or Clearstream for the benefit of Euroclear or Clearstream participants. The DTC seller will receive the sale proceeds on the settlement date. Thus, to the DTC seller, a cross-market sale will settle no differently than a trade between two DTC participants.

Trading Between a Euroclear or Clearstream Seller and a DTC Purchaser

Due to time-zone differences in their favor, Euroclear and Clearstream participants can use their usual procedures to transfer U.S. dollar-denominated Notes through their depositaries to a DTC participant. The seller must first send instructions to Euroclear or Clearstream through a participant at least one business day prior to the settlement date. Euroclear or Clearstream will then instruct its depositary to credit the U.S. dollar-denominated Notes to the DTC participant’s account and receive payment. The payment will be credited in the account of the Euroclear or Clearstream participant on the following day, but the receipt of the cash proceeds will be back-valued to the value date, which will be the preceding day if settlement occurs in New York. If settlement is not completed on the intended value date (i.e., the trade fails), the receipt of the cash proceeds will instead be valued at the actual settlement date.

If the Euroclear or Clearstream participant selling the U.S. dollar-denominated Notes has a line of credit with Euroclear or Clearstream and elects to be in debit for the U.S. dollar-denominated Notes until it receives the sale proceeds in its account, then the back-valuation may substantially reduce or offset any overdraft charges that the participant incurs over that period.

Settlement in other currencies between DTC and Euroclear and Clearstream is possible using free-of-payment transfers to move the U.S. dollar-denominated Notes, but funds movement will take place separately.

Finally, day traders who use Euroclear or Clearstream and who purchase U.S. dollar-denominated Notes from DTC participants for credit to Euroclear participants or Clearstream participants should note that these trades will automatically fail unless one of three steps is taken:

•

borrowing through Euroclear or Clearstream for one day, until the purchase side of the day trade is reflected in the day trader’s Euroclear or Clearstream account, in accordance with the clearing system’s customary procedures;

•

borrowing the U.S. dollar-denominated Notes in the United States from DTC participants no later than one day prior to settlement, which would allow sufficient time for the U.S. dollar-denominated Notes to be reflected in the Euroclear or Clearstream account in order to settle the sale side of the trade; or

•

staggering the value dates for the buy and sell sides of the trade so that the value date for the purchase from the DTC participant is at least one day prior to the value date for the sale to the Euroclear or Clearstream participant.

TAXATION

Korean Taxation

For a discussion of certain Korean tax considerations that may be relevant to you if you invest in the Notes, see “Taxation—Korean Taxation” in the accompanying prospectus.

United States Tax Considerations

Stated interest on the Notes will be treated as qualified stated interest for U.S. federal income tax purposes. For a discussion of certain U.S. federal income tax considerations that may be relevant to you if you invest in the Notes, see “Taxation—United States Tax Considerations” in the accompanying prospectus. For purposes of such discussion, the term “remaining redemption amount” for a debt security is the total of all future payments to be made on such debt security other than payments of qualified stated interest.

UNDERWRITING

Relationship with the Underwriters

The Republic and the underwriters named below have entered into a Terms Agreement dated                     , 2014 (the “Terms Agreement”) with respect to the Notes relating to the Underwriting Agreement—Standard Terms (Debt Securities) (together with the Terms Agreement, the “Underwriting Agreement”) filed as an exhibit to the registration statement. Barclays Capital Inc., Credit Suisse Securities (USA) LLC, Deutsche Bank AG, Singapore Branch, Goldman Sachs International, J.P. Morgan Securities LLC, The Korea Development Bank, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Samsung Securities Co., Ltd. are acting as representatives of the underwriters. Subject to the terms and conditions set forth in the Underwriting Agreement, the Republic has agreed to sell to each of the underwriters, and each of the underwriters has severally agreed to purchase, the following principal amounts of the Notes set out opposite its name below:

Names and addresses of underwriters	Principal Amount of Euro-denominated Notes	Principal Amount of U.S. dollar- denominated Notes
Barclays Capital Inc.	€	US$
Credit Suisse Securities (USA) LLC
Deutsche Bank AG, Singapore Branch
Goldman Sachs International
J.P. Morgan Securities LLC
The Korea Development Bank
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Samsung Securities Co., Ltd.

Total	€	US$

The Underwriting Agreement provides that the underwriters are obligated to purchase all of the Notes if any are purchased. The Underwriting Agreement also provides that if an underwriter defaults, the purchase commitment of the non-defaulting underwriters may be increased or the offering of the Notes may be terminated.

The underwriters initially propose to offer the Notes at the public offering price described on the cover page of this prospectus supplement. After the offering of the Notes, the underwriters may from time to time change the public offering price and other selling terms. The underwriters may offer the Notes in various jurisdictions through certain of their respective affiliates. The offering of the Notes by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

Any underwriter who is not registered as a broker-dealer with the Securities and Exchange Commission will not engage in any transaction related to the Notes in the United States except as permitted by the Exchange Act. Deutsche Bank AG, Singapore Branch, Goldman Sachs International and Samsung Securities Co., Ltd. will offer the Notes in the United States through their respective registered broker-dealer affiliates in the United States, Deutsche Bank Securities Inc., Goldman, Sachs & Co. and Samsung Securities (America), Inc., respectively.

The Notes are a new class of securities with no established trading market. Approval in-principle has been received for the listing and quotation of the Notes on the Singapore Stock Exchange. In addition, the Euro-denominated Notes will also be listed on the Frankfurt Stock Exchange in the Open Market. For so long as the Notes are listed on the Singapore Stock Exchange and the rules of the Singapore Stock Exchange so require, the Notes will be traded on the Singapore Stock Exchange in a minimum board lot size of S$200,000 or its equivalent in foreign currencies. Accordingly, the Euro-denominated Notes and the U.S. dollar-denominated Notes will be traded in a minimum board lot size of €200,000 and US$200,000, respectively, following listing. The underwriters have advised the Republic that they intend to make a market in the Notes. However, they are not obligated to do so, and they may discontinue any market-making activities with respect to the Notes at any time without notice. Accordingly, the Republic cannot assure you as to the liquidity of any trading market for the Notes.

The Republic has agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”), or to contribute with respect to certain payments which the underwriters may be required to make in respect of any such liabilities.

In connection with the offering, the underwriters may purchase and sell Notes in the open market. These transactions may include over-allotment, covering transactions, stabilizing transactions and penalty bids. Over- allotment involves sales of Notes in excess of the principal amount of Notes to be purchased by the underwriters in this offering, which creates a short position for the underwriters. Covering transactions involve purchases of the Notes in the open market after the distribution has been completed in order to cover short positions. Stabilizing transactions consist of certain bids or purchases of Notes made for the purpose of preventing or retarding a decline in the market price of the Notes while the offering is in progress. Penalty bids permit the underwriters to reclaim a selling concession from a dealer when the Notes originally sold by such dealer are purchased in a stabilizing transaction or a covering transaction to cover short positions. Any of these activities may have the effect of preventing or retarding a decline in the market price of the Notes. They may also cause the price of the Notes to be higher than the price that otherwise would exist in the open market in the absence of these transactions. The underwriters may conduct these transactions, in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time, and must discontinue them after a limited period.

The amount of net proceeds of the Euro-denominated Notes and the U.S. dollar-denominated Notes is €             and US$            , respectively, after deducting underwriting discounts but not estimated expenses. The total of the Republic’s expenses for this offering are estimated to be approximately US$            .The underwriters have agreed to pay or reimburse certain of the Republic’s expenses, estimated to be approximately US$            , incurred in connection with the offering of the Notes.

In the ordinary course of their respective businesses, some of the underwriters and/or their respective affiliates have engaged, and may in the future engage, in investment banking, commercial banking, advisory or other services for the Republic for which customary compensation and expense reimbursement has been or will be received.

The Korea Development Bank, one of the representatives, is an affiliate of the Republic. The Korea Development Bank was established pursuant to The Korea Development Bank Act, as amended, and (through the Korea Financing Corporation and KDB Financial Group Inc.) is a wholly Government-owned financial institution. The Korea Development Bank will not offer the Notes in the United States.

Delivery of the Notes

The Republic expects to make delivery of the Notes against payment for the Notes in same-day funds on or about             , 2014, which will be                      the business day following the date of this prospectus supplement. Under Rule 15c6-1 promulgated under the Exchange Act, U.S. purchasers are generally required to settle trades in the secondary market in three business days, unless they and the other parties to any such trade expressly agree otherwise. Accordingly, if you wish to trade in the Notes on any day prior to the third business day from the settlement, because the Notes will initially settle in T+          , you may be required to specify an alternate settlement cycle at the time of your trade to prevent a failed settlement. Purchasers in other countries should consult with their own advisors.

Non-U.S. Selling Restrictions

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the Notes, or the possession, circulation or distribution of this prospectus supplement, the accompanying prospectus or any other material relating to us or the Notes in any jurisdiction where action for that purpose is required. Accordingly, the Notes may not be offered or sold, directly or indirectly, and none of this prospectus supplement, the accompanying prospectus or any other offering material or advertisements in connection with the Notes may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

Korea

The Notes have not been offered, sold or delivered, and will not be offered, sold or delivered, directly or indirectly, to, or for the account or benefit of, any resident of Korea, except as permitted by applicable Korean laws and regulations. Any securities dealer to whom the Notes are sold will agree that it will not offer any Notes, directly or indirectly, in Korea or to any resident of Korea, except as permitted by applicable Korean laws and regulations, or to any dealer who does not so represent and agree.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each of the underwriters has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of the Notes to the public in that Relevant Member State prior to the publication of a prospectus in relation to the Notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive and the 2010 PD Amending Directive to the extent implemented, except that it may, with effect from and including the Relevant Implementation Date, make an offer of the Notes to the public in that Relevant Member State at any time:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive or the 2010 PD Amending Directive if the relevant provision has been implemented;

(b)	to fewer than (1) 100 natural or legal persons per Relevant Member State (other than qualified investors as defined in the Prospectus Directive or the 2010 PD Amending Directive if the relevant provision has been implemented) or (2) if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons per Relevant Member State (other than qualified investors as defined in the Prospectus Directive or the 2010 PD Amending Directive if the relevant provision has been implemented), subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by the Issuer for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive or Article 3(2) of the 2010 PD Amending Directive to the extent implemented.

For the purposes of this provision, the expression an “offer of the Notes to the public”, in relation to any Notes in any Relevant Member State, means the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe the Notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression Prospectus Directive means Directive 2003/71/EC, and includes any relevant implementing measure in the Relevant Member State, and the expression 2010 PD Amending Directive means Directive 2010/73/EC.

United Kingdom

Each underwriter has represented and agreed that:

(i)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of

Section 21 of the Financial Services and Markets Act 2000, or the FSMA) received by it in connection with the issue or sale of the Notes in circumstances in which Section 21(1) of the FSMA does not apply to the Republic; and

(ii)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

Japan

The Notes have not been and will not be registered under the Financial Instruments and Exchange Law of Japan. Each underwriter has represented and agreed that it has not offered or sold, and it will not offer or sell, directly or indirectly, any Notes in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to, or for the account or benefit of, any resident for reoffering or resale, directly or indirectly, in Japan or to, or for the account or benefit of, any resident of Japan except (i) pursuant to an exemption from the registration requirements of, or otherwise in compliance with, the Financial Instruments and Exchange Law of Japan and (ii) in compliance with the other relevant laws, regulations and ministerial guidelines of Japan.

Hong Kong

The Notes will not be offered or sold in Hong Kong by means of any document, other than (i) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance or (ii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the Notes, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) will be issued other than with respect to Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

Singapore

This prospectus supplement and the accompanying prospectus have not been registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”). Accordingly, the Notes may not be offered or sold or made the subject of an invitation for subscription or purchase nor may this prospectus supplement, the accompanying prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes, be circulated or distributed, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of SFA, (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275, of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the Notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Notes pursuant to an offer made under Section 275 of the SFA except:

(i)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(ii)	where no consideration is or will be given for the transfer;

(iii)	where the transfer is by operation of law;

(iv)	as specified in Section 276(7) of the SFA; or

(v)	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Republic of Italy

The offering of the Notes has not been registered pursuant to Italian securities legislation and, accordingly, no Notes may be offered, sold or delivered, nor may copies of this prospectus supplement or of any other document relating to the Notes be distributed in the Republic of Italy, except:

(i)	to qualified investors (investitori qualificati), as defined pursuant to Article 100 of Legislative Decree No. 58 of February 24, 1998, as amended (the Financial Services Act) and the relevant implementing CONSOB regulations, as amended from time to time, and in Article 2 of Directive No. 2003/71/EC of November 4, 2003; or

(ii)	in other circumstances which are exempted from the rules on public offerings pursuant to Article 100 of the Financial Services Act and Article 33, first paragraph, of CONSOB Regulation No. 11971 of May 14, 1999, as amended (Regulation No. 11971).

Any offer, sale or delivery of the Notes or distribution of copies of this prospectus supplement or any other document relating to the Notes in the Republic of Italy under (i) or (ii) above must be:

(a)	made by an investment firm, bank or financial intermediary permitted to conduct such activities in the Republic of Italy in accordance with the Financial Services Act, CONSOB Regulation No. 16190 of October 29, 2007 (as amended from time to time) and Legislative Decree No. 385 of September 1, 1993, as amended (the Banking Act); and

(b)	in compliance with Article 129 of the Banking Act, as amended, and the implementing guidelines of the Bank of Italy, as amended from time to time, pursuant to which the Bank of Italy may request information on the issue or the offer of securities in the Republic of Italy; and

(c)	in compliance with any other applicable laws and regulations or requirement imposed by CONSOB or other Italian authority.

LEGAL MATTERS

The validity of the Notes is being passed upon for the Republic by Cleary Gottlieb Steen & Hamilton LLP, New York, New York, and by Kim & Chang, Seoul, Korea. Certain legal matters will also be passed upon for the underwriters by Simpson Thacher & Bartlett LLP, New York, New York, and by Lee & Ko, Seoul, Korea. In giving their opinions, Cleary Gottlieb Steen & Hamilton LLP and Simpson Thacher & Bartlett LLP may rely as to matters of Korean law upon the opinions of Kim & Chang and Lee & Ko, and Kim & Chang and Lee & Ko may rely as to matters of New York law upon the opinions of Cleary Gottlieb Steen & Hamilton LLP and Simpson Thacher & Bartlett LLP.

GENERAL INFORMATION

The issue of the Notes has been authorized by the National Assembly pursuant to a resolution adopted on January 1, 2014. The Republic is not involved in any litigation, arbitration or administrative proceedings that are material in the context of the issue of the Notes and are not aware of any such litigation, arbitration or administrative proceedings whether pending or threatened.

Other than as disclosed in this prospectus supplement and the accompanying prospectus, there has been no material adverse change in the financial position or affairs of Korea since December 31, 2013.

For so long as the Notes are listed on the Singapore Stock Exchange and the rules of the Singapore Stock Exchange so require, the Republic will appoint and maintain a paying agent with specified offices in Singapore, where the Notes may be presented or surrendered for payment or redemption, in the event any Global Notes are exchanged for certificated Notes. In addition, an announcement of such exchange shall be made by the Republic through the Singapore Stock Exchange. Such announcement shall include all material information with respect to the delivery of the certificated Notes, including details of the paying agent in Singapore. So long as the Notes are listed on the Singapore Stock Exchange and the rules of the Singapore Stock Exchange so require, the Notes will be traded on the Singapore Stock Exchange in a minimum board lot size of S$200,000 or its equivalent in foreign currencies. Accordingly, the Euro-denominated Notes and the U.S. dollar-denominated Notes will be traded in a minimum board lot size of €200,000 and US$200,000, respectively, following listing.

The registration statement with respect to the Republic and the Notes has been filed with the Securities and Exchange Commission in Washington, D.C. under the Securities Act. Additional information concerning the Republic and the Notes is contained in the registration statement and amendments to such registration statement, including their various exhibits, which may be inspected at the public reference facilities maintained by the Securities and Exchange Commission at Room 1024, 100 F Street N.E., Washington, D.C. 20549.

The Notes have been accepted for clearance through DTC, Euroclear and Clearstream:

	Common Code	ISIN	CUSIP
Euro-denominated Notes			—
U.S. dollar-denominated

PROSPECTUS

The Republic of Korea

US$7,000,000,000

Debt Securities

The Republic may offer up to US$7,000,000,000 of its debt securities for sale from time to time based on information contained in this prospectus and various prospectus supplements. The debt securities will be direct, unconditional, unsecured and unsubordinated obligations of the Republic and will at all times rank at least equally with all other unsecured and unsubordinated external indebtedness of the Republic.

The Republic will provide specific terms of these securities in one or more supplements to this prospectus. You should read this prospectus and any prospectus supplement carefully before you invest. This prospectus may not be used to make offers or sales of debt securities unless accompanied by a prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 25, 2014.

CERTAIN DEFINED TERMS AND CONVENTIONS

Unless the context otherwise requires, all references to “Korea” or the “Republic” contained in this prospectus are to The Republic of Korea. All references to the “Government” are to the government of Korea.

Unless otherwise indicated, all references to “won”, “Won” or “￦” contained in this prospectus are to the currency of Korea, and references to “U.S. dollars”, “Dollars”, “dollars”, “$” or “US$” are to the currency of the United States of America.

The fiscal year of the Republic ends on December 31 of each year. The fiscal year ended December 31, 2012 is referred to in this prospectus as “2012”, and other fiscal years are referred to in a similar manner.

Totals in some tables in this prospectus may differ from the sum of the individual items in those tables due to rounding.

USE OF PROCEEDS

Unless otherwise specified in a prospectus supplement, the net proceeds from the sale of the debt securities will become part of the Foreign Exchange Stabilization Fund established and managed under the Korean Foreign Exchange Transaction Act. The Foreign Exchange Stabilization Fund is used for:

•	selling and purchasing foreign currencies;

•	depositing or lending to The Bank of Korea, foreign governments, foreign central banks or other financial institutions inside and outside Korea;

•

guaranteeing debt incurred by The Bank of Korea, Korean institutions authorized to engage in foreign exchange business or foreign financial institutions in connection with foreign exchange transactions or engaging in certain currency derivatives transactions;

•	entrusting to Korean institutions authorized to engage in foreign exchange business to manage the Foreign Exchange Stabilization Fund; and

•

temporarily paying on behalf of the Government, foreign currency debt incurred by Korean institutions authorized to engage in foreign exchange business and guaranteed by the Government until payment is made by the Government using a contingency fund or supplementary budget.

THE REPUBLIC OF KOREA

Land and History

Territory and Population

Located generally south of the 38th parallel on the Korean peninsula, The Republic of Korea covers about 38,000 square miles, approximately one-fourth of which is arable. The Republic has a population of approximately 51 million people. The country’s largest city and capital, Seoul, has a population of about 10 million people.

Map of the Republic of Korea

Political History

Dr. Rhee Seungman, who was elected President in each of 1948, 1952, 1956 and 1960, dominated the years after the Republic’s founding in 1948. Shortly after President Rhee’s resignation in 1960 in response to student-led demonstrations, a group of military leaders headed by Park Chung Hee assumed power by coup. The military leaders established a civilian government, and the country elected Mr. Park as President in October 1963. President Park served as President until his assassination in 1979 following a period of increasing strife between the Government and its critics. The Government declared martial law and formed an interim government under Prime Minister Choi Kyu Hah, who became the next President. After clashes between the Government and its critics, President Choi resigned, and General Chun Doo Hwan, who took control of the Korean army, became President in 1980.

In late 1980, the country approved, by national referendum, a new Constitution, providing for indirect election of the President by an electoral college and for certain democratic reforms, and shortly thereafter, in early 1981, re-elected President Chun.

Responding to public demonstrations in 1987, the legislature revised the Constitution to provide for direct election of the President. In December 1987, Roh Tae Woo won the Presidency by a narrow plurality, after opposition parties led by Kim Young Sam and Kim Dae Jung failed to unite behind a single candidate. In February 1990, two opposition political parties, including the one led by Kim Young Sam, merged into President Roh’s ruling Democratic Liberal Party.

In December 1992, the country elected Kim Young Sam as President. The election of a civilian and former opposition party leader considerably lessened the controversy concerning the legitimacy of the political regime. President Kim’s administration reformed the political sector and deregulated and internationalized the Korean economy.

In December 1997, the country elected Kim Dae Jung as President. President Kim’s party, the Millennium Democratic Party (formerly known as the National Congress for New Politics), formed a coalition with the United Liberal Democrats led by Kim Jong Pil, with Kim Jong Pil becoming the first prime minister in President Kim’s administration. The coalition, which temporarily ended before the election held in April 2000, continued with the appointment of Lee Han Dong of the United Liberal Democrats as the Prime Minister in June 2000. The coalition again ended in September 2001.

In December 2002, the country elected Roh Moo Hyun as President. President Roh and his supporters left the Millennium Democratic Party in 2003 and formed a new party, the Uri Party, in November 2003. On August 15, 2007, 85 members of the National Assembly, previously belonging to the Uri Party, or the Democratic Party, formed the United New Democratic Party (the “UNDP”). The Uri Party merged into the UNDP in August 20, 2007. In February 2008, the UNDP merged back into the Democratic Party. In December 2011, the Democratic Party merged with the Citizens Unity Party to form the Democratic United Party, which changed its name to the Democratic Party in May 2013.

In December 2007, the country elected Lee Myung-Bak as President. He commenced his term on February 25, 2008. The Lee administration pursued a lively market economy through deregulation, free trade and the attraction of foreign investment.

In December 2012, the country elected Park Geun-hye as President. She commenced her term on February 25, 2013. The Park administration’s key policy priorities include:

•	facilitating the growth of small and medium-enterprises and job creation;

•	seeking a productive welfare system based on customized welfare benefits and job training;

•	promoting clean and renewable energy technologies;

•	facilitating new growth engine industries;

•	taking initiatives on the denuclearization of North Korea; and

•	establishing an efficient government by reorganizing government functions.

Government and Politics

Government and Administrative Structure

Governmental authority in the Republic is centralized and concentrated in a strong Presidency. The President is elected by popular vote and can only serve one term of five years. The President chairs the State Council, which consists of the prime minister, the deputy prime ministers, the respective heads of Government ministries and the ministers of state. The President can select the members of the State Council and appoint or remove all other Government officials, except for elected local officials.

The President can veto new legislation and take emergency measures in cases of natural disaster, serious fiscal or economic crisis, state of war or other similar circumstances. The President must promptly seek the concurrence of the National Assembly for any emergency measures taken and failing to do so automatically invalidates the emergency measures. In the case of martial law, the President may declare martial law without the consent of the National Assembly; provided, however, that the National Assembly may request the President to rescind such martial law.

The National Assembly exercises the country’s legislative power. The Constitution and the Election for Public Offices Act provide for the direct election of about 82% of the members of the National Assembly and the distribution of the remaining seats proportionately among parties winning more than 5 seats in the direct election or receiving over 3% of the popular vote. National Assembly members serve four-year terms. The National Assembly enacts laws, ratifies treaties and approves the national budget. The executive branch drafts most legislation and submits it to the National Assembly for approval.

The country’s judicial branch comprises the Supreme Court, the Constitutional Court and lower courts of various levels. The President appoints the Chief Justice of the Supreme Court and appoints the other Justices of the Supreme Court upon the recommendation of the Chief Justice. All appointments to the Supreme Court require the consent of the National Assembly. The Chief Justice, with the consent of the conference of Supreme Court Justices, appoints all the other judges in Korea. Supreme Court Justices serve for six years and all other judges serve for ten years. Other than the Chief Justice, justices and judges may be reappointed to successive terms.

The President formally appoints all nine judges of the Constitutional Court, but three judges must be designated by the National Assembly and three by the Chief Justice of the Supreme Court. Constitutional Court judges serve for six years and may be reappointed to successive terms.

Administratively, the Republic comprises eight provinces, one special autonomous province (Jeju), one special city (Seoul), six metropolitan cities (Busan, Daegu, Incheon, Gwangju, Daejon and Ulsan) and one special autonomous city (Sejong). From 1961 to 1995, the national government controlled the provinces and the President appointed provincial officials. Local autonomy, including the election of provincial officials, was reintroduced in June 1995.

Political Organizations

The 19th legislative general election was held on April 11, 2012 and the term of the National Assembly members elected in the 19th legislative general election commenced on May 30, 2012. In March 2014, the Democratic Party merged with the New Politics Alliance and changed its name to the New Politics Alliance for Democracy, or the NPAD. Currently, there are two major political parties, the Saenuri Party (formerly known as the Grand National Party), or SP, to which President Park Geun-hye belongs, and the NPAD.

As of March 31, 2014, the parties control the following number of seats in the National Assembly:

	SP	NPAD	Others	Total
Number of Seats	156	130	12	298

Relations with North Korea

Relations between the Republic and North Korea have been tense over most of the Republic’s history. The Korean War, which took place between 1950 and 1953 began with the invasion of the Republic by communist forces from North Korea and, following a military stalemate, an armistice was reached establishing a demilitarized zone monitored by the United Nations in the vicinity of the 38th parallel.

North Korea maintains a regular military force estimated at more than 1,000,000 troops, mostly concentrated near the northern border of the demilitarized zone. The Republic’s military forces, composed of approximately 650,000 regular troops and almost 3.0 million reserves, maintain a state of military preparedness along the southern border of the demilitarized zone. In addition, the United States has historically maintained its military presence in the Republic. In October 2004, the United States and the Republic agreed to a three-phase withdrawal of approximately one-third of the 37,500 troops stationed in the Republic by the end of 2008. By the end of 2004, 5,000 U.S. troops departed the Republic in the first phase of such withdrawal and in the plan’s second phase, the United States removed 5,000 troops by the end of 2006. In the final phase, another 2,500 U.S. troops were scheduled to depart by the end of 2008. In April 2008, however, the United States and the Republic decided not to proceed with the final phase of withdrawal and agreed to maintain 28,500 U.S. troops in the Republic. In February 2007, the United States and the Republic agreed to dissolve their joint command structure by 2012, which would allow the Republic to assume the command of its own armed forces in the event of war on the Korean peninsula. In June 2010, however, the United States and the Republic agreed to delay the dissolution of their joint command structure to 2015.

The level of tension between the two Koreas has fluctuated and may increase abruptly as a result of current and future events. In recent years, there have been heightened security concerns stemming from North Korea’s nuclear weapons and long-range missile programs and increased uncertainty regarding North Korea’s actions and possible responses from the international community. In December 2002, North Korea removed the seals and surveillance equipment from its Yongbyon nuclear power plant and evicted inspectors from the United Nations International Atomic Energy Agency. In January 2003, North Korea renounced its obligations under the Nuclear Non-Proliferation Treaty. Since the renouncement, the Republic, the United States, North Korea, China, Japan and Russia have held numerous rounds of six party multi-lateral talks in an effort to resolve issues relating to North Korea’s nuclear weapons program.

In addition to conducting test flights of long-range missiles, North Korea announced in October 2006 that it had successfully conducted a nuclear test, which increased tensions in the region and elicited strong objections worldwide. In response, the United Nations Security Council passed a resolution that prohibits any United Nations member state from conducting transactions with North Korea in connection with any large scale arms and material or technology related to missile development or weapons of mass destruction and from providing luxury goods to North Korea, imposes an asset freeze and travel ban on persons associated with North Korea’s weapons program, and calls upon all United Nations member states to take cooperative action, including thorough inspection of cargo to or from North Korea. In response, North Korea agreed in February 2007 at the six-party talks to shut down and seal the Yongbyon nuclear facility, including the reprocessing facility, and readmit international inspectors to conduct all necessary monitoring and verifications.

In April 2009, North Korea launched a long-range rocket over the Pacific Ocean. The Republic, Japan and the United States responded that the launch poses a threat to neighboring nations and that it was in violation of the United Nations Security Council resolution adopted in 2006 against nuclear tests by North Korea, and the United Nations Security Council unanimously passed a resolution that condemned North Korea for the launch and decided to tighten sanctions against North Korea. Subsequently, North Korea announced that it would permanently pull out of the six-party talks and restart its nuclear program, and the International Atomic Energy Agency reported that its inspectors had been ordered to remove surveillance devices and other equipment at the Yongbyon nuclear power plant and to leave North Korea. In May 2009, North Korea announced that it had successfully conducted a second nuclear test and test-fired three short-range, surface-to-air missiles. In response, the United Nations Security Council unanimously passed a resolution that condemned North Korea for the nuclear test and decided to expand and tighten sanctions against North Korea. In March 2010, a Korean warship was destroyed by an underwater explosion, killing many of the crewmen on board. The Government formally accused North Korea of causing the sinking in May 2010. North Korea has denied responsibility for the sinking and has threatened retaliation for any attempt to punish it for the act. In November 2010, North Korean forces fired more than one hundred artillery shells targeting Yeonpyeong Island located near the maritime border between the Republic and North Korea on the west coast of the Korean peninsula, killing two Korean soldiers and two civilians as well as causing substantial property damage. The Republic responded by firing approximately 80 artillery shells and putting the military on its highest alert level. The Government condemned North Korea for the act and vowed stern retaliation should there be further provocation. In April 2012, North Korea launched a long-range rocket over the Yellow Sea. The Republic, Japan and the United States condemned the launch and the United Nations Security Council adopted a chairman’s statement condemning North Korea for the launch. In December 2012, North Korea successfully launched a satellite into orbit using a long-range rocket after an unsuccessful attempt in April 2012, despite concerns in the international community that such a launch would be in violation of the recent agreement with the United States as well as United Nations Security Council resolutions that prohibit North Korea from conducting launches that use ballistic missile technology. In February 2013, North Korea announced that it had successfully conducted a third nuclear test, which increased tensions in the region. In response, the United Nations Security Council strongly condemned North Korea for the nuclear test. In late March 2013, North Korea stated that it had entered “a state of war” with the Republic, declaring the 1953 armistice invalid, and put its artillery at the highest level of combat readiness to protest the Republic-United States allies’ military drills and additional sanctions imposed on North Korea for its missile and nuclear tests. In early April 2013, North Korea blocked access to the inter-Korean industrial complex in its border city of Gaeseong to South Koreans, while the U.S. deployed nuclear-capable stealth bombers and destroyers to Korean air and sea space. In May 2013, North Korea launched several short-range projectiles into waters off its east coast over a three-day period. The Government declared the launches a provocation and urged North Korea to take responsible actions. In February and March of 2014, North Korea test fired a number of short-range and medium-range missiles from the east coast of the Korean peninsula into the East Sea in apparent protest of annual joint military exercises being held by the Republic and the United States.

There recently has been increased uncertainty with respect to the future of North Korea’s political leadership and concern regarding its implications for economic and political stability in the region. In June 2009, U.S. and Korean officials announced that Kim Jong-il, the North Korean ruler who reportedly suffered a stroke in August 2008, designated his third son, Kim Jong-eun, who is reportedly in his twenties, to become his successor. In September 2010, Kim Jong-eun was made a general in the North Korean army, named the vice chairman of the Central Military Commission and appointed to the Central Committee of the Workers’ Party in a series of measures widely believed to be part of the succession plan. In addition, North Korea’s economy faces severe challenges. For example, in November 2009, the North Korean government redenominated its currency at a ratio of 100 to 1 as part of a currency reform undertaken in an attempt to control inflation and reduce income gaps. In tandem with the currency redenomination, the North Korean government banned the use or possession of foreign currency by its residents and closed down privately run markets, which led to severe inflation and food shortages. Such developments may further aggravate social and political tensions within North Korea.

Since the death of Kim Jong-il, the former North Korean ruler, in mid-December 2011, there has been increased uncertainty with respect to the future of North Korea’s political leadership and concern regarding its implications for political and economic stability in the region. Although Kim Jong-eun, Kim Jong-il’s third son, assumed power as North Korea’s new ruler, the eventual outcome of the leadership transition remains uncertain. Furthermore, as only limited information is available outside of North Korea about Kim Jong-eun, and it is unclear which individuals or factions, if any, will share political power with Kim Jong-eun or assume the leadership if the transition is not successful, there is significant uncertainty regarding the policies, actions and initiatives that North Korea might pursue in the future.

There can be no assurance that the level of tension on the Korean peninsula will not escalate in the future or that such escalation will not have a material adverse impact on the Republic’s economy or its ability to obtain future funding. Any further increase in tension, which may occur, for example, if North Korea experiences a leadership crisis, high-level contacts between the Republic and North Korea break down or military hostilities occur, could have a material adverse effect on the Republic’s economy.

Over the longer term, reunification of the two Koreas could occur. Reunification may entail a significant economic commitment by the Republic. In former President Lee’s national address on August 15, 2010, he suggested the possible adoption of a reunification tax as a potential means of alleviating the potential long-term economic burden associated with reunification. Such discussions on reunification are very preliminary, and it has not been decided whether or when such a reunification tax would be implemented. If a reunification tax is implemented, depending on how it is structured, it may lead to a decrease in domestic consumption, which in turn may have a material adverse effect on the Republic’s economy.

Foreign Relations and International Organizations

The Republic maintains diplomatic relations with most nations of the world, most importantly with the United States with which it entered into a mutual defense treaty and several economic agreements. The Republic also has important relationships with Japan and China, its largest trading partners together with the United States.

The Republic belongs to a number of supranational organizations, including:

•	the International Monetary Fund, or the IMF;

•	the World Bank;

•	the Asian Development Bank, or ADB;

•	the Multilateral Investment Guarantee Agency;

•	the International Finance Corporation;

•	the International Development Association;

•	the African Development Bank;

•	the European Bank for Reconstruction and Development;

•	the Bank for International Settlements;

•	the World Trade Organization, or WTO; and

•	the Inter-American Development Bank, or IDB.

In September 1991, the Republic and North Korea became members of the United Nations. During the 1996 and 1997 sessions, the Republic served as a non-permanent member of the United Nations Security Council.

In March 1995, the Republic applied for admission to the Organization for Economic Cooperation and Development, or the OECD, which the Republic officially joined as the twenty-ninth regular member in December 1996.

The Economy

Current Worldwide Economic and Financial Difficulties

In recent years, adverse conditions and volatility in the worldwide financial markets, fluctuations in oil and commodity prices and the general weakness of the U.S. and global economy have contributed to the uncertainty of global economic prospects in general and have adversely affected, and may continue to adversely affect, the Korean economy.

As liquidity and credit concerns and volatility in the global financial markets increased significantly since September 2008, the value of the Won relative to the U.S. dollar depreciated at an accelerated rate during the fourth quarter of 2008 and first half of 2009. See “Monetary Policy—Foreign Exchange.” Such depreciation of the Won increased the cost of imported goods and services and the Won revenue needed by Korean companies to service foreign currency-denominated debt. Furthermore, as a result of adverse global and Korean economic conditions, there was a significant overall decline and continuing volatility in the stock prices of Korean companies. The Korea Composite Stock Price Index declined by 27.8% from 1,852.0 on May 30, 2008 to 1,336.7 on April 16, 2009. See “The Financial System—Securities Markets”. Moreover, gross domestic product, or GDP, in the first quarter of 2009 contracted by 4.3% at chained 2005 year prices compared with the same period in 2008, and exports in the first quarter of 2009 decreased by 24.8% to US$74.7 billion from US$99.4 billion in the same period in 2008. In addition, increases in credit spreads, as well as limitations on the availability of credit resulting from heightened concerns about the stability of the markets generally and the strength of counterparties specifically that led many lenders and institutional investors to reduce or cease funding to borrowers, adversely affected Korean banks’ ability to borrow, particularly with respect to foreign currency funding, in the fourth quarter of 2008 and first half of 2009.

In response to these developments, legislators and financial regulators in the United States and other jurisdictions, including Korea, implemented a number of policy measures designed to add stability to the financial markets, including the provision of direct and indirect assistance to distressed financial institutions. In particular, the Government implemented, among other things, the following measures in the fourth quarter of 2008 and in 2009:

•

in October 2008, the Government implemented a guarantee program to guarantee foreign currency-denominated debt incurred by Korean banks and their overseas branches between October 20, 2008 and June 30, 2009 (subsequently extended to December 31, 2009), up to an aggregate amount of US$100 billion, for a period of three years (subsequently extended to five years) from the date such debt was incurred;

•

in October 2008, The Bank of Korea established a temporary reciprocal currency swap arrangement with the Federal Reserve Board of the United States for up to US$30 billion, effective until April 30, 2009 (subsequently extended to October 30, 2009). The Bank of Korea provided U.S. dollar liquidity, through competitive auction facilities, to financial institutions established in Korea, using funds from the swap line;

•

in December 2008, a ￦10 trillion bond market stabilization fund was established to purchase financial and corporate bonds and debentures in order to provide liquidity to companies and financial institutions;

•

in December 2008, The Bank of Korea agreed with the People’s Bank of China to establish a bilateral currency swap arrangement for up to ￦38 trillion, effective for three years, and agreed with the Bank of Japan to increase the maximum amount of their bilateral swap arrangement from US$3 billion to US$20 billion, effective until April 30, 2009;

•	in December 2008 and March 2009, the Government, through Korea Asset Management Corporation, purchased approximately ￦1.7 trillion of non-performing loans held by savings banks;

•

during the first quarter of 2009, the Government, through the Bank of Korea and the Korea Development Bank, purchased from Korean banks approximately ￦4 trillion of hybrid securities and subordinated bonds;

•

during the fourth quarter of 2008 and the first quarter of 2009, The Bank of Korea decreased the policy rate by a total of 3.25% points to 2.00% in order to address financial market instability and to help combat the slowdown of the domestic economy;

•	in April 2009, the National Assembly authorized the expansion of the 2009 national budget by ￦28.4 trillion to provide stimulus for the Korean economy; and

•

in December 2009, the Government, together with the member countries of the Association of Southeast Asian Nations, China and Japan, signed the Chiang Mai Initiative Multilateralization Agreement to address balance-of-payments and short-term liquidity difficulties in the region and to supplement the existing international financial arrangements.

The global financial markets have experienced significant volatility in recent years as a result of, among other things, the downgrading by Standard & Poor’s Rating Services of the long-term sovereign credit rating of the United States to “AA+” from “AAA” in August 2011, as well as the continuing financial difficulties affecting many other governments worldwide, including Greece, Spain, Italy and Portugal. In November 2009, the Dubai government announced a moratorium on the outstanding debt of Dubai World, a government-affiliated investment company. In November 2008, the Icelandic government, facing mounting debt problems, reached an agreement with the IMF to receive loans in the amount of US$2.1 billion over a two-year period, and in May 2010 and March 2012, the Greek government reached an agreement with the IMF and the European Union to receive loans in the amount of Euro 110 billion over a three-year period and to receive additional loans in the amount of Euro 130 billion over a four-year period, respectively. In July 2012, the Spanish government reached an agreement with the European Union under the European Stability Mechanism, or ESM, to receive up to Euro 100 billion to cover the capitalization needs of the Spanish banking sector. In connection with the agreement with the Spanish government, the ESM disbursed Euro 37 billion and Euro 1.9 billion in December 2012 and February 2013, respectively, for the recapitalization of certain Spanish banks. Any of these or other developments could potentially trigger another financial and economic crisis, which could have a material adverse effect on the Korean economy and financial markets (including depreciation of the value of the Won, decline and volatility in the stock prices of Korean companies, increases in credit spreads and funding costs and decreases in exports).

There have been significant volatility in the Korea Composite Stock Index in recent years, due to adverse global financial and economic conditions. See “—The Financial System—Securities Markets”. There is no guarantee that the stock prices of Korean companies will not decline again in the future. Future declines in the index and large amounts of sales of Korean securities by foreign investors and subsequent repatriation of the proceeds of such sales may continue to adversely affect the value of the Won, the foreign currency reserves held by financial institutions in Korea, and the ability of Korean companies and banks to raise capital. In the event that such difficult conditions in the global credit markets continue or the global economy deteriorates in the future, the Korean economy could be adversely affected and Korean banks may be forced to fund their operations at a higher cost or may be unable to raise as much funding as they need to support their lending and other activities.

Furthermore, while many governments worldwide are considering or are in the process of implementing “exit strategies”, in the form of reduced government spending, higher interest rates or otherwise, with respect to the economic stimulus measures adopted in response to the global financial crisis, such strategies may, for reasons related to timing, magnitude or other factors, have the unintended consequence of prolonging or worsening global economic and financial difficulties. In light of the high level of interdependence of the global economy, any of the foregoing developments could have a material adverse effect on the Korean economy and financial markets.

Gross Domestic Product

GDP measures the market value of all final goods and services produced within a country for a given period and reveals whether a country’s productive output rises or falls over time. Economists present GDP in both current market prices and “real” or “inflation-adjusted” terms. In March 2009, the Republic adopted a method known as the “chain-linked” measure of GDP, replacing the previous fixed-base, or “constant” measure of GDP, to show the real growth of the aggregate economic activity, as recommended by the System of National Accounts 1993. GDP at current market prices values a country’s output using the actual prices of each year, whereas the “chain-linked” measure of GDP is compiled by using “chained indices” linking volume growth between consecutive time periods. In March 2014, the Republic published a revised GDP calculation method by implementing the System of National Accounts 2008 and updating the reference year from 2005 to 2010 to align Korean national accounts statistics with the recommendations of the new international standards for compiling national economic accounts and to maintain comparability with other nations’ accounts. The main components of these revisions include, among other things, (i) recognizing expenditures for research and development and creative activity for the products of entertainment, literary and artistic originals as fixed investment, (ii) incorporating a wide array of new and revised source data such as the economic census, the population and housing census and 2010 benchmark input-output tables, which provide thorough and detailed information on the structure of the Korean economy, (iii) developing supply-use tables, which provide a statistical tool for ensuring consistency among the production, expenditure and income approaches to measuring GDP and (iv) recording merchandise trade transactions based on ownership changes rather than movements of goods across the national frontier.

The following table sets out the composition of the Republic’s GDP at current market and chained 2010 year prices and the annual average increase in the Republic’s GDP.

Gross Domestic Product

	2009	2010	2011	2012	2013(1)	As % of GDP 2013(1)
Gross Domestic Product at Current Market Prices:
Private	594,882.6	636,712.7	679,141.5	707,614.0	728,910.1	51.0
Government	174,706.0	183,108.5	194,381.2	204,324.2	213,199.0	14.9
Gross Capital Formation	327,841.2	405,188.0	439,236.1	427,028.5	414,042.6	29.0
Exports of Goods and Services	547,634.3	625,308.8	742,936.0	776,062.4	770,202.6	53.9
Less Imports of Goods and Services	(493,655.1)	(585,010.0)	(723,013.8)	(737,572.4)	(697,888.7)	48.9
Statistical Discrepancy	298.8	—	—	—	(171.0)	0.0
Expenditures on Gross Domestic Product	1,151,707.8	1,265,308.0	1,332,681.0	1,377,456.7	1,428,294.6	100.0
Net Factor Income from the Rest of the World	(2,726.0)	1,271.9	7,848.8	14,138.8	12,768.9	0.9
Gross National Income(2)	1,148,981.8	1,266,579.8	1,340,529.8	1,391,595.5	1,441,063.5	100.9
Gross Domestic Product at Chained 2010 Year Prices:
Private	609,997.3	636,712.7	655,181.1	667,781.2	681,325.0	49.3
Government	176,323.4	183,108.5	187,158.2	193,473.5	198,701.8	14.4
Gross Capital Formation	343,840.2	405,188.0	419,282.7	409,639.9	409,570.5	29.6
Exports of Goods and Services	554,856.2	625,308.8	719,943.2	756,558.4	788,828.7	57.1
Less Imports of Goods and Services	(498,917.0)	(585,010.0)	(668,931.5)	(685,009.4)	(695,928.2)	(50.4)
Statistical Discrepancy	789.5	—	(740.9)	(142.1)	(361.4)	(0.0)
Expenditures on Gross Domestic Product(3)	1,188,118.4	1,265,308.0	1,311,892.7	1,341,966.5	1,381,837.7	100.0
Net Factor Income from the Rest of the World in the Terms of Trade	(2,604.7)	1,271.9	7,573.1	13,577.8	12,545.4	0.9
Trading Gains and Losses from Changes in the Terms of Trade	(1,397.1)	—	(32,183.6)	(33,075.1)	(18,837.5)	(1.4)
Gross National Income(4)	1,184,103.8	1,266,579.8	1,287,282.2	1,322,449.9	1,375,534.0	99.5
Percentage Increase (Decrease) of GDP over Previous Year At Current Prices	4.3	9.9	5.3	3.4	3.7
At Chained 2010 Year Prices	0.7	6.5	3.7	2.3	3.0

(1)	Preliminary.

(2)	GDP plus net factor income from the rest of the world is equal to the Republic’s gross national product.
(3)	Under the “chain-linked” measure of GDP, the components of GDP will not necessarily add to the total GDP.
(4)	Under the “chain-linked” measure of Gross National Income, the components of Gross National Income will not necessarily add to the total Gross National Income.

Source: The Bank of Korea.

The following table sets out the Republic’s GDP by economic sector at current market prices:

Gross Domestic Product by Economic Sector

(at current market prices)

	2009	2010	2011	2012	2013(1)	As % of GDP 2013(1)
	(billions of Won)
Industrial Sectors:
Agriculture, Forestry and Fisheries	27,033.4	28,297.4	30,454.0	30,775.1	30,563.3	2.1
Mining and Manufacturing	302,274.2	353,969.9	381,808.0	390,288.6	407,991.8	28.6
Mining and Quarrying	2,237.7	2,199.3	2,287.0	2,278.5	2,465.3	0.2
Manufacturing	300,036.5	351,770.6	379,521.0	388,010.1	405,526.5	28.4
Electricity, Gas and Water Supply	21,245.6	25,632.3	23,994.1	26,178.2	30,037.2	2.1
Construction	59,610.0	58,633.7	58,587.3	59,959.4	64,644.4	4.5
Services:	634,402.2	678,590.8	715,112.9	744,253.9	770,698.3	54.0
Wholesale and Retail Trade, Restaurants and Hotels	118,140.5	130,351.2	140,705.3	146,807.7	150,275.0	10.5
Transportation and Storage	40,520.3	44,539.1	42,458.7	43,570.7	46,748.6	3.3
Finance and Insurance	65,351.7	71,669.6	77,872.6	75,808.5	71,374.0	5.0
Real Estate and Leasing	88,208.4	91,042.0	94,716.1	98,923.6	103,256.7	7.2
Information and Communication	43,988.5	45,364.1	46,827.0	48,774.2	50,313.1	3.5
Business Activities	70,187.6	77,950.1	83,277.4	88,828.1	95,207.8	6.7
Public Administration and Defense	76,178.0	78,885.9	83,290.8	88,654.6	93,562.9	6.6
Education	61,915.1	63,749.4	66,559.6	68,546.3	71,029.1	5.0
Health and Social Work	40,625.9	43,925.1	46,656.1	50,031.3	53,494.6	3.7
Cultural and Other Services	29,286.3	31,114.5	32,749.4	34,309.0	35,436.5	2.5
Taxes Less Subsidies on Products	107,142.3	120,183.9	122,724.8	126,001.4	124,359.7	8.7
Gross Domestic Product at Current Market Prices	1,151,707.8	1,265,308.0	1,332,681.0	1,357,456.7	1,428,294.6	100.0
Net Factor Income from the Rest of the World	(2,726.0)	1,271.9	7,848.8	14,138.8	12,768.9	0.9
Gross National Income at Current Market Prices	1,148,981.8	1,266,579.8	1,340,529.8	1,391,595.5	1,441,063.5	100.9

(1)	Preliminary.

Source: The Bank of Korea.

The following table sets out the Republic’s GDP per capita:

Gross Domestic Product per capita

(at current market prices)

	2009	2010	2011	2012	2013(1)
GDP per capita (thousands of Won)	23,417	25,608	26,772	27,547	28,441
GDP per capita (U.S. dollar)	18,346	22,147	24,160	24,445	25,973
Average Exchange Rate (in Won per U.S. dollar)	1,276.4	1,156.3	1,108.1	1,126.9	1,095.0

(1)	Preliminary.

Source: The Bank of Korea.

The following table sets out the Republic’s Gross National Income, or GNI, per capita:

Gross National Income per capita

(at current market prices)

	2009	2010	2011	2012	2013(1)
GNI per capita (thousands of Won)	23,362	25,634	26,929	27,829	28,695
GNI per capita (U.S. dollar)	18,303	22,170	24,302	24,696	26,205
Average Exchange Rate (in Won per U.S. dollar)	1,276.4	1,156.3	1,108.1	1,126.9	1,095.0

(1)	Preliminary.

Source: The Bank of Korea.

The following table sets out the Republic’s GDP by economic sector at chained 2010 year prices:

Gross Domestic Product by Economic Sector

(at chained 2010 year prices)

	2009	2010	2011	2012	2013(1)	As % of GDP 2013(1)
	(billions of Won)
Industrial Sectors:
Agriculture, Forestry and Fisheries	29,575.7	28,297.4	27,744.6	27,506.9	29,089.7	2.1
Mining and Manufacturing	311,903.7	353,969.9	376,958.3	385,853.1	398,570.4	28.8
Mining and Quarrying	2,399.1	2,199.3	2,176.3	2,170.5	2,334.7	0.2
Manufacturing	309,504.6	351,770.6	374,782.0	383,682.6	396,235.7	28.7
Electricity, Gas and Water Supply	24,211.1	25,632.3	25,687.4	26,710.3	27,097.5	2.0
Construction	60,877.8	58,633.7	55,432.2	54,430.5	56,390.4	4.1
Services:	649,913.5	678,590.8	699,580.8	718,851.2	739,501.2	53.5
Wholesale and Retail Trade, Restaurants and Hotels	122,252.4	130,351.2	137,058.1	141,698.2	146,355.2	10.6
Transportation and Storage	39,545.2	44,539.1	46,157.9	46,877.6	47,434.3	3.4
Finance and Insurance	70,201.1	71,669.6	72,741.3	75,547.3	78,366.6	5.7
Real Estate and Leasing	89,033.3	91,042.0	93,383.7	93,182.9	93,905.0	6.8
Information and Communication	43,953.2	45,364.1	47,931.6	50,199.3	52,082.3	3.8
Business Activities	73,951.0	77,950.1	80,913.7	83,352.8	87,613.1	6.3
Public Administration and Defense	76,846.7	78,885.9	80,639.1	82,940.5	85,088.5	6.2
Education	63,002.1	63,749.4	63,806.6	64,386.6	64,512.7	4.7
Health and Social Work	41,285.4	43,925.1	45,483.3	48,693.4	51,634.4	3.7
Cultural and Other Services	29,957.2	31,114.5	31,465.5	31,972.6	32,509.1	2.4
Taxes Less Subsidies on Products	111,675.3	120,183.9	126,489.5	128,708.4	131,174.2	9.5
Gross Domestic Product at Chained 2010 Year Prices(2)	1,188,118.4	1,265,308.0	1,311,892.7	1,341,966.5	1,381,837.7	100.0

(1)	Preliminary.
(2)	Under the “chain-linked” measure of GDP, the components of GDP will not necessarily add to the total GDP.

Source: The Bank of Korea.

GDP growth in 2009 was 0.7% at chained 2010 year prices, as aggregate private and general government consumption expenditures increased by 1.3% and gross domestic fixed capital formation increased by 0.3%, which more than offset a decrease in exports of goods and services by 0.3%, each compared with 2008.

GDP growth in 2010 was 6.5% at chained 2010 year prices, as aggregate private and general government consumption expenditures increased by 4.3%, exports of goods and services increased by 12.7% and gross domestic fixed capital formation increased by 5.5%, each compared with 2009.

GDP growth in 2011 was 3.7% at chained 2010 year prices, as aggregate private and general government consumption expenditures increased by 2.7%, exports of goods and services increased by 15.1% and gross domestic fixed capital formation increased by 0.8%, each compared with 2010.

GDP growth in 2012 was 2.3% at chained 2010 year prices, as aggregate private and general government consumption expenditures increased by 2.2% and exports of goods and services increased by 5.1%, which more than offset a decrease in gross domestic fixed capital formation by 0.5%, each compared with 2011.

Based on preliminary data, GDP growth in 2013 was 3.0% at chained 2010 year prices, as aggregate private and general government consumption expenditures increased by 2.2%, exports of goods and services increased by 4.3% and gross domestic fixed capital formation increased by 4.2%, each compared with 2012.

Principal Sectors of the Economy

Industrial Sectors

The following table sets out production indices for the principal industrial products of the Republic and their relative contribution to total industrial production:

Industrial Production

(2010 = 100)

	Index Weight(1)	2009	2010	2011	2012	2013(2)
All Industries	10,000.0	86.0	100.0	106.0	107.4	107.8
Mining and Manufacturing	9,611.6	85.7	100.0	106.0	107.5	107.8
Mining	33.9	107.8	100.0	104.5	99.8	104.1
Petroleum, Crude Petroleum and Natural Gas	8.7	102.1	100.0	91.6	90.2	86.2
Metal Ores	0.9	55.2	100.0	124.9	108.5	98.4
Non-metallic Minerals	24.3	112.6	100.0	108.4	102.9	110.7
Manufacturing	9,577.7	85.7	100.0	106.0	107.5	107.8
Food Products	434.4	94.3	100.0	101.9	103.4	103.4
Beverage Products	82.4	95.1	100.0	103.5	108.2	108.3
Tobacco Products	43.2	103.6	100.0	101.6	105.6	96.5
Textiles	160.6	89.2	100.0	101.5	99.1	97.4
Wearing Apparel, Clothing Accessories and Fur Articles	145.2	95.2	100.0	100.6	97.9	93.2
Tanning and Dressing of Leather, Luggage and Footwear	42.1	105.3	100.0	101.1	98.2	108.4
Wood and Products of Wood and Cork (Except Furniture)	31.7	101.1	100.0	97.5	87.9	93.5
Pulp, Paper and Paper Products	126.8	93.7	100.0	102.3	102.7	104.6
Printing and Reproduction of Recorded Media	50.2	87.5	100.0	91.8	90.5	86.5
Coke, hard-coal and lignite fuel briquettes and Refined Petroleum Products	471.0	96.7	100.0	106.9	109.1	104.6
Chemicals and Chemical Products	847.5	92.5	100.0	102.7	106.6	110.5
Pharmaceuticals, Medicinal Chemicals and Botanical Products	144.1	95.9	100.0	100.3	101.2	104.2
Rubber and Plastic Products	421.1	89.1	100.0	105.1	106.4	108.8
Non-metallic Minerals	271.7	94.8	100.0	100.3	95.2	98.6
Basic Metals	827.6	83.3	100.0	106.2	106.8	105.9
Fabricated Metal Products	557.8	92.2	100.0	108.9	117.9	116.1
Electronic Components, Computer, Radio, Television and Communication Equipment and Apparatuses	1,794.3	79.9	100.0	107.1	109.7	113.5
Medical, Precision and Optical Instruments, Watches and Clocks	148.1	89.4	100.0	105.6	111.6	123.5
Electrical Equipment	479.5	90.9	100.0	100.8	98.8	96.4
Other Machinery and Equipment	803.6	72.2	100.0	109.3	107.0	102.2
Motor Vehicles, Trailers and Semitrailers	1,076.4	81.2	100.0	114.7	114.5	115.9
Other Transport Equipment	506.5	107.4	100.0	101.7	107.1	101.6
Furniture	69.5	94.7	100.0	105.4	98.2	96.9
Other Products	42.4	86.7	100.0	102.2	103.8	102.9
Electricity, Gas	388.4	91.3	100.0	104.5	106.4	106.9
Total Index	10,000.0	86.0	100.0	106.0	107.4	107.8

(1)	Index weights were established on the basis of an industrial census in 2010 and reflect the average annual value added by production in each of the classifications shown, expressed as a percentage of total value added in the mining, manufacturing and electricity and gas industries in that year.
(2)	Preliminary.

Source: The Bank of Korea; Korea National Statistical Office.

Industrial production decreased by 0.1% in 2009, primarily due to decreased exports as a result of adverse global economic conditions beginning in the second half of 2008. Industrial production increased by 16.3% in 2010, primarily due to increased exports and domestic consumption. Industrial production increased by 6.0% in 2011, primarily due to increased exports and domestic consumption. Industrial production increased by 1.3% in 2012, primarily due to increased domestic consumption and exports. Based on preliminary data, industrial production increased by 0.4% in 2013, primarily due to increased exports.

Manufacturing

In 2009, the manufacturing sector decreased production by 0.2%. The manufacturing sector increased production by 16.7% in 2010, 6.0% in 2011 and 1.4% in 2012. Based on preliminary data, the manufacturing sector increased production by 0.3% in 2013.

Automobiles. In 2009, automobile production decreased by 8.2%, domestic sales volume recorded an increase of 20.7% and export sales volume recorded a decrease of 19.9%, compared with 2008, primarily due to the continued decrease in global demand for automobiles. In 2009, export sales of automobiles constituted approximately 6.2% of the Republic’s total exports. The automobile stimulus programs of a number of governments, including those in the United States and Europe, encouraged demand for automobiles in the relevant countries for the first nine months of 2009, the effect of which partially offset the decrease in global demand for Korean automobiles during the duration of such stimulus programs. In the fourth quarter of 2009, export sales of automobiles increased compared to previous quarters of 2009, primarily due to the recovery of global demand for automobiles, the effect of which more than offset the negative impact of termination of most of such governments’ automobile stimulus programs in the second half of 2009. In 2010, automobile production increased by 21.6%, domestic sales volume recorded an increase of 5.1% and export sales volume recorded an increase of 29.0%, compared with 2009. In 2011, automobile production increased by 9.0%, domestic sales volume recorded an increase of 0.6% and export sales volume recorded an increase of 13.7%, compared with 2010. In 2012, automobile production decreased by 2.1%, domestic sales volume recorded a decrease of 4.3% and export sales volume recorded an increase of 0.6%, compared with 2011. Based on preliminary data, in 2013, automobile production decreased by 0.9%, domestic sales volume recorded a decrease of 1.9% and export sales volume recorded a decrease of 2.6%, compared with 2012.

Electronics. In 2008, electronics production amounted to ￦252,695 billion, an increase of 11.5% from the previous year, and exports amounted to US$131.2 billion, an increase of 0.8% from the previous year. In 2008, export sales of semiconductor memory chips constituted approximately 7.8% of the Republic’s total exports. In 2009, electronics production amounted to ￦261,457 billion, an increase of 3.5% from the previous year, and exports amounted to US$120.9 billion, a decrease of 7.8% from the previous year. In 2009, export sales of semiconductor memory chips constituted approximately 8.5% of the Republic’s total exports. In 2010, electronics production amounted to ￦322,144 billion, an increase of 23.2% from the previous year, and exports amounted to US$153.9 billion, an increase of 27.3% from the previous year. In 2010, export sales of semiconductor memory chips constituted approximately 10.9% of the Republic’s total exports. In 2011, electronics production amounted to ￦335,361 billion, an increase of 4.1% from the previous year, and exports amounted to US$156.6 billion, an increase of 1.8% from the previous year. In 2011, export sales of semiconductor memory chips constituted approximately 9.0% of the Republic’s total exports. In 2012, electronics production amounted to ￦338,898 billion, an increase of 1.1% from the previous year, and exports amounted to US$155.2 billion, a decrease of 0.9% from the previous year. In 2012, export sales of semiconductor memory chips constituted approximately 9.2% of the Republic’s total exports.

Iron and Steel. In 2009, crude steel production totaled 48.6 million tons, a decrease of 8.9% from 2008. Domestic sales volume and export sales volume decreased by 21.4% and 1.2%, respectively. In 2010, crude steel production totaled 58.9 million tons, an increase of 20.2% from 2009. Domestic sales volume and export sales volume increased by 21.6% and 21.1%, respectively. In 2011, crude steel production totaled 68.5 million tons, an increase of 16.3% from 2010. Domestic sales volume and export sales volume increased by 5.8% and 16.9%, respectively. In 2012, crude steel production totaled 69.1 million tons, an increase of 0.9% from 2011. Domestic sales volume decreased by 5.1% but export sales volume increased by 4.8%. Based on preliminary data, in 2013, crude steel production totaled 66.1 million tons, a decrease of 4.4% from 2012. Export sales volume decreased by 4.2%.

Shipbuilding. In 2008, the Republic’s shipbuilding orders amounted to approximately 14 million compensated gross tons, a decrease of 56.3% compared to 2007. In 2009, the Republic’s shipbuilding orders amounted to approximately 2 million compensated gross tons, a decrease of 85.7% compared to 2008 as a result of a decrease in ship orders due to adverse global economic conditions. In 2010, the Republic’s shipbuilding orders amounted to approximately 8 million compensated gross tons, an increase of 300.0% compared to 2009. In 2011, the Republic’s shipbuilding orders amounted to approximately 12 million compensated gross tons, an increase of 50.0% compared to 2010. In 2012, the Republic’s shipbuilding orders amounted to approximately 7 million compensated gross tons, a decrease of 41.7% compared to 2011.

Agriculture, Forestry and Fisheries

The Government’s agricultural policy has traditionally focused on:

•	grain production;

•	development of irrigation systems;

•	land consolidation and reclamation;

•	seed improvement;

•	mechanization measures to combat drought and flood damage; and

•	increasing agricultural incomes.

Recently, however, the Government has increased emphasis on cultivating profitable crops and strengthening international competitiveness in anticipation of opening the domestic agricultural market.

In 2009, rice production increased 2.0% from 2008 to 4.9 million tons. In 2010, rice production decreased 12.2% from 2009 to 4.3 million tons. In 2011, rice production decreased 2.3% from 2010 to 4.2 million tons. In 2012, rice production decreased 4.7% from 2011 to 4.0 million tons. In 2013, rice production increased 5.0% from 2012 to 4.2 million tons. Due to limited crop yields resulting from geographical and physical constraints, the Republic depends on imports for certain basic foodstuffs.

The Government is seeking to develop the fishing industry by encouraging the building of large fishing vessels and modernizing fishing equipment, marketing techniques and distribution outlets.

In 2009, the agriculture, forestry and fisheries industry increased by 3.2% compared to 2008. In 2010, the agriculture, forestry and fisheries industry decreased by 4.4% compared to 2009. In 2011, the agriculture, forestry and fisheries industry decreased by 2.1% compared to 2010. In 2012, the agriculture, forestry and fisheries industry decreased by 0.6% compared to 2011. Based on preliminary data, in 2013, the agriculture, forestry and fisheries industry increased by 5.6% compared to 2012.

Construction

In 2009, the construction industry increased by 1.8% compared to 2008. In 2010, the construction industry decreased by 2.7% compared to 2009. In 2011, the construction industry decreased by 4.3% compared to 2010. In 2012, the construction industry decreased by 1.6% compared to 2011. Based on preliminary data, in 2013, the construction industry increased by 3.7% compared to 2012. The construction industry has experienced a significant downturn since the second half of 2009, due to excessive investment in recent years in residential property development projects, stagnation of real property prices and reduced demand for residential property, especially in areas outside of Seoul, as a result of deteriorating conditions in the Korean economy in the second half of 2009 and into 2010. The Government has taken measures to support the Korean construction industry, including a ￦5 trillion program to buy unsold housing units and land from construction companies, the exemption of acquisition tax for first-time homebuyers, the reduction of acquisition tax for homebuyers and the reduction of transfer income tax for multiple home owners. However, the effect of these measures is uncertain and the construction industry may continue to experience adverse conditions.

Electricity and Gas

The following table sets out the Republic’s dependence on imports for energy consumption:

Dependence on Imports for Energy Consumption

	Total Energy Consumption	Imports	Imports Dependence Ratio
	(millions of tons of oil equivalents, except ratios)
2008	240.8	232.2	96.5
2009	243.3	234.7	96.5
2010	263.8	254.6	96.5
2011	275.7	265.9	96.4
2012	277.6	267.5	96.4

Source: Korea Energy Economics Institute; Korea National Statistical Office.

Korea has almost no domestic oil or gas production and depends on imported oil and gas to meet its energy requirements. Accordingly, the international prices of oil and gas significantly affect the Korean economy. Any significant long-term increase in the prices of oil and gas will increase inflationary pressures in Korea and adversely affect the Republic’s balance of trade.

To reduce its dependence on oil and gas imports, the Government has encouraged energy conservation and energy source diversification emphasizing nuclear energy. The following table sets out the principal primary sources of energy consumed in the Republic, expressed in oil equivalents and as a percentage of total energy consumption.

Consumption of Energy by Source

	Coal		Petroleum		Nuclear		Others(1)		Total
	Quantity	%	Quantity	%	Quantity	%	Quantity	%	Quantity	%
	(millions of tons of oil equivalents, except percentages)
2008	66.1	27.5	100.2	41.6	32.5	13.5	42.0	17.4	240.8	100.0
2009	68.6	28.2	102.3	42.0	31.8	13.1	40.6	16.7	243.3	100.0
2010	77.1	29.2	104.3	39.5	31.9	12.1	50.5	19.1	263.8	100.0
2011	83.6	30.3	105.1	38.1	32.3	11.7	54.7	19.8	275.7	100.0
2012	80.9	29.1	106.1	38.2	31.7	11.4	58.9	21.2	277.6	100.0

(1)	Includes natural gas, hydroelectric power and renewable energy.

Source: Korea Energy Economics Institute; The Bank of Korea.

The Republic’s first nuclear power plant went into full operation in 1978 with a rated generating capacity of 587 megawatts. Construction of an additional 18 nuclear power plants was completed by July 2004, adding 16,129 megawatts of generating capacity. The Republic’s total nuclear power generating capacity is estimated to be 20,716 megawatts as of December 31, 2013.

Services Sector

In 2009, the transportation and storage sector decreased by 5.8%, the financial intermediation sector increased by 4.4% and the real estate and renting sector decreased by 0.2%, each compared with 2008. In 2010, the transportation and storage sector increased by 9.6%, the financial intermediation sector increased by 2.5% and the real estate and renting sector increased by 0.3%, each compared with 2009. In 2011, the transportation and storage sector increased by 3.8%, the financial intermediation sector increased by 1.6% and the real estate and renting sector increased by 2.2%, each compared with 2010. In 2012, the transportation and storage sector increased by 1.3%, the financial intermediation sector increased by 3.6% and the real estate and renting sector increased by 0.1%, each compared with 2011. Based on preliminary data, in 2013, the transportation and storage sector increased by 1.2%, the financial intermediation sector increased by 3.6% and the real estate and renting sector increased by 0.8%, each compared with 2012.

Prices, Wages and Employment

The following table shows selected price and wage indices and unemployment rates:

	Producer Price Index(1)	Increase (Decrease) Over Previous Year	Consumer Price Index(1)	Increase (Decrease) Over Previous Year	Wage Index(1)(2)		Increase (Decrease) Over Previous Year		Unemployment Rate(1)(3)
	(2010=100)	(%)	(2010=100)	(%)	(2008=100)		(%)		(%)
2009	96.3	(0.2)	97.1	2.8	102.2		2.2		3.6
2010	100.0	3.8	100.0	3.0	111.5		9.1		3.7
2011	106.7	6.7	104.0	4.0	113.3		1.6		3.4
2012	107.5	0.7	106.3	2.2	120.2		6.1		3.2
2013	105.7	(1.6)	107.7	1.3	N/A	(4)	N/A	(4)	3.1

(1)	Average for year.
(2)	Nominal wage index of average earnings in manufacturing industry.
(3)	Expressed as a percentage of the economically active population.
(4)	Not available.

Source: The Bank of Korea; Korea National Statistical Office.

The inflation rate was 2.8% in 2009, 3.0% in 2010, 4.0% in 2011, 2.2% in 2012 and 1.3% in 2013.

The unemployment rate was 3.6% in 2009, 3.7% in 2010, 3.4% in 2011, 3.2% in 2012 and 3.1% in 2013.

From 1992 to 2009, the economically active population of the Republic increased by approximately 24.8% to 24.3 million, while the number of employees increased by approximately 23.7% to 23.5 million. The economically active population over 15 years old as a percentage of the total over-15 population has remained between 60% and 63% over the past decade. Literacy among workers under 50 is almost universal. As of December 31, 2013, the economically active population of the Republic was 25.9 million and the number of employees was 25.1 million.

As of July 1, 2004, the Republic adopted a five-day workweek for large corporations with over 1,000 employees, publicly-owned (state-run) companies, banks and insurance companies, reducing working hours from 44 to 40 hours a week. The adoption of the five-day workweek has been extended to companies with over 300 employees and to government employees as of July 1, 2005 and to companies with over 100 employees as of July 1, 2006. Companies with more than 50 employees adopted the five-day workweek as of July 1, 2007 and those with over 20 adopted the five-day workweek as of July 1, 2008. Companies with less than 20 employees also adopted the five-day workweek on July 1, 2011.

Approximately 10.3% of the Republic’s workers were unionized as of December 31, 2012. Labor unrest in connection with demands by unionized workers for better wages and working conditions and greater job security occur from time to time in the Republic. Some of the significant incidents in recent years include the following:

•	In May 2009, unionized workers of Ssangyong Motor Company went on full-scale strike and illegally occupied the company’s factory premises in Pyungtaek opposing the company’s reorganization plan.

•

In December 2010, unionized workers at Hanjin Heavy Industries went on strike when the company laid-off workers. While the company reached an agreement with the majority of workers in June 2011, one worker continued her protest by occupying a shipyard crane until November 2011.

•

In July 2011, unionized employees at Standard Chartered Korea (formerly, SC First Bank) engaged in a two-month strike, the longest in the Republic’s banking sector, demanding that the bank scrap performance-related pay reforms.

•	In June 2012, unionized taxi drivers went on their first nationwide strike demanding fare increases and protesting against increased fuel costs.

•	In August 2012, unionized workers of Hyundai Motor Company went on a series of partial strikes demanding a higher bonus increase and the end of overnight shifts.

•	In August 2013, unionized workers at Hyundai Motor Company and Kia Motors Corporation went on partial strikes demanding higher wages.

•

In December 2013, unionized workers at the state owned Korea Railroad Corporation (“Korail”) went on strike against Korail’s plan to establish a separate company to operate a new bullet train line fearing that such plan would eventually lead to privatization of Korail and layoffs of existing workers.

Actions such as these by labor unions may hinder implementation of the labor reform measures and disrupt the Government’s plans to create a more flexible labor market. Although much effort is being expended to resolve labor disputes in a peaceful manner, there can be no assurance that further labor unrest will not occur in the future. Continued labor unrest in key industries of the Republic may have an adverse effect on the economy.

In 1997, the Korean Confederation of Trade Unions organized a political alliance, which led to the formation of the Democratic Labor Party in January 2000. The Democratic Labor Party, which seeks to represent the interests of workers, controlled five seats in the National Assembly from May 30, 2008 as a result of the 18th legislative general election held on April 9, 2008. The Democratic Labor Party merged with The New People’s Participation Party and changed its name to The Unified Progressive Party in December 2011. The Unified Progressive Party controlled 13 seats in the National Assembly after the 19th legislative general election held on April 11, 2012. On October 21, 2012, seven members of the National Assembly, previously belonging to the United Progressive Party, and their supporters formed a new party, the Progressive Justice Party, which changed its name to the Justice Party in July 2013.

The Financial System

Structure of the Financial Sector

The Republic’s financial sector includes the following categories of financial institutions:

•	The Bank of Korea;

•	banking institutions;

•	non-bank financial institutions; and

•	other financial entities, including:

—	financial investment companies;

—	credit guarantee institutions;

—	venture capital companies; and

—	miscellaneous others.

To increase transparency in financial transactions and enhance the integrity and efficiency of the financial markets, Korean law requires that financial institutions confirm that their clients use their real names when transacting business. To ease the liquidity crisis, the Government altered the real-name financial transactions system during 1998, to allow the sale or deposit of foreign currencies through domestic financial institutions and the purchase of certain bonds, including Government bonds, without identification. The Government also strengthened confidentiality protection for private financial transactions.

In July 2007, the Korean National Assembly passed the Financial Investment Services and Capital Markets Act or FSCMA, under which various industry-based capital markets regulatory systems currently were consolidated into a single regulatory system. The FSCMA, which became effective in February 2009, expands the scope of permitted investment-related financial products and activities through expansive definitions of financial instruments and function-based regulations that allow financial investment companies to offer a wider range of financial services, as well as strengthening investor protection and disclosure requirements. The Enforcement Decree of the FSCMA classifies the financial investment companies into a total of 78 categories depending on the types of (i) financial investment services, (ii) financial investment products, and (iii) investors.

Prior to the effective date of the Financial Investment Services and Capital Markets Act, separate laws regulated various types of financial institutions depending on the type of the financial institution (for example, securities companies, futures companies, trust business companies and asset management companies) and subjected financial institutions to different licensing and ongoing regulatory requirements (for example, under the Securities and Exchange Act, the Futures Business Act and the Indirect Investment Asset Management Business Act). By applying one uniform set of rules to financial businesses having the same economic function, the Financial Investment Services and Capital Markets Act attempts to improve and address issues caused by the previous regulatory system under which the same economic function relating to capital markets-related business were governed by multiple regulations. To this end, the Financial Investment Services and Capital Markets Act categorizes capital markets-related businesses into six different functions, as follows:

•	investment dealing (trading and underwriting of financial investment products);

•	investment brokerage (brokerage of financial investment products);

•	collective investment (establishment of collective investment schemes and the management thereof);

•	investment advice;

•	discretionary investment management; and

•	trusts (together with the five businesses set forth above, “Financial Investment Businesses”).

Accordingly, all financial businesses relating to financial investment products are reclassified as one or more of the Financial Investment Businesses described above, and financial institutions are subject to the regulations applicable to their relevant Financial Investment Businesses, irrespective of what type of financial institution it is. For example, under the Financial Investment Services and Capital Markets Act, derivative businesses conducted by securities companies and future companies will be subject to the same regulations under the Financial Investment Services and Capital Markets Act, at least in principle.

The banking business and the insurance business are not subject to the Financial Investment Services and Capital Markets Act and will continue to be regulated under separate laws; provided, however, that they are subject to the Financial Investment Services and Capital Markets Act if their activities involve any Financial Investment Businesses requiring a license based on the Financial Investment Services and Capital Markets Act.

Banking Industry

The banking industry comprises commercial banks and specialized banks. Commercial banks serve the general public and corporate sectors. They include nationwide banks, regional banks and branches of foreign banks. Regional banks provide services similar to nationwide banks, but operate in a geographically restricted region. Branches of foreign banks have operated in the Republic since 1967 but provide a relatively small proportion of the country’s banking services. As of December 31, 2013, commercial banks consisted of seven nationwide banks, all of which have branch networks throughout the Republic, six regional banks and 55 branches of 39 foreign banks operating in the country. Nationwide and regional banks had, in the aggregate, 5,616 domestic branches and offices, 49 overseas branches, 21 overseas representative offices and 31 overseas subsidiaries as of December 31, 2013.

Specialized banks meet the needs of specific sectors of the economy in accordance with Government policy; they are organized under, or chartered by, special laws. Specialized banks include:

•	The Korea Development Bank;

•	The Export-Import Bank of Korea;

•	The Industrial Bank of Korea;

•	National Federation of Fisheries Cooperatives; and

•	NH Bank (which was established by a spin-off of the credit and banking unit from the National Agricultural Cooperative Federation in March 2012).

The economic difficulties in 1997 and 1998 caused an increase in Korean banks’ non-performing assets and a decline in capital adequacy ratios of Korean banks. From 1998 through 2002, the Financial Services Commission amended banking regulations several times to adopt more stringent criteria for non-performing assets that more closely followed international standards. Non-performing assets are assets classified as doubtful or estimated loss under Korean banking regulations.

The following table sets out the total loans (including loans in Won and loans in foreign currencies) and non-performing assets of Korean banks.

	Total Loans	Non-Performing Assets	Percentage of Total
	(trillions of won)		(percentage)
December 31, 2009	1,285.8	10.4	0.8
December 31, 2010	1,308.9	24.8	1.9
December 31, 2011	1,387.6	18.8	1.4
December 31, 2012	1,390.9	18.3	1.3
December 31, 2013	1,441.6	25.5	1.8

Source: Financial Supervisory Service.

As of December 31, 2012, loans denominated in Won held by these banks increased by 3.5% to ￦1,106.4 trillion from ￦1,068.5 trillion as of December 31, 2011, primarily due to (i) an increase in loans to large corporations by 19.9% to ￦156.7 trillion as of December 31, 2012 from ￦130.7 trillion as of December 31, 2011 and (ii) an increase in household loans by 2.7% to ￦464.5 trillion as of December 31, 2012 from ￦452.5 trillion as of December 31, 2011. As of December 31, 2013, loans denominated in Won held by these banks increased by 5.1% to ￦1,162.8 trillion from ￦1,106.4 trillion as of December 31, 2012, primarily due to (i) an increase in loans to small and medium-enterprises by 6.0% to ￦489.0 trillion as of December 31, 2013 from ￦461.3 trillion as of December 31, 2012 and (ii) an increase in household loans by 3.1% to ￦479.0 trillion as of December 31, 2013 from ￦464.5 trillion as of December 31, 2012.

In 2009, these banks posted an aggregate net profit of ￦6.9 trillion, compared to an aggregate net profit of ￦7.7 trillion in 2008, primarily due to increased non-performing loans. In 2010, these banks posted an aggregate net profit of ￦9.3 trillion, primarily due to increased net interest income. In 2011, these banks posted an aggregate net profit of ￦11.8 trillion, primarily due to decreased non-performing loans. In 2012, these banks posted an aggregate net profit of ￦8.7 trillion, primarily due to a decrease in gain on sale of equity securities and an increase in impairment loss on available-for-sale securities. Based on preliminary data, in 2013, these banks posted an aggregate net profit of ￦4.0 trillion, primarily due to decreased net interest income and increased loan loss provisions.

Non-Bank Financial Institutions

Non-bank financial institutions include:

•	savings institutions, including trust accounts of banks, mutual savings banks, credit unions, mutual credit facilities, community credit cooperatives and postal savings;

•	life insurance institutions; and

•	credit card companies.

The country had 89 mutual savings banks as of December 31, 2013, with assets totaling ￦39.0 trillion.

As of December 31, 2013, 14 domestic life insurance institutions, two joint venture life insurance institutions and nine wholly-owned subsidiaries of foreign life insurance companies, with assets totaling approximately ￦597.3 trillion as of December 31, 2013, were operating in the Republic.

As of December 31, 2013, eight credit card companies operated in the country with loans totaling approximately ￦86.5 trillion.

Money Markets

In the Republic, the money markets consist of the call market and markets for a wide range of other short- term financial instruments, including treasury bills, monetary stabilization bonds, negotiable certificates of deposits, repurchase agreements and commercial paper.

Securities Markets

On January 27, 2005, the Korea Exchange was established pursuant to the now repealed Korea Securities and Futures Exchange Act by consolidating the Korea Stock Exchange, the Korea Futures Exchange, the KOSDAQ Stock Market, Inc., or the KOSDAQ, and the KOSDAQ Committee of the Korea Securities Dealers Association, which had formerly managed the KOSDAQ. There are three different markets operated by the Korea Exchange: the KRX KOSPI Market, the KRX KOSDAQ Market, and the KRX Derivatives Market. The Korea Exchange has two trading floors located in Seoul, one for the KRX KOSPI Market and one for the KRX KOSDAQ Market, and one trading floor in Busan for the KRX Derivatives Market. The Korea Exchange is a joint stock company with limited liability, the shares of which are held by (i) financial investment companies that were formerly members of the Korea Futures Exchange or the Korea Stock Exchange and (ii) the stockholders of the KOSDAQ. Currently, the Korea Exchange is the only stock exchange in Korea and is operated by membership, having as its members Korean financial investment companies and some Korean branches of foreign financial investment companies.

The Korea Exchange publishes the Korea Composite Stock Price Index every ten seconds, which is an index of all equity securities listed on the Korea Exchange. The Korea Composite Stock Price Index is computed using the aggregate value method, whereby the market capitalizations of all listed companies are aggregated, subject to certain adjustments, and this aggregate is expressed as a percentage of the aggregate market capitalization of all listed companies as of the base date, January 4, 1980.

The following table shows the value of the Korea Composite Stock Price Index as of the dates indicated:

December 31, 2008	1,124.5
January 30, 2009	1,162.1
February 27, 2009	1,063.0
March 31, 2009	1,206.3
April 30, 2009	1,369.4
May 29, 2009	1,395.9
June 30, 2009	1,390.1
July 31, 2009	1,557.3
August 31, 2009	1,591.9
September 30, 2009	1,673.1
October 31, 2009	1,580.7
November 30, 2009	1,555.6
December 31, 2009	1,682.8
January 29, 2010	1,602.4
February 26, 2010	1,594.6
March 31, 2010	1,692.9
April 30, 2010	1,741.6
May 31, 2010	1,641.3
June 30, 2010	1,698.3
July 30, 2010	1,759.3
August 31, 2010	1,742.8
September 30, 2010	1,872.8
October 29, 2010	1,883.0
November 30, 2010	1,904.6
December 31, 2010	2,051.0
January 31, 2011	2,069.7
February 28, 2011	1,939.3
March 31, 2011	2,106.7
April 30, 2011	2,192.4
May 29, 2011	2,142.5
June 30, 2011	2,100.7
July 31, 2011	2,133.2
August 31, 2011	1,880.1
September 30, 2011	1,769.7
October 31, 2011	1,909.0
November 30, 2011	1,847.5
December 31, 2011	1,825.7
January 31, 2012	1,955.8
February 29, 2012	2,030.3
March 31, 2012	2,014.0
April 30, 2012	1,982.0
May 31, 2012	1,843.5
June 29, 2012	1,854.0
July 31, 2012	1,882.0
August 31, 2012	1,905.1
September 28, 2012	1,996.2
October 31, 2012	1,912.1
November 30, 2012	1,932.9
December 31, 2012	1,997.1
January 31, 2013	1,961.9

February 28, 2013	2,026.5
March 29, 2013	2,004.9
April 30, 2013	1,964.0
May 31, 2013	2,001.1
June 28, 2013	1,863.3
July 31, 2013	1,914.0
August 30, 2013	1,926.4
September 30, 2013	1,997.0
October 31, 2013	2,030.1
November 29, 2013	2,044.9
December 31, 2013	2,011.3
January 29, 2014	1,941.2
February 28, 2014	1,980.0
March 31, 2014	1,985.6

On December 27, 1997, the last day of trading in 1997, the index stood at 376.3, a sharp decline from 647.1 on September 30, 1997. The fall resulted from growing concerns about the Republic’s weakening financial and corporate sectors, the Republic’s falling foreign currency reserves, the sharp depreciation of the Won against the U.S. Dollar and other external factors, such as a sharp decline in stock prices in Hong Kong on October 24, 1997 and financial turmoil in Southeast Asian countries. The Korea Composite Stock Price Index recovered to reach 2,064.9 in late 2007 but since then the index declined. As liquidity and credit concerns and volatility in the global financial markets increased significantly since September 2008, there was a significant overall decline in the stock prices of Korean companies during the fourth quarter of 2008 and first half of 2009 and continuing volatility since then. The index was 1,992.1 on April 17, 2014.

Supervision System

The Office of Bank Supervision, the Securities Supervisory Board, the Insurance Supervisory Board and all other financial sector regulatory bodies merged in January 1999 to form the Financial Services Commission. The Financial Services Commission acts as the executive body over the Financial Supervisory Service. The Financial Services Commission reports to, but operates independently of, the Prime Minister’s office.

The Ministry of Strategy and Finance focuses on financial policy and foreign currency regulations. The Bank of Korea manages monetary policy focusing on price stabilization.

Deposit Insurance System

The Republic’s deposit insurance system insures amounts on deposit with banks, non-bank financial institutions, securities companies and life insurance companies.

Since January 2001, deposits at any single financial institution are insured only up to ￦50 million per person regardless of the amount deposited.

The Government excluded certain deposits, such as repurchase agreements, from the insurance scheme, expanded the definition of unsound financial institutions to which the insurance scheme would apply and gradually increased the insurance premiums payable by insured financial institutions.

Monetary Policy

The Bank of Korea

The Bank of Korea was established in 1950 as Korea’s central bank and the country’s sole currency issuing bank. A seven-member Monetary Policy Committee, chaired by the Governor of The Bank of Korea, formulates and controls monetary and credit policies.

Inflation targeting is the basic system of operation for Korean monetary policy. The consumer price index is used as The Bank of Korea’s target indicator. To achieve its established inflation target, the Monetary Policy Committee of The Bank of Korea determines and announces the “Bank of Korea Base Rate,” the reference rate applied in transactions such as repurchase agreements between The Bank of Korea and its financial institution counterparts. The Bank of Korea uses open market operations as its primary instrument to keep the call rate in line with the Monetary Policy Committee’s target rate. In addition, The Bank of Korea is able to establish policies regarding its lending to banks in Korea and their reserve requirements.

Interest Rates

On July 12, 2007, The Bank of Korea raised the policy rate to 4.75% from 4.5%, and raised it further to 5.0% on August 9, 2007. The rationale for this change was the concern that the ample market liquidity might put upside pressure on inflation in the medium to long term as the economic upswing continued. On August 7, 2008, The Bank of Korea raised the policy rate to 5.25% from 5.0%, taking the view that inflation in consumer prices had picked up its pace, due to the direct and indirect effects of high oil prices, at a time when domestic economic activity had slackened. On October 9, 2008, The Bank of Korea cut its policy rate to 5.0% from 5.25%, and continued to lower it further to 4.25% on October 27, 2008, 4.0% on November 7, 2008, 3.0% on December 11, 2008, 2.5% on January 9, 2009 and 2.0% on February 12, 2009, in order to address financial market instability and to help combat the slowdown of the domestic economy. On July 9, 2010, The Bank of Korea raised the policy rate to 2.25% from 2.0%, which was further raised to 2.5% on November 16, 2010, in response to signs of inflationary pressures and the continued growth of domestic economy. On January 13, 2011, The Bank of Korea raised the policy rate to 2.75%, which was further increased to 3.0% on March 10, 2011 and to 3.25% on June 10, 2011, in response to inflationary pressures driven mainly by rises in the prices of petroleum products and farm products. The Bank of Korea lowered its policy rate to 3.0% from 3.25% on July 12, 2012, which was further lowered to 2.75% on October 11, 2012 and to 2.5% on May 9, 2013, in order to address the sluggishness of the global and domestic economy. The Bank of Korea’s policy rate remained at 2.5% as of the date of this prospectus.

With the deregulation of interest rates on banks’ demand deposits on February 2, 2004, The Bank of Korea completed the interest rate deregulation based upon the “Four-Stage Interest Rate Liberalization Plan” announced in 1991. The prohibition on the payment of interest on ordinary checking accounts was, however, maintained.

Money Supply

The following table shows the volume of the Republic’s money supply:

	December 31,
	2009	2010	2011	2012	2013
	(billions of Won)
Money Supply (M1)(1)	389,394.5	427,791.6	442,077.5	470,010.6	515,643.4
Quasi-money(2)	1,177,455.5	1,232,738.4	1,309,380.9	1,365,631.0	1,405,151.6
Money Supply (M2)(3)	1,566,850.0	1,660,530.0	1,751,458.4	1,835,641.6	1,920,795.0
Percentage Increase Over Previous Year	9.9%	6.0%	5.5%	4.8%	4.6%

(1)	Consists of currency in circulation and demand and instant access savings deposits at financial institutions.
(2)	Includes time and installment savings deposits, marketable instruments, yield-based dividend instruments and financial debentures, excluding financial instruments with a maturity of more than two years.
(3)	Money Supply (M2) is the sum of Money Supply (M1) and quasi-money.

Source: The Bank of Korea.

Exchange Controls

Authorized foreign exchange banks, as registered with the Ministry of Strategy and Finance, handle foreign exchange transactions. The ministry has designated other types of financial institutions to handle foreign exchange transactions on a limited basis.

Korean laws and regulations generally require a report to either the Ministry of Strategy and Finance, The Bank of Korea or authorized foreign exchange banks, as applicable, for issuances of international bonds and other instruments, overseas investments and certain other transactions involving foreign exchange payments.

In 1994 and 1995, the Government relaxed regulations of foreign exchange position ceilings and foreign exchange transaction documentation and created free Won accounts which may be opened by non-residents at Korean foreign exchange banks. The Won funds deposited into the free Won accounts may be converted into foreign currencies and remitted outside Korea without any governmental approval. In December 1996, after joining the OECD, the Republic freed the repatriation of investment funds, dividends and profits, as well as loan repayments and interest payments. The Government continues to reduce exchange controls in response to changes in the world economy, including the new trade regime under the WTO, anticipating that such foreign exchange reform will improve the Republic’s competitiveness and encourage strategic alliances between domestic and foreign entities.

In September 1998, the National Assembly passed the Foreign Exchange Transactions Act, which became effective in April 1999 and has subsequently been amended numerous times. In principle, most currency and capital transactions, including, among others, the following transactions, have been liberalized:

•	the investment in real property located overseas by Korean companies and financial institutions;

•	the establishment of overseas branches and subsidiaries by Korean companies and financial institutions;

•	the investment by non-residents in deposits and trust products having more than one year maturities; and

•	the issuance of debentures by non-residents in the Korean market.

To minimize the adverse effects from further opening of the Korean capital markets, the Ministry of Strategy and Finance is authorized to introduce a variable deposit requirement system to restrict the influx of short-term speculative funds.

The Government has also embarked on a second set of liberalization initiatives starting in January 2001, under which ceilings on international payments for Korean residents have been eliminated, including overseas travel expenses, overseas inheritance remittances and emigration expenses. Overseas deposits, trusts, acquisitions of foreign securities and other foreign capital transactions made by residents and the making of deposits in Korean currency by non-residents have also been liberalized. In line with the foregoing liberalization, measures will also be adopted to curb illegal foreign exchange transactions and to stabilize the foreign exchange market.

Effective as of January 1, 2006, the Government liberalized the regulations governing “capital transactions.” The regulations provide that no regulatory approvals are required for any capital transactions. The capital transactions previously subject to approval requirements are now subject only to reporting requirements.

In January 2010, the Financial Supervisory Services released FX Derivative Transactions Risk Management Guideline to prevent over-hedging of foreign exchange risk by corporate investors. According to the guideline as amended in July 2010, if a corporate investor, other than a financial institution or a public enterprise, wishes to enter into a foreign exchange forward, option or swap agreement with a bank, the bank is required to verify whether the corporate investor’s assets, liabilities or contracts face foreign exchange risks that could be mitigated by a foreign exchange forward, option or swap agreement. In addition, the bank is required to ensure that the corporate investor’s risk hedge ratio, which is the ratio of the aggregate notional amount to the aggregate amount of risk, does not exceed 100%.

Foreign Exchange

The following table shows the exchange rate between the Won and the U.S. Dollar (in Won per U.S. Dollar) as announced by the Seoul Money Brokerage Services, Ltd. as of the dates indicated:

Won/U.S. Dollar Exchange Rate
December 31, 2008	1,257.5
January 31, 2009	1,368.5
February 27, 2009	1,516.4
March 31, 2009	1,377.1
April 30, 2009	1,348.0
May 29, 2009	1,272.9
June 30, 2009	1,284.7
July 31, 2009	1,240.5
August 31, 2009	1,244.9
September 30, 2009	1,188.7
October 31, 2009	1,200.6
November 30, 2009	1,167.4
December 31, 2009	1,167.6
January 29, 2010	1,156.5
February 26, 2010	1,158.4
March 31, 2010	1,130.8
April 30, 2010	1,115.5
May 31, 2010	1,200.2
June 30, 2010	1,210.3
July 30, 2010	1,187.2
August 31, 2010	1,189.1
September 30, 2010	1,142.0
October 29, 2010	1,126.6
November 30, 2010	1,157.3
December 31, 2010	1,138.9
January 31, 2011	1,114.3
February 28, 2011	1,127.9
March 31, 2011	1,107.2
April 30, 2011	1,072.3
May 31, 2011	1,080.6
June 30, 2011	1,078.1
July 30, 2011	1,052.6
August 31, 2011	1,071.7
September 30, 2011	1,179.5
October 31, 2011	1,104.9
November 30, 2011	1,150.3
December 31, 2011	1,153.3
January 31, 2012	1,125.0
February 29, 2012	1,126.5
March 31, 2012	1,137.8
April 30, 2012	1,134.2
May 31, 2012	1,177.8
June 29, 2012	1,153.8
July 31, 2012	1,136.2
August 31, 2012	1,134.6
September 28, 2012	1,118.6

Won/U.S. Dollar Exchange Rate
October 31, 2012	1,094.1
November 30, 2012	1,084.7
December 31, 2012	1,071.1
January 31, 2013	1,082.7
February 28, 2013	1,085.4
March 29, 2013	1,112.1
April 30, 2013	1,108.1
May 31, 2013	1,128.3
June 28, 2013	1,149.7
July 31, 2013	1,113.6
August 30, 2013	1,110.9
September 30, 2013	1,075.6
October 31, 2013	1,061.4
November 29, 2013	1,062.1
December 31, 2013	1,055.3
January 29, 2014	1,079.2
February 28, 2014	1,067.7
March 31, 2014	1,068.8

Prior to November 1997, the Government had permitted exchange rates to float within a daily range of 2.25%. In response to the substantial downward pressures on the Won caused by the Republic’s economic difficulties in late 1997, in November 1997, the Government expanded the range of permitted daily exchange rate fluctuations to 10%. The Government eliminated the daily exchange rate band in December 1997, and the Won now floats according to market forces. The value of the Won relative to the U.S. dollar depreciated from ￦888.1 to US$1.00 on June 30, 1997 to ￦1,964.8 to US$1.00 on December 24, 1997. Due to improved economic conditions and increases in trade surplus, the Won has generally appreciated against the U.S. dollar, although the trend reversed in March 2008. During the period from January 2, 2008 through April 16, 2009, the value of the Won relative to the U.S. dollar declined by approximately 29.9%, due primarily to adverse economic conditions resulting from liquidity and credit concerns and volatility in the global credit and financial markets and repatriations by foreign investors of their investments in the Korean stock market. The market average exchange rate was ￦1,041.3 to US$1.00 on April 17, 2014.

Balance of Payments and Foreign Trade

Balance of Payments

Balance of payments figures measure the relative flow of goods, services and capital into and out of the country as represented in the current balance and the capital balance. The current balance tracks a country’s trade in goods and services and transfer payments and measures whether a country is living within its income from trading and investments. The capital balance covers all transactions involving the transfer of capital into and out of the country, including loans and investments. The overall balance represents the sum of the current and capital balances. An overall balance surplus indicates a net inflow of foreign currencies, thereby increasing demand for and strengthening the local currency. An overall balance deficit indicates a net outflow of foreign currencies, thereby decreasing demand for and weakening the local currency. The financial account mirrors the overall balance. If the overall balance is positive, the surplus, which represents the nation’s savings, finances the overall deficit of the country’s trading partners. Accordingly, the financial account will indicate cash outflows equal to the overall surplus. If, however, the overall balance is negative, the nation has an international deficit which must be financed. Accordingly, the financial account will indicate cash inflows equal to the overall deficit.

The following table sets out certain information with respect to the Republic’s balance of payments:

Balance of Payments(1)

Classification	2009	2010	2011	2012	2013(4)
	(millions of dollars)
Current Account	33,593.3	28,850.4	18,655.8	50,835.0	79,883.6
Goods	47,814.0	47,915.4	29,089.9	49,406.0	80,568.6
Exports(2)	363,900.9	463,769.6	587,099.7	603,509.2	617,127.6
Imports(2)	316,086.9	415,854.2	558,009.8	554,103.2	536,559.0
Services	(9,589.9)	(14,238.4)	(12,279.1)	(5,213.6)	(7,927.4)
Income	(2,436.2)	489.9	6,560.6	12,116.7	11,424.8
Current Transfers	(2,194.6)	(5,316.5)	(4,715.6)	(5,474.1)	(4,182.3)
Capital and Financial Account	(28,953.6)	(23,253.2)	(24,427.8)	(51,624.1)	(76,908.9)
Capital Account	(69.6)	(63.2)	(112.0)	(41.7)	(27.8)
Financial Account(3)	(28,884.0)	(23,190.0)	(24,315.8)	(51,582.4)	(76,881.1)
Net Errors and Omissions	(4,639.7)	(5,597.2)	5,772.0	789.1	(2,974.7)

(1)	Figures are prepared based on the sixth edition of Balance of Payment Manual, or BPM6, published by International Monetary Fund in December 2010 and implemented by the Government in December 2013.
(2)	These entries are derived from trade statistics and are valued on a free on board basis, meaning that the insurance and freight costs are not included.
(3)	Includes borrowings from the IMF, syndicated bank loans and short-term borrowings.
(4)	Preliminary.

Source: The Bank of Korea.

The Republic recorded a current account surplus of approximately US$50.8 billion in 2012. The current account surplus in 2012 increased from US$18.7 billion in 2011, primarily due to (i) an increase in surplus from the goods account and (ii) a decrease in deficit from the services account.

Based on preliminary data, the Republic recorded a current account surplus of approximately US$79.9 billion in 2013. The current account surplus in 2013 increased from the current account surplus of US$50.8 billion in 2012, primarily due to an increase in surplus from the goods account.

Foreign Direct Investment

Since 1960, the Government has adopted a broad range of related laws, administrative rules and regulations, providing a framework for the conduct and regulation of foreign investment activities. In September 1998, the Government promulgated the Foreign Investment Promotion Act, or the FIPA, which replaced previous foreign direct investment related laws, rules and regulations, to promote inbound foreign investments by providing incentives to, and facilitating investment activities in the Republic by, foreign nationals. The FIPA prescribes, among others, procedural requirements for inbound foreign investments, incentives for foreign investments such as tax reductions, and requirements relating to designation and development of foreign investment target regions. The Government believes that providing a stable and receptive environment for foreign direct investment will accelerate the inflow of foreign capital, technology and management techniques.

The following table sets forth information regarding annual foreign direct investment in the Republic for the periods indicated.

Foreign Direct Investment

	2009	2010	2011	2012	2013
	(billions of dollars)
Contracted and Reported Investment
Greenfield Investment(1)	8.1	11.1	11.7	12.5	9.6
Merger & Acquisition	3.4	2.0	2.0	3.8	5.0

Total	11.5	13.1	13.7	16.3	14.6

Actual Investment	6.8	5.4	6.6	10.7	9.7

(1)	Includes building new factories and operational facilities.

Source: Ministry of Trade, Industry and Energy

In 2013, the contracted and reported amount of foreign direct investment in the Republic decreased to US$14.6 billion from US$16.3 billion in 2012, primarily due to a decrease in foreign investment in the manufacturing sector to US$4.6 billion in 2013 from US$6.1 billion in 2012.

The following table sets forth information regarding the source of foreign direct investment by region and country for the periods indicated:

Foreign Direct Investment by Region and Country

	2009	2010	2011	2012	2013
	(billions of dollars)
North America
U.S.A	1.5	2.0	2.4	3.7	3.5
Others	0.7	0.7	1.3	0.7	1.1

	2.2	2.7	3.7	4.4	4.6

Asia
Japan	1.9	2.1	2.3	4.5	2.7
Hong Kong	0.8	0.1	0.6	1.7	1.0
Singapore	0.4	0.8	0.6	1.4	0.4
China	0.2	0.4	0.7	0.7	0.5
Others	0.4	3.5	0.2	0.5	0.4

	3.7	6.9	4.4	8.8	5.0

European Union
England	2.0	0.6	0.9	0.4	0.1
Netherlands	1.9	1.2	1.0	0.6	0.6
Germany	0.6	0.3	1.5	0.4	0.4
France	0.1	0.2	0.2	0.2	0.5
Luxembourg	0.0	0.1	0.1	0.2	0.7
Others	0.8	0.9	1.7	1.2	2.6

	5.4	3.3	5.4	3.0	4.9

Others regions and countries	0.2	0.2	0.2	0.1	0.0

Total	11.5	13.1	13.7	16.3	14.5

Source: Ministry of Trade, Industry and Energy

Trade Balance

Trade balance figures measure the difference between a country’s exports and imports. If exports exceed imports the country has a trade balance surplus while if imports exceed exports the country has a deficit. A deficit, indicating that a country’s receipts from abroad fall short of its payments to foreigners, must be financed, rendering the country a debtor nation. A surplus, indicating that a country’s receipts exceed its payments to foreigners, allows the country to finance its trading partners’ net deficit to the extent of the surplus, rendering the country a creditor nation.

The following table summarizes the Republic’s trade balance for the periods indicated:

Trade Balance

	Exports(1)	Imports(2)	Balance of Trade	Exports as % of Imports
	(billions of dollars, except percentages)
2009	363.5	323.1	40.4	112.5
2010	466.4	425.2	41.2	109.6
2011	555.2	524.4	30.8	105.8
2012	547.9	519.6	28.3	105.4
2013(3)	559.7	515.6	44.1	108.5

(1)	These entries are derived from customs clearance statistics on a C.I.F. basis, meaning that the price of goods include insurance and freight cost.
(2)	These entries are derived from customs clearance statistics on a C.I.F. basis, meaning that the price of goods include insurance and freight cost.
(3)	Preliminary.

Source: The Bank of Korea.

The Republic, due to its lack of natural resources, relies on extensive trading activity for growth. The country meets virtually all domestic requirements for petroleum, wood and rubber with imports, as well as much of its coal and iron needs. Exports consistently represent a high percentage of GDP and, accordingly, the international economic environment is of crucial importance to the Republic’s economy.

The following tables give information regarding the Republic’s exports and imports by major commodity groups:

Exports by Major Commodity Groups (C.I.F.)(1)

	2009	As % of 2009 Total	2010	As % of 2010 Total	2011	As % of 2011 Total	2012	As % of 2012 Total	2013(2)	As % of 2013 Total(2)
	(billions of dollars, except percentages)
Foods & Consumer Goods	4.3	1.2	5.3	1.2	6.5	1.2	6.8	1.2	6.7	1.1
Raw Materials and Fuels	27.9	7.7	38.5	8.3	61.7	11.1	65.4	11.9	61.2	10.9
Petroleum & Derivatives	23.2	6.4	31.9	6.8	52.0	9.4	56.6	10.3	53.2	9.5
Light Industrial Products	27.5	7.6	32.7	7.0	38.9	7.0	40.5	7.4	39.0	6.9
Heavy & Chemical Industrial Products	303.9	83.6	389.9	83.6	448.0	80.7	435.2	79.3	435.2	77.8
Electronic & Electronic Products	121.2	33.3	154.2	33.1	156.9	28.3	156.0	28.5	171.2	30.6
Chemicals & Chemical Products	36.6	10.1	47.5	10.2	59.1	10.6	59.6	10.9	64.4	11.5
Metal Goods	29.9	8.2	37.7	8.1	48.6	8.8	47.2	8.6	43.6	7.8
Machinery & Precision Equipment	32.8	9.0	44.0	9.4	54.5	9.8	55.7	10.2	55.3	9.9
Passenger Cars	22.4	6.2	31.8	6.8	40.9	7.4	42.4	7.7	44.3	7.9
Ship & Boat	42.8	11.8	47.1	10.1	54.6	9.8	38.2	7.0	36.2	6.5

Total	363.5	100.0	466.4	100.0	555.2	100.0	547.9	100.0	559.7	100.0

(1)	These entries are derived from customs clearance statistics. C.I.F. means that the price of goods includes insurance and freight costs.
(2)	Preliminary

Source: The Bank of Korea.

Imports by Major Commodity Groups (C.I.F.) (1)

	2009	As % of 2009 Total	2010	As % of 2010 Total	2011	As % of 2011 Total	2012	As % of 2012 Total	2013(2)	As % of 2013 Total(2)
	(billions of dollars, except percentages)
Industrial Materials and Fuels	184.4	57.1	247.2	58.1	324.8	61.9	325.1	62.6	313.8	60.9
Crude Petroleum	50.8	15.7	68.7	16.2	100.8	19.2	108.3	20.8	99.4	19.3
Mineral	13.7	4.2	21.4	5.0	31.1	5.9	28.3	5.4	24.7	4.8
Chemicals	28.7	8.9	37.7	8.9	44.2	8.4	43.8	8.4	43.2	8.4
Iron & Steel Products	21.6	6.7	27.3	6.4	30.4	5.8	26.4	5.1	24.6	4.8
Non-ferrous Metal	9.1	2.8	12.6	3.0	15.1	2.9	12.6	2.4	12.5	2.4
Capital Goods	104.5	32.4	135.7	31.9	146.5	27.9	140.3	27.0	144.2	28.0
Machinery & Precision Equipment	33.6	10.4	47.7	11.2	50.5	9.6	49.8	9.6	50.1	9.7
Electric & Electronic Machines	59.8	18.5	73.3	17.2	80.1	15.3	76.3	14.7	80.9	15.7
Transport Equipment	9.5	3.0	12.9	3.0	13.9	2.7	12.1	2.3	11.3	2.2
Consumer Goods	34.1	10.6	42.3	9.9	53.1	10.1	54.2	10.4	58.2	11.3
Cereals	5.3	1.6	5.9	1.4	7.5	1.4	7.9	1.5	8.5	1.6
Goods for Direct Consumption	8.9	2.7	11.0	2.6	15.0	2.9	14.3	2.8	14.5	2.8
Consumer Durable Goods	12.9	4.0	16.2	3.8	18.6	3.5	19.4	3.7	21.0	4.1
Consumer Nondurable Goods	7.1	2.2	9.2	2.2	12.1	2.3	12.6	2.4	14.3	2.8

Total	323.1	100.0	425.2	100.0	524.4	100.0	519.6	100.0	515.6	100.0

(1)	These entries are derived from customs clearance statistics. C.I.F. means that the price of goods includes insurance and freight costs.
(2)	Preliminary

In 2009, the Republic recorded a trade surplus of US$40.4 billion. Exports decreased by 13.9% to US$363.5 billion and imports decreased by 25.8% to US$323.1 billion from US$422.0 billion of exports and US$435.3 billion of imports, respectively, in 2008.

In 2010, the Republic recorded a trade surplus of US$41.2 billion. Exports increased by 28.3% to US$466.4 billion and imports increased by 31.6% to US$425.2 billion from US$363.5 billion of exports and US$323.1 billion of imports, respectively, in 2009.

In 2011, the Republic recorded a trade surplus of US$30.8 billion. Exports increased by 19.0% to US$555.2 billion and imports increased by 23.3% to US$524.4 billion from US$466.4 billion of exports and US$425.2 billion of imports, respectively, in 2010.

In 2012, the Republic recorded a trade surplus of US$28.3 billion. Exports decreased by 1.3% to US$547.9 billion and imports decreased by 0.9% to US$519.6 billion from US$555.2 billion of exports and US$524.4 billion of imports, respectively, in 2011.

Based on preliminary data, the Republic recorded a trade surplus of US$44.1 billion in 2013. Exports increased by 2.1% to US$559.7 billion and imports decreased by 0.8% to US$515.6 billion from US$547.9 billion of exports and US$519.6 billion of imports, respectively, in 2012.

The following table sets forth the Republic’s exports trading partners:

Exports

	2009	As % of 2009 Total	2010	As % of 2010 Total	2011	As % of 2011 Total	2012	As % of 2012 Total	2013(1)	As % of 2013 Total(1)
	(millions of dollars, except percentages)
China	86,703.2	23.9	116,837.8	25.1	134,185.0	24.2	134,322.6	24.5	145,869.5	26.1
United States	37,649.9	10.4	49,816.1	10.7	56,207.7	10.1	58,524.6	10.7	62,052.5	11.1
Japan	21,770.8	6.0	28,176.3	6.0	39,679.7	7.1	38,796.1	7.1	34,662.3	6.2
Hong Kong	19,661.1	5.4	25,294.3	5.4	30,968.4	5.6	32,606.2	6.0	27,756.3	5.0
Singapore	13,617.0	3.7	15,244.2	3.3	20,839.0	3.8	22,887.9	4.2	22,289.0	4.0
Taiwan	9,501.1	2.6	14,830.5	3.2	18,206.0	3.3	14,814.9	2.7	15,699.1	2.8
Germany	8,820.9	2.4	10,702.2	2.3	9,500.9	1.7	7,509.7	1.4	7,907.9	1.4
India	8,013.3	2.2	11,434.6	2.5	12,654.1	2.3	11,922.0	2.2	11,375.8	2.0
Russia	4,194.1	1.2	7,759.8	1.7	10,304.9	1.9	11,097.1	2.0	11,149.1	2.0
Indonesia	5,999.9	1.7	8,897.3	1.9	13,564.5	2.4	13,955.0	2.5	11,568.2	2.1
Others(2)	147,602.3	40.6	177,390.7	38.0	209,103.5	37.7	201,433.7	36.8	209,931.9	37.4

Total	363,533.6	100.0	466,383.8	100.0	555,213.7	100.0	547,869.8	100.0	559,648.7	100.0

(1)	Preliminary
(2)	Includes more than 200 countries and regions with lower exports levels than those shown above.

Source: The Bank of Korea.

The following table sets forth the Republic’s imports trading partners:

Imports

	2009	As % of 2009 Total	2010	As % of 2010 Total	2011	As % of 2011 Total	2012	As % of 2012 Total	2013(1)	As % of 2013 Total(1)
	(millions of dollars, except percentages)
China	54,246.1	16.8	71,573.6	16.8	86,432.2	16.5	80,784.6	15.5	83,052.9	16.1
Japan	49,427.5	15.3	64,296.1	15.1	68,320.2	13.0	64,363.1	12.4	60,029.4	11.6
United States	29,039.5	9.0	40,402.7	9.5	44,569.0	8.5	43,341.0	8.3	41,511.9	8.1
Saudi Arabia	19,736.8	6.1	26,820.0	6.3	36,972.6	7.1	39,707.1	7.6	37,665.2	7.3
Australia	14,756.1	4.6	20,456.2	4.8	26,316.3	5.0	22,987.9	4.4	20,784.6	4.0
Germany	12,298.5	3.8	14,304.9	3.4	16,962.6	3.2	17,645.4	3.4	19,336.0	3.8
Taiwan	9,851.4	3.0	13,647.1	3.2	14,693.6	2.8	14,012.0	2.7	14,632.6	2.8
United Arab Emirates	9,310.0	2.9	12,170.1	2.9	14,759.4	2.8	15,115.3	2.9	18,122.9	3.5
Indonesia	9,264.1	2.9	13,985.8	3.3	17,216.4	3.3	15,676.3	3.0	13,190.0	2.6
Malaysia	7,574.1	2.3	9,531.0	2.2	10,467.8	2.0	9,796.4	1.9	11,095.8	2.2
Others(2)	107,580.4	33.3	138,024.7	32.5	187,703.0	35.8	196,155.4	37.8	196,164.3	38.0

Total	323,084.5	100.0	425,212.2	100.0	524,413.1	100.0	519,584.5	100.0	515,585.5	100.0

(1)	Preliminary
(2)	Includes more than 200 countries and regions with lower imports levels than those shown above.

Source: The Bank of Korea.

In 2003, the outbreak of severe acute respiratory syndrome, or SARS, and the avian influenza in Asia (including China) and other parts of the world increased uncertainty about prospects for international trade and economic growth for affected countries, as well as world economic prospects in general. The avian influenza carried by migrating wild birds spread to several Asian countries, Russia, Romania and Turkey. In response to these outbreaks of avian influenza, the Government issued an advisory on disease prevention as of October 14, 2005 and conducted special monitoring of poultry farms. In addition, the Government continued to cooperate with regional and international efforts to develop and implement additional measures to contain and prevent SARS, the avian influenza and other diseases. Another outbreak of SARS, the avian influenza or similar incidents in the future may have an adverse effect on Korean and world economies and on international trade.

On October 6, 2010, the Republic and the European Union, or EU, signed an agreement on a bilateral free trade agreement, or FTA, which provisionally came into effect on July 1, 2011 after approval of the EU parliament and ratification by the Republic and EU member states. In April 2007, the Republic and the United States reached an FTA, which was subsequently renegotiated and signed by both nations in December 2010. The FTA was ratified by the U.S. Congress in October 2011 and the Korean National Assembly in November 2011 and came into effect on March 15, 2012.

Non-Commodities Trade Balance

The non-commodities trade deficit was US$14.2 billion in 2009, US$19.1 billion in 2010 and US$10.4 billion in 2011. The Republic had a non-commodities trade surplus of US$1.4 billion in 2012. Based on preliminary data, the Republic had a non-commodities trade deficit of US$0.7 billion in 2013.

Foreign Currency Reserves

The following table shows the Republic’s total official foreign currency reserves:

Total Official Reserves

	December 31,
	2009	2010	2011	2012	2013
	(millions of dollars)
Gold(1)	$79.0	$79.6	$2,166.6	$3,761.4	$4,794.5
Foreign Exchange	265,202.3	286,926.4	298,232.9	316,897.7	335,647.5

Total Gold and Foreign Exchange	265,281.3	287,006.0	300,399.5	320,659.1	340,442.0

Reserve Position at IMF.	981.6	1,024.7	2,556.2	2,783.6	2,527.7
Special Drawing Rights	3,731.8	3,539.9	3,446.7	3,525.6	3,489.9

Total Official Reserves	$269,994.7	$291,570.7	$306,402.5	$326,968.4	$346,459.6

(1)	For this purpose, domestically-owned gold is valued at US$42.22 per troy ounce (31.1035 grams) and gold deposited overseas is calculated at cost of purchase.

Source: The Bank of Korea.

The Government’s foreign currency reserves increased to US$262.2 billion as of December 31, 2007 from US$8.9 billion as of December 31, 1997, primarily due to continued balance of trade surpluses and capital inflows. In 2008, the Government’s foreign currency reserves decreased, falling to US$201.2 billion as of December 31, 2008, partially as a result of the Government’s use of the foreign currency reserve to provide foreign currency liquidity to Korean financial institutions. The amount of the Government’s foreign currency reserve was US$354.3 billion as of March 31, 2014.

Government Finance

The Ministry of Strategy and Finance prepares the Government budget and administers the Government’s finances.

The Government’s fiscal year commences on January 1. The Government must submit the budget, which is drafted by the Minister of Strategy and Finance and approved by the President of the Republic, to the National Assembly not later than 90 days prior to the start of the fiscal year and may submit supplementary budgets revising the original budget at any time during the fiscal year.

The following table shows consolidated Government revenues and expenditures:

Consolidated Central Government Revenues and Expenditures

	December 31,
	2008	2009	2010	2011	2012
	(billions of Won)
Total Revenues	250,713	250,810	270,923	292,323	311,456
Current Revenues	248,809	248,278	268,540	289,797	307,754
Total Tax Revenues(1)	200,202	198,438	213,319	231,273	246,918
Non-Tax Revenues	48,607	49,840	55,221	58,524	60,836
Capital Revenues	1,904	2,532	2,383	2,527	3,702
Total Expenditures and Net Lending	238,854	268,431	254,231	273,694	292,977
Total Expenditures	229,374	250,382	251,146	269,768	286,921
Current Expenditures	200,935	215,134	216,937	235,458	252,620
Capital Expenditures	28,439	35,248	34,209	34,310	34,301
Net Lending	5,480	18,049	3,084	3,926	6,056

(1)	Includes social security contribution.

Source: Ministry of Strategy and Finance; Korea National Statistical Office.

The consolidated Government account consists of a General Account, Special Accounts (including a non-financial public enterprise special account) and Public Funds. The Government segregates the accounts of certain functions of the Government into Special Accounts and Public Funds for more effective administration and fiscal control. The Special Accounts and Public Funds relate to business type activities, such as economic development, road and railway construction and maintenance, monopolies, and communications developments and the administration of loans received from official international financial organizations and foreign governments.

Revenues derive mainly from national taxes and non-tax revenues. Taxes in Korea can be roughly classified into the following types:

•	income tax and capital gains tax,

•	property tax,

•	value-added tax,

•	customs duty tax, and

•	other taxes.

Income tax and capital gains tax are imposed on income derived from labor, business operation and ownership of assets and profits derived from capital appreciation. Income tax and capital gains tax, depending on the type of taxpayer, can be further classified into corporate income tax and individual income tax. Property tax is imposed on exchange or ownership of property and includes inheritance tax and gift tax. Value-added tax is imposed on value added to goods and services. Customs duty tax is imposed on imported goods. Other taxes include tax on certain securities transactions and a stamp tax for certain documents.

Expenditures include general administration, national defense, community service, education, health, social security, certain annuities and pensions and local finance, which involves the transfer of tax revenues to local governments.

For 2008, revenues increased by approximately 2.9% principally due to higher tax revenues. Tax revenues increased principally as a result of the country’s export growth and the accompanying increase in corporate income. The Republic had a fiscal surplus of ￦15.9 trillion in 2008.

For 2009, the Republic recorded total revenues of ￦250.8 trillion and total expenditures and net lending of ￦272.9 trillion in 2009. The Republic had a fiscal deficit of ￦17.6 trillion in 2009.

For 2010, the Republic recorded total revenues of ￦270.9 trillion and total expenditures and net lending of ￦254.2 trillion in 2010. The Republic had a fiscal surplus of ￦16.7 trillion in 2010.

For 2011, the Republic recorded total revenues of ￦292.3 trillion and total expenditures and net lending of ￦273.7 trillion in 2011. The Republic had a fiscal surplus of ￦18.6 trillion in 2011.

For 2012, the Republic recorded total revenues of ￦311.5 trillion and total expenditures and net lending of ￦293.0 trillion. The Republic had a fiscal surplus of ￦18.5 trillion in 2012.

Based on preliminary data, the Republic had a fiscal surplus of ￦14.2 trillion in 2013.

Debt

The Government estimates that the total outstanding debt of the Government (including guarantees by the Government) as of December 31, 2012 amounted to approximately ￦458.5 trillion, an increase of 5.5% over the previous year. Based on preliminary data, the Government estimates that the total outstanding debt of the Government as of December 31, 2013 amounted to approximately ￦482.6 trillion.

External and Internal Debt of the Government

The following table sets out, by currency and the equivalent amount in U.S. Dollars, the estimated outstanding direct external debt of the Government as of December 31, 2012:

Direct External Debt of the Government

	Amount in Original Currency	Equivalent Amount in U.S. Dollars(1)
	(millions)
US$	US$ 6,391.4	US$	6,391.4
Japanese Yen (¥)	¥ 3,140.6		36.6
Euro (EUR)	EUR 875.4		1,157.5

Total		US$	7,585.5

(1)	Amounts expressed in currencies other than US$ are converted to US$ at the arbitrage rate announced by the Seoul Money Brokerage Services, Ltd. in effect on December 31, 2012.

The following table summarizes, as of December 31 of the years indicated, the outstanding direct internal debt of the Republic:

Direct Internal Debt of the Government

(billions of Won)
2008	288,719.8
2009	331,904.1
2010	360,804.5
2011	390,249.4
2012	414,213.5

The following table sets out all guarantees by the Government of indebtedness of others:

Guarantees by the Government

	December 31,
	2008	2009	2010	2011	2012
	(billions of Won)
Domestic	28,112.8	28,292.4	33,291.7	33,799.1	32,783.6
External(1)	—	1,508.4	1,508.3	1,258.6	—

Total	28,112.8	29,800.8	34,800.0	35,057.7	32,783.6

(1)	Converted to Won at foreign exchange banks’ telegraphed transfer selling rates to customers or the market average exchange rates in effect on December 31 of each year.

For further information on the outstanding indebtedness, including guarantees, of the Republic, see “—Tables and Supplementary Information”.

External Debt

The following tables set out certain information regarding the Republic’s external debt calculated under the criteria based on the sixth edition of Balance of Payment Manual, or BPM6, published by the International Monetary Fund in December 2008 and implemented by the Government in December 2010. Under BPM6, in particular, prepayments received in connection with the construction of ships are excluded from the external debt.

	December 31,
	2008	2009	2010	2011	2012
	(billions of dollars)
Long-term Debt	167.5	196.5	220.0	261.4	282.2
General Government	21.1	27.8	44.2	53.5	54.3
Monetary Authorities	13.1	28.3	25.3	21.6	29.0
Banks	59.0	64.6	71.0	93.4	97.8
Other Sectors	74.2	75.8	79.6	92.9	101.2

Short-term Debt	149.9	149.2	139.8	137.4	127.2
Monetary Authorities	18.3	11.7	10.3	8.9	14.9
Banks	110.4	115.7	102.1	103.0	85.6
Other Sectors	21.2	21.8	27.4	25.5	26.6

Total External Liabilities	317.4	345.7	359.8	398.7	409.4

Debt Record

The Government has always paid when due the full amount of principal of, interest on, and amortization of sinking fund requirements of, all of its indebtedness.

Tables and Supplementary Information

A. External Debt of the Government

(1) External Bonds of the Government

Series	Issue Date	Maturity Date	Interest Rate (%)	Currency	Original Principal Amount	Principal Amount Outstanding as of December 31, 2012
2003-001	June 3, 2003	June 1, 2013	4.25	USD	1,000,000,000	1,000,000,000
2004-001	September 22, 2004	September 22, 2014	4.875	USD	1,000,000,000	1,000,000,000
2005-001	November 2, 2005	November 3, 2025	5.625	USD	400,000,000	400,000,000
2005-002	November 2, 2005	November 2, 2015	3.625	EUR	500,000,000	500,000,000
2006-001	December 7, 2006	December 7, 2016	5.125	USD	500,000,000	500,000,000
2006-002	December 7, 2006	December 7, 2021	4.25	EUR	375,000,000	375,000,000
2009-001	April 16, 2009	April 16, 2014	5.75	USD	1,500,000,000	1,500,000,000
2009-002	April 16, 2009	April 16, 2019	7.125	USD	1,500,000,000	1,500,000,000

Total External Bonds in Original Currencies						USD 5,900,000,000
						EUR 875,000,000

Total External Bonds in Equivalent Amount of Won(1)						￦ 7,558,752,500,000

(1)	U.S. dollar amounts are converted to Won amounts at the rate of US$1.00 to ￦1,071.1, the market average exchange rate in effect on December 31, 2012, as announced by Seoul Money Brokerage Services, Ltd. Euro amounts are converted to Won amounts at the rate of EUR1.00 to ￦1,416.3, the market average exchange rate in effect on December 31, 2012, as announced by Seoul Money Brokerage Services, Ltd.
(2)	In September 2013, the Republic issued US$1,000,000,000 3.875% notes due 2023.

(2) External Borrowings of the Government

a. Borrowings in U.S. Dollars

Date of Borrowing	Original Maturity (Years)	Interest Rate (%)	Original Principal Amount (USD)	Principal Amount Outstanding as of December 31, 2012 (USD)
January 20, 1972	41	3	2,000,000	90,740
February 14, 1972	41	3	40,000,000	1,153,472
March 16, 1972	41	3	17,000,000	420,997
September 13, 1972	41	3	2,500,000	59,049
February 28, 1973	40	3	25,000,000	1,187,283
April 12, 1973	42	3	96,300,000	9,025,698
April 12, 1973	43	3	5,300,000	660,833
April 12, 1973	40	3	25,200,000	789,191
January 28, 1974	40	3	5,000,000	324,754
April 19, 1974	40	3	2,800,000	243,894
September 11, 1974	41	3	25,700,000	3,089,571
September 13, 1975	41	3	5,000,000	655,297
September 13, 1975	41	3	5,000,000	654,578
September 13, 1975	41	3	5,000,000	932,416
February 18, 1976	40	3	11,900,000	1,330,388
February 18, 1976	40	3	27,900,000	3,096,094
February 18, 1976	40	3	23,400,000	4,163,785
February 18, 1976	40	3	90,800,000	11,019,278
July 21, 1977	41	3	59,500,000	10,762,035
July 21, 1977	40	3	43,800,000	6,620,609
June 7, 1979	30	3	40,000,000	8,463,994
January 25, 1980	40	3	30,000,000	7,255,059
May 18, 1981	40	3	27,000,000	7,191,196
October 12, 1994	20	6.25	1,640,370,000	209,617,850
September 14, 1998	16	LIBOR+0.5	48,000,000	2,606,129
October 23, 1998	15	LIBOR+0.75	2,000,000,000	200,000,000

Subtotal in Original Currency				USD 491,414,187

Subtotal in Equivalent Amount of Won(1)				￦526,353,735,695

(1)	U.S. dollar amounts are converted to Won amounts at the rate of US$1.00 to ￦1,071.1, the market average exchange rate in effect on December 31, 2012, as announced by Seoul Money Brokerage Services, Ltd.

b. Borrowings in Euro

Date of Borrowing	Original Maturity (Years)	Interest Rate (%)	Original Principal Amount (EUR)	Principal Amount Outstanding as of December 31, 2012 (EUR)
March 27, 1985	30	2	6,000,000		365,629

Subtotal in Original Currency				EUR	365,629

Subtotal in Equivalent Amount of Won(1)				￦	517,840,353

(1)	Euro amounts are converted to Won amounts at the rate of EUR1.00 to ￦1,416.3, the market average exchange rate in effect on December 31, 2012, as announced by Seoul Money Brokerage Services, Ltd.

c. Borrowings in Japanese Yen

Date of Borrowing	Original Maturity (Years)	Interest Rate (%)	Original Principal Amount (JPY)	Principal Amount Outstanding as of December 31, 2012 (JPY)
June 22, 1988	25	4.25	2,679,000,000		71,465,000
June 22, 1988	25	4.25	5,920,000,000		155,475,000
June 22, 1988	25	4.25	5,254,000,000		103,717,000
June 22, 1988	25	4.25	4,440,000,000		119,825,000
December 13, 1989	25	Floating	8,745,658,966		1,304,852,166
October 31, 1990	25	4	4,320,000,000		675,966,000
October 31, 1990	25	4	5,414,000,000		359,244,000
October 31, 1990	25	4	2,160,000,000		350,034,000

Subtotal in Original Currency				JPY	3,140,578,166

Subtotal in Equivalent Amount of Won(1)				￦	39,178,712,620

Total External Borrowings in Equivalent Amount of Won				￦	566,050,273,570

(1)	Japanese yen amounts are converted to Won amounts at the rate of JPY100.00 to ￦1,247.50, the market average exchange rate in effect on December 31, 2012, as announced by Seoul Money Brokerage Services, Ltd.

B. External Guaranteed Debt of the Government

None.

C. Internal Debt of the Government

Title	Range of Interest Rates	Range of Years of Issue	Range of Years of Original Maturity	Principal Amounts Outstanding as of December 31, 2012
	(%)			(billions of Won)
1. Bonds
Interest-Bearing Treasury Bond for Treasury Bond Management Fund	1.5-5.75	2003-2012	2013-2042	362,893.4
Interest-Bearing Treasury Bond for National Housing I	2.5-3.0	2003-2012	2008-2017	45,805.2
Interest-Bearing Treasury Bond for National Housing II	0.0-3.0	1988-2012	2008-2030	3,142.2
Interest-Bearing Treasury Bond for National Housing III	0	2005	2015	594.2
Non-interest-Bearing Treasury Bond for Contribution to International Organizations(1)	—	1967-1985	—	11.3

Total Bonds				412,446.3

2. Borrowings
Borrowings from The Bank of Korea	3.58	2012	2013	1,117.2
Borrowings from the Sports Promotion Fund	3.36	2011	2014	20.0
Borrowings from the Korea Credit Guarantee Fund	2.74-2.8	2012	2013	35.0
Borrowings from Korea Technology Finance Corporation	2.74-3.33	2012	2013	15.0
Borrowings from the Government Employees’ Pension Fund	2.74-3.88	2011-2012	2014-2015	60.0
Borrowings from the Film Industry Development Fund	3.04-3.85	2010-2011	2013-2014	50.0
Borrowings from the Culture and Arts Promotion Fund	3.29	2010	2013	20.0

Total Borrowings				1,767.2

Total Internal Funded Debt				414,213.5

(1)	Interest Rates and Years of Maturity not applicable.

D. Internal Guaranteed Debt of the Government

Title	Range of Interest Rates	Range of Years of Issue	Range of Years of Original Maturity	Principal Amounts Outstanding as of December 31, 2012
	(%)			(billions of Won)
1. Bonds of Government-Affiliated Corporations
Korea Deposit Insurance Corporation	4.09-6.32	2008-2012	2013-2017	22,820.0
KAMCO	Floating-5.27	2009-2011	2013-2014	2,972.4
Korea Student Aid Foundation	Floating-5.26	2010-2012	2013-2032	6,900.0

Total Bonds				32,692.4

2. Borrowings of Government-Affiliated Corporations
Rural Development Corporation and Federation of Farmland	5.5	1989	2023	91.2
Total Borrowings				91.2

Total Internal Guaranteed Debt				32,783.6

DESCRIPTION OF THE DEBT SECURITIES

The Republic will issue debt securities under a fiscal agency agreement or agreements. The term “debt securities”, as used in this prospectus, refers to all debt securities issued and issuable from time to time under such fiscal agency agreement or agreements. The description below summarizes the material provisions of the debt securities and the fiscal agency agreement. Since it is only a summary, the description may not contain all of the information that may be important to you as a potential investor in the debt securities. Therefore, you should read the form of fiscal agency agreement and the form of global debt security before deciding whether to invest in the debt securities. The Republic has filed a copy of these documents with the Securities and Exchange Commission as exhibits to the registration statement of which this prospectus is a part. You should refer to such exhibits for more complete information.

The financial terms and other specific terms of your debt securities will be described in the prospectus supplement relating to your debt securities. The description in the prospectus supplement will supplement this description or, to the extent inconsistent with this description, replace it.

The Republic will appoint a fiscal agent or agents in connection with debt securities whose duties will be governed by the fiscal agency agreement. The Republic may replace the fiscal agent or appoint different fiscal agents for different series of debt securities.

General Terms of the Debt Securities

The Republic may issue debt securities in separate series at various times. The prospectus supplement that relates to your debt securities will specify some or all of the following terms:

•	the aggregate principal amount;

•	the currency of denomination and payment;

•	any limitation on principal amount and authorized denominations;

•	the percentage of their principal amount at which the debt securities will be issued;

•	the maturity date or dates;

•	the interest rate for the debt securities and, if variable, the method by which the interest rate will be calculated;

•	whether any amount payable in respect of the debt securities will be determined based on an index or formula, and how any such amount will be determined;

•	the dates from which interest, if any, will accrue for payment of interest and the record dates for any such interest payments;

•	where and how the Republic will pay principal and interest;

•	whether and in what circumstances the debt securities may be redeemed before maturity;

•	any sinking fund or similar provision;

•

whether the debt securities are subject to “collective action clauses” (as described in “—Events of Default—Collective Action Debt Securities” below) that contain provisions regarding acceleration and voting on amendments, modifications and waivers that differ from those for the debt securities that are not subject to collective action clauses (see “Description of the Debt Securities—Events of Default— Collective Action Debt Securities” and “—Modifications and Amendments; Debt Securityholders’ Meetings—Collective Action Debt Securities”);

•	whether any part or all of the debt securities will be in the form of a global security and the circumstances in which a global security is exchangeable for certificated securities;

•

if issued in certificated form, whether the debt securities will be in bearer form with interest coupons, if any, or in registered form without interest coupons, or both forms, and any restrictions on exchanges from one form to the other; and

•	other specific provisions.

The Republic may issue debt securities at a discount below their stated principal amount, bearing no interest or interest at a rate which at the time of issuance is below market rates.

Depending on the terms of the debt securities issued by the Republic, the prospectus supplement relating to the debt securities may also describe applicable U.S. federal income tax and other considerations additional to the disclosure in this prospectus.

Payments of Principal, Premium and Interest

On every payment date specified in the relevant prospectus supplement, the Republic will pay the principal, premium and interest due on that date to the registered holder of the relevant debt security at the close of business on the related record date. The Republic will make all payments at the place and in the currency set out in the prospectus supplement. Unless otherwise specified in the relevant prospectus supplement or the debt securities, the Republic will make payments in U.S. dollars at the New York office of the fiscal agent or, outside the United States, at the office of any paying agent. Unless otherwise specified in the applicable prospectus supplement or debt securities, the Republic will pay interest by check, payable to the registered holder.

If the Republic issues any debt securities in bearer form, it will make any payments on debt securities in bearer form at the offices and agencies of the fiscal agent or any other paying agent outside the United States as the Republic may designate. At the option of the holder of the bearer debt securities, the Republic will make such payments by check or by transfer to an account maintained by the holder with a bank located outside of the United States. The Republic will not make payments on bearer debt securities at the corporate trust office of the fiscal agent in the United States or at any other paying agency in the United States. In addition, the Republic will not make any payment by mail to an address in the United States or by transfer to an account maintained by a holder of bearer debt securities with a bank in the United States. Nevertheless, the Republic will make payments on a bearer debt security denominated and payable in U.S. dollars at an office or agency in the United States if:

•	payment outside the United States is illegal or effectively precluded by exchange controls or other similar restrictions; and

•	the payment is then permitted under United States law, without material adverse consequences to the Republic.

If the Republic issues bearer debt securities, the Republic will designate the offices of at least one paying agent outside the United States as the location for payment.

Repayment of Funds; Prescription

Any funds held by the fiscal agent or paying agent in respect of any debt securities remaining unclaimed for two years after those amounts have become due and payable will be returned by the fiscal agent or paying agent to the Republic. After such repayment, the fiscal agent or paying agent will not be liable with respect to the amounts so repaid, and you may look only to the Republic for any payment under the debt securities.

Under Korean law, you will not be permitted to file a claim against the Republic for payment of principal or interest on any series of debt securities unless you do so within five years from the date on which such payment was due; provided, however, in the event one or more payments of interest on any particular series of debt securities is to be made within one year, you will not be permitted to file a claim against the Republic for the payment of such interest unless you do so within the three-year period commencing the date on which such interest payment was due.

Global Securities

The prospectus supplement relating to a series of debt securities will indicate whether any of that series of debt securities will be represented by a global security. The prospectus supplement will also describe any unique specific terms of the depositary arrangement with respect to that series. Unless otherwise specified in the prospectus supplement, the Republic anticipates that the following provisions will apply to depositary arrangements.

Registered Ownership of the Global Security

The global security will be registered in the name of a depositary identified in the prospectus supplement, or its nominee, and will be deposited with the depositary, its nominee or a custodian. The depositary, or its nominee, will therefore be considered the sole owner or holder of debt securities represented by the global security for all purposes under the fiscal agency agreement. Except as specified below or in the applicable prospectus supplement, beneficial owners:

•	will not be entitled to have any of the debt securities represented by the global security registered in their names;

•	will not receive physical delivery of any debt securities in definitive form;

•	will not be considered the owners or holders of the debt securities;

•

must rely on the procedures of the depositary and, if applicable, any participants (institutions that have accounts with the depositary or a nominee of the depositary, such as securities brokers and dealers) to exercise any rights of a holder; and

•	will receive payments of principal and interest from the depositary or its participants rather than directly from the Republic.

The Republic understands that, under existing industry practice, the depositary and participants will allow beneficial owners to take all actions required of, and exercise all rights granted to, the registered holders of the debt securities.

The Republic will register debt securities in the name of a person other than the depositary or its nominee only if:

•	the depositary for a series of debt securities is unwilling or unable to continue as depositary; or

•	the Republic determines, in its sole discretion, not to have a series of debt securities represented by a global security.

In either such instance, an owner of a beneficial interest in a global security will be entitled to registration of a principal amount of debt securities equal to its beneficial interest in its name and to physical delivery of the debt securities in definitive form.

Beneficial Interests in and Payments on a Global Security

Only participants, and persons that may hold beneficial interests through participants, can own a beneficial interest in the global security. The depositary keeps records of the ownership and transfer of beneficial interests in the global security by its participants. In turn, participants keep records of the ownership and transfer of beneficial interests in the global security by other persons (such as their customers). No other records of the ownership and transfer of beneficial interests in the global security will be kept.

All payments on a global security will be made to the depositary or its nominee. When the depositary receives payment of principal or interest on the global security, the Republic expects the depositary to credit the depositary’s participants’ accounts with amounts that correspond to their respective beneficial interests in the global security. The Republic also expects that, after the participants’ accounts are credited, the participants will credit the accounts of the owners of beneficial interests in the global security with amounts that correspond to the owners’ respective beneficial interests in the global security.

The depositary and its participants establish policies and procedures governing payments, transfers, exchanges and other important matters that affect owners of beneficial interests in a global security. The depositary and its participants may change these policies and procedures from time to time. The Republic has no responsibility or liability for the records of ownership of beneficial interests in the global security, or for payments made or not made to owners of such beneficial interests. The Republic also has no responsibility or liability for any aspect of the relationship between the depositary and its participants or for any aspect of the relationship between participants and owners of beneficial interests in the global security.

Bearer Securities

The Republic may issue debt securities in a series in the form of one or more bearer global debt securities deposited with a common depositary for the Euroclear Bank S.A./N.V., or Euroclear, and Clearstream Banking, société anonyme, or Clearstream, or with a nominee identified in the applicable prospectus supplement. The specific terms and procedures, including the specific terms of the depositary arrangement, with respect to any portion of a series of debt securities to be represented by a global security will be described in the applicable prospectus supplement.

Additional Amounts

The Republic will make all payments of principal of, and premium and interest, if any, on the debt securities without withholding or deducting any present or future taxes imposed by the Republic or any of its political subdivisions, unless required by law. In that event, the Republic will pay additional amounts as necessary to ensure that you receive the same amount as you would have received without such withholding or deduction.

The Republic will not pay, however, any additional amounts if you are liable for Korean tax because:

•	you are connected with the Republic other than by merely owning the debt security or receiving income or payments on the debt security;

•

you failed to comply with any certification or other reporting requirement concerning your nationality, residence, identity or connection with the Republic, or any of its political subdivisions or taxing authorities, and the Republic, or any of its political subdivisions or taxing authorities requires compliance with these reporting requirements as a precondition to exemption from Korean withholding taxes; or

•

you failed to present your debt security for payment within 30 days of when the payment is due or, if the fiscal agent did not receive the money prior to the due date, the date notice is given to holders that the fiscal agent has received the full amount due to holders.

The Republic will not pay any additional amounts for taxes on the debt securities except for taxes payable through deduction or withholding from payments of principal, premium or interest. Examples of the types of taxes for which the Republic will not pay additional amounts include the following: estate or inheritance taxes, gift taxes, sales or transfer taxes, personal property or similar taxes, assessments or other governmental charges. The Republic will pay stamp or other similar taxes that may be imposed by the Republic, the United States or any political subdivision or taxing authority in one of those two countries in connection with the execution of the fiscal agency agreement or the issuance of the debt securities. Upon request, the Republic will provide holders with copies of official receipts (or other comparable documentation) evidencing the payment of any Korean withholding tax withheld or deducted from payments on the debt securities.

Status of Debt Securities

The debt securities will:

•	constitute the Republic’s direct, unconditional, unsecured and unsubordinated obligations;

•	rank at least equally in right of payment among themselves, regardless of when issued or currency of payment; and

•	rank at least equally in right of payment with all of the Republic’s existing and future unsecured and unsubordinated External Indebtedness.

“External Indebtedness” means all obligations of the Republic in respect of money borrowed and guarantees given by the Republic in respect of money borrowed by others, payable by its terms or at the option of its holder in any currency other than the currency of Korea.

Negative Pledge Covenant

If any debt securities of a series are outstanding, the Republic will not create or permit to subsist any Security Interests on the Republic’s assets as security for any of the Republic’s Public External Indebtedness unless the debt securities are secured equally and ratably with such Public External Indebtedness. However, the Republic may create or permit Security Interests:

(a)	upon any property or asset (or any interest in properties or assets) at the time of their purchase, improvement, construction, development or redevelopment, solely as security for the payment of the purchase, improvement, construction, development or redevelopment costs of such property or assets, provided that (1) such Security Interest does not extend to any other assets or revenues of the Republic and (2) in the case of construction, the Security Interest may extend to unimproved real property for the construction;

(b)	securing Public External Indebtedness incurred for the purpose of financing all or part of the costs of the acquisition, construction or development of a project, provided that (1) the holders of the Public External Indebtedness expressly agree to limit their recourse to the assets and revenues of the project as their principal source of repayment and (2) the property over which the Security Interest is granted consists solely of the assets and revenues of the project (provided that in the case of construction, the Security Interest may extend to unimproved real property for the construction and to any trust account into which the proceeds of the offering creating such Public External Indebtedness may be temporarily deposited pending use in connection with such construction);

(c)	arising in the ordinary course of borrowing activities of the Republic to secure Public External Indebtedness with a maturity of one year or less;

(d)	existing on any property or asset at the time of its acquisition (or arising after its acquisition pursuant to an agreement entered into prior to, and not in contemplation of, such acquisition), and extensions and renewals of such Security Interest limited to the original property or asset covered thereby and securing any extension or renewal of the original secured financing;

(e)	arising out of the renewal, extension or replacement of any Public External Indebtedness permitted under paragraphs (a) or (c) above; provided, however, that the principal amount of such Public External Indebtedness is not increased;

(f)	which (1) arises pursuant to an attachment, distraint or similar legal process arising in connection with court proceedings so long as the execution or other enforcement thereof is effectively stayed and in which the secured claims are being contested in good faith by appropriate proceedings or (2) secures the reimbursement obligation under any bond given in connection with the release of property from any Security Interest referred to in (1) above, provided that in each of (1) and (2), such Security Interest is released or discharged within one year of its imposition;

(g)	in existence as of the date of issuance of the debt securities of a series; and

(h)	arising by operation of law, provided that the Republic may not create such Security Interest solely for the purpose of securing any Public External Indebtedness.

“Security Interest” means any lien, pledge, mortgage, deed of trust, charge or other encumbrance or preferential arrangement which has the practical effect of constituting a security interest.

“Public External Indebtedness” means any External Indebtedness represented by bonds, notes, debentures or other securities that are or were intended to be quoted, listed or traded on any securities exchange or other securities market.

The international reserves of The Bank of Korea represent substantially all of the official gross international reserves of the Republic. Because The Bank of Korea is an independent entity, the Republic is of the view that international reserves owned by The Bank of Korea are not subject to the negative pledge covenant in the debt securities and that The Bank of Korea could in the future incur Public External Indebtedness secured by such reserves without securing amounts payable under the debt securities.

Events of Default

Each of the following constitutes an event of default with respect to any series of debt securities:

(a)	the Republic fails to pay principal or interest or premium or deposit any sinking fund payment on any debt securities of the series when due and such failure to pay continues for 30 days;

(b)	the Republic fails to perform or breaches any of the covenants or agreements in the series of debt securities (other than non-payment) for 60 days after written notice of the default is delivered to the Republic at the office of the fiscal agent by holders representing at least 10% of the aggregate principal amount of the debt securities of the series;

(c)	the Republic fails to make any payment in respect of:

(1)	Public External Indebtedness (other than Public External Indebtedness constituting guarantees by the Republic) in an aggregate principal amount in excess of US$30,000,000, or its equivalent in any other currency, when due, and such failure continues beyond the applicable grace period (whether at maturity, upon acceleration by reason of any default or otherwise); or

(2)	any Public External Indebtedness constituting guarantees by the Republic in an aggregate principal amount in excess of US$30,000,000, or its equivalent in any other currency, when due (whether at maturity, upon acceleration by reason of default or otherwise), and such failure continues until the earlier of (A) the expiration of any applicable grace period or 30 days, whichever is longer, or (B) the acceleration of any such Public External Indebtedness by any holder thereof; or

(d)	the Republic declares a moratorium on the payment of any Public External Indebtedness.

You should note that:

•	the Republic is not required to provide periodic evidence of the absence of defaults; and

•	the fiscal agency agreement does not require the Republic to notify holders of the debt securities of an event of default or grant any debt security holder a right to examine the security register.

Non-Collective Action Debt Securities

The following provisions apply to any series of debt securities that are not “collective action debt securities” (as described below). These securities are referred to in this prospectus as “non-collective action debt securities”.

Upon the occurrence of an event of default:

•

in the case of any event of default described in clause (b), the holders of at least 25% in aggregate principal amount of all non-collective action debt securities of that series (not counting debt securities held by the Republic) then outstanding may by written demand given to the Republic, with a copy to the fiscal agent, declare the non-collective action debt securities of that series held by it to be immediately due and payable; or

•

in the case of any other event of default, each holder of non-collective action debt securities of that series may by written demand given to the Republic, with a copy to the fiscal agent, declare the non- collective action debt securities of that series held by it to be immediately due and payable and upon such declaration the principal and interest accrued on the relevant non-collective action debt securities will become immediately due and payable upon the date that such written notices are received at the office of the fiscal agent, unless prior to such date all events of default in respect of the relevant non-collective action debt securities has been cured.

Collective Action Debt Securities

The following provisions apply to any series of debt securities that are “collective action debt securities” as described below.

The following provisions and the provisions regarding voting on amendments, modifications and waivers described under “—Modifications and Amendments; Debt Securityholders’ Meetings—Collective Action Debt Securities” are referred to in this prospectus as “collective action clauses” and any series of debt securities that are subject to the collective action clauses are referred to in this prospectus as “collective action debt securities”.

If any of the events of default described above occurs and is continuing, the holders of at least 25% of the aggregate principal amount of all debt securities of that series outstanding (as described in “—Modifications and Amendments; Debt Securityholders’ Meetings—Collective Action Debt Securities”) may, by written notice to the fiscal agent, declare all debt securities of that series to be due and payable immediately.

Upon any declaration of acceleration, the principal, interest and all other amounts payable on the relevant debt securities will become immediately due and payable on the date the Republic receives written notice of the declaration, unless the Republic has remedied the event or events of default prior to receiving the notice. The holders of more than 50% of the aggregate principal amount of the outstanding relevant debt securities may rescind a declaration of acceleration if the event or events of default giving rise to the declaration have been cured or waived.

Modifications and Amendments; Debt Securityholders’ Meetings

Non-Collective Action Debt Securities

The following provisions apply to any non-collective action debt securities.

Each holder of a series of non-collective action debt securities must consent to any amendment or modification of the terms of that series of non-collective action debt securities or the fiscal agency agreement that would, among other things:

•	change the stated maturity of the principal of the debt securities or any installment of interest;

•	reduce the principal amount of, or the interest rate on, or any premium payable upon redemption of any debt security of such series;

•	change the currency or place of payment of principal, interest or premium on debt securities of that series; or

•	reduce the percentage of the outstanding principal amount needed to modify or amend the fiscal agency agreement or the terms of such series of debt securities.

The Republic and the fiscal agent may, with the exception of the above changes, either (a) at a meeting duly called and held as described below, upon the affirmative vote of the holders of not less than 66 2/3% in aggregate principal amount of the non-collective action debt securities of a series then outstanding that are represented at the meeting or (b) with the written consent of the holders of at least 66 2/3% in aggregate principal amount of the non-collective action debt securities of a series that are outstanding, modify and amend other terms of that series of non-collective action debt securities.

The Republic may at any time call a meeting of the holders of a series of non-collective action debt securities to seek the holders of the debt securities’ approval of the modification, or amendment, or obtain a waiver, of any provision of that series of debt securities. The meeting will be held at the time and place in the Borough of Manhattan in New York City as determined by the Republic. The notice calling the meeting must be given at least 30 days and not more than 60 days prior to the meeting.

While an event of default with respect to a series of non-collective action debt securities is continuing, holders of at least 10% of the aggregate principal amount of that series of debt securities may compel the fiscal agent to call a meeting of all holders of debt securities of that series by providing to the fiscal agent a written request setting forth in reasonable detail the action proposed to be taken at the meeting.

Holders of non-collective action debt securities who hold, in the aggregate, a majority in principal amount of the debt securities of the series that are outstanding at the time will constitute a quorum at a meeting. At the reconvening of any meeting adjourned for a lack of a quorum, the persons entitled to vote 25% in principal amount of the debt securities of the series that are outstanding at the time will constitute a quorum for taking any action set out in the original notice. To vote at a meeting, a person must either hold outstanding debt securities of the relevant series or be duly appointed as a proxy for a debt security holder. The fiscal agent may make all rules governing the conduct of any meeting.

No consent of holders is or will be required for any modification or amendment requested by the Republic or by the fiscal agent to:

•	add covenants made by the Republic that benefit holders of any series of non-collective action debt securities;

•	surrender any right or power of the Republic;

•	provide security or collateral for any series of non-collective action debt securities;

•	cure any ambiguity or correct or supplement any defective provision in the fiscal agency agreement or any series of non-collective action debt securities; or

•

amend the fiscal agency agreement or any series of non-collective action debt securities in any manner which would not be inconsistent with such debt securities and would not adversely affect the interests of any holder of the affected debt securities.

Collective Action Debt Securities

The following provisions apply to any collective action debt securities.

The Republic may call a meeting of the holders of a series of collective action debt securities at any time regarding the fiscal agency agreement or the debt securities. The Republic will determine the time and place of the meeting. The Republic will notify the holders of the time, place and purpose of the meeting not less than 30 and not more than 60 days before the meeting.

In addition, the fiscal agent will call a meeting of the holders of a series of collective action debt securities if the holders of at least 10% of the aggregate principal amount of the outstanding debt securities have delivered a written request to the fiscal agent setting forth the action they propose to take. The fiscal agent will notify the holders of the time, place and purpose of any meeting called by the holders not less than 30 and not more than 60 days before the meeting.

Only holders of a series of collective action debt securities and their proxies are entitled to vote at a meeting of holders. Holders or proxies representing a majority of the aggregate principal amount of the outstanding collective action debt securities will normally constitute a quorum. However, if a meeting is adjourned for a lack of a quorum, then holders or proxies representing 25% of the aggregate principal amount of that series of outstanding collective action debt securities will constitute a quorum when the meeting is rescheduled. For purposes of a meeting of holders that proposes to discuss reserved matters, which are specified below, holders or proxies representing 75% of the aggregate principal amount of that series of outstanding debt securities will constitute a quorum, and at the reconvening of any such meeting adjourned for a lack of a quorum, the persons entitled to vote 75% of the aggregate principal amount of that series of outstanding debt securities shall constitute a quorum for the taking of any action set forth in the original meeting. The fiscal agent may set the procedures governing the conduct of the meeting.

The Republic, the fiscal agent and the holders may amend, modify, supplement or waive the terms of the collective action debt securities (other than reserved matters specified below and matters that do not require consent of any holder of the debt securities for amendment described below) or the fiscal agency agreement:

•	with the affirmative vote of the holders of not less than 66 2/3% of the aggregate principal amount of that series of outstanding debt securities that are represented at a meeting; or

•	with the written consent of the holders of 66 2/3% of the aggregate principal amount of that series of outstanding debt securities.

However, the holders of not less than 75% of the aggregate principal amount of that series of outstanding collective action debt securities, voting at a meeting or by written consent, must consent to any amendment, modification, supplement or waiver of the terms of the collective action debt securities or the fiscal agency agreement that would:

•	change the due dates for the payment of principal of or interest on the debt securities;

•	reduce any amounts payable on the debt securities;

•	reduce the amount of principal payable upon acceleration of the maturity of the debt securities;

•	change the payment currency or places of payment for the debt securities;

•	permit early redemption of the debt securities or, if early redemption is already permitted, set a redemption date earlier than the date previously specified or reduce the redemption price;

•

reduce the percentage of holders of the debt securities whose vote or consent is needed to amend, supplement or modify the fiscal agency agreement (as it relates to the debt securities) or the terms and conditions of the debt securities or to take any other action with respect to the debt securities or change the definition of “outstanding” with respect to the debt securities;

•	change the Republic’s obligation to pay any additional amounts;

•	change the governing law provision of the debt securities;

•

change the courts to the jurisdiction of which the Republic has submitted, the Republic’s obligation to appoint and maintain an agent for service of process in the Borough of Manhattan, The City of New York or the Republic’s waiver of immunity, in respect of actions or proceedings brought by any holder based upon the debt securities;

•	in connection with an exchange offer for the debt securities, amend any event of default under the debt securities; or

•	change the status of the debt securities, as described under “—Status of Debt Securities”.

The above matters are referred to in this prospectus as “reserved matters.” A change to a reserved matter, including the payment terms of a series of collective action debt securities, can be made without the consent of holders of debt securities of that series, as long as a supermajority of the holders (that is, the holders of at least 75% of the aggregate principal amount of the outstanding debt securities of that series) agree to the change.

The Republic and the fiscal agent may, without the vote or consent of any holder of the collective action debt securities, amend the fiscal agency agreement or the collective action debt securities to:

•	add covenants made by the Republic that benefit holders of the debt securities;

•	surrender any right or power of the Republic;

•	provide security or collateral for the debt securities;

•	cure any ambiguity or correct or supplement any defective provision in the fiscal agency agreement or the debt securities; or

•

amend the fiscal agency agreement or the debt securities in any manner which would not be inconsistent with the debt securities and would not adversely affect the interests of any holder of the debt securities.

For purposes of determining the “outstanding” principal amount of any collective action debt securities and whether the required percentage of holders of any collective action debt securities has approved any amendment, modification, supplement or waiver of the terms of the debt securities or the fiscal agency agreement, or whether the required percentage of holders has delivered a notice of acceleration of the debt securities, any debt securities owned, directly or indirectly, by the Republic or any public sector instrumentality of the Republic will be disregarded and deemed not to be outstanding, except that in determining whether the fiscal agent shall be protected in relying upon any amendment, modification, change or waiver, or any notice from holders, only debt securities that the fiscal agent knows to be so owned shall be so disregarded. As used in this paragraph, “public sector instrumentality” means The Bank of Korea, any department, ministry or agency of the Republic or any corporation, trust, financial institution or other entity majority-owned and controlled by the Republic or any of the foregoing, and “control” means the power, directly or indirectly, through the ownership of voting securities or other ownership interests or otherwise, to direct the management of or elect or appoint a majority of the board of directors or other persons performing similar functions in lieu of, or in addition to, the board of directors of a corporation, trust, financial institution or other entity.

Fiscal Agent

The fiscal agency agreement governs the duties of each fiscal agent. The Republic may maintain bank accounts and a banking relationship with each fiscal agent. The fiscal agent is an agent of the Republic and does not act as a trustee for the holders of the debt securities.

Further Issues of Debt Securities

The Republic may, without the consent of the holders of the debt securities, create and issue additional debt securities with the same terms and conditions as any series of debt securities (or that are the same except for the amount of the first interest payment and for the interest paid on the series of debt securities prior to the issuance of the additional debt securities). The Republic may consolidate such additional debt securities with the outstanding debt securities to form a single series.

Governing Law, Jurisdiction, Consent to Service and Enforceability

The debt securities will be governed by the laws of the State of New York, except for the Republic’s authorization, execution and delivery and any other matters that must be governed by the laws of the Republic.

It may be difficult for investors to obtain or enforce judgments against the Republic. The Republic is a foreign sovereign. Foreign sovereigns are generally immune from lawsuits and from the enforcement of judgments under U.S. law. Foreign sovereigns may waive this immunity and limited exceptions to this rule are spelled out in the U.S. Foreign Sovereign Immunities Act of 1976.

The Republic has agreed to submit to the jurisdiction of any state or federal court in The City of New York, for lawsuits brought by investors on the debt securities. Investors may also bring action against the Republic in appropriate Korean courts. The Republic will appoint its Consul in New York as its authorized agent to receive any process that may be served in an action brought by an investor. The Korean Consulate General in New York is located at 335 East 45th Street, New York, New York 10017. Notwithstanding the foregoing, the Republic’s consent to jurisdiction does not extend to actions brought against the Republic arising out of or based upon U.S. federal securities laws or any state securities laws, and the Consul of the Republic in New York is not the agent for service of process relating to actions arising out of or based upon U.S. federal securities laws or any state securities laws.

In addition, the Republic will waive its right to claim immunity for any lawsuits brought by investors in courts present in The City of New York or in any appropriate court in the Republic, provided that under Korean law no execution or attachment can be issued out of any court in the Republic for enforcing any judgment or order against any assets of the Government other than cash assets. Such a waiver will constitute only a limited and specific waiver for the purposes of the debt securities and under no circumstances shall it be interpreted as a general waiver by the Republic or a waiver with respect to proceedings unrelated to the debt securities. Further, the Republic will not agree to waive its right to immunity with regard to:

•	actions brought against the Republic under U.S. federal securities laws or any state securities laws;

•	present or future “premises of the mission” as defined in the Vienna Convention on Diplomatic Relations signed in 1961;

•	“consular premises” as defined in the Vienna Convention on Consular Relations signed in 1963; and

•	any other property or assets (including property or assets for military, governmental or public purposes) other than cash.

Thus, the Republic may assert immunity to such actions or with respect to such property or assets. Investors may have difficulty making any claims based upon such securities laws or enforcing judgments against the property or assets described above.

In original actions brought before Korean courts, there is doubt as to the enforceability of civil liabilities based on the U.S. federal securities laws. A judgment obtained against the Republic in a foreign court having valid jurisdiction in accordance with the international jurisdiction principles under Korean law and applicable treaties may be recognized and enforced by the courts of the Republic in an action brought to enforce such judgment, if:

•	the judgment is final and conclusive;

•

the party against whom such judgment was awarded received service of process (other than by publication or similar means) in sufficient time to prepare its defense in conformity with the laws of the jurisdiction of the court rendering judgment or such party responded to the action without being served with process;

•	recognition of such judgment is not contrary to the Republic’s public policy; and

•	under similar circumstances such foreign court would recognize and enforce a comparable judgment of Korean courts.

LIMITATIONS ON ISSUANCE OF BEARER DEBT SECURITIES

Except as may otherwise be provided in the prospectus supplement applicable thereto, bearer securities (including bearer securities in global form) will not be offered, sold or delivered within the United States or its possessions or to you, if you are a United States person, except in certain circumstances permitted by United States tax regulations. If so specified in the applicable prospectus supplement, bearer securities will initially be represented by one or more temporary global securities (without interest coupons) to be deposited with a common depositary in London for Euroclear and Clearstream for credit to designated accounts. Unless otherwise indicated in the applicable prospectus supplement:

•

each such temporary global security will be exchangeable for definitive bearer securities on or after the date that is 40 days following its issuance only upon receipt of certification of non-United States beneficial ownership of the temporary global security as provided for in United States tax regulations, provided that in no event will any bearer security be mailed or otherwise delivered to any location in the United States in connection with such exchange; and

•

any interest payable on any portion of a temporary global security with respect to any interest payment date therefor occurring prior to the issuance of definitive bearer securities in exchange for such temporary global security will be paid only upon receipt of certification of non-United States beneficial ownership of the temporary global security as provided for in the United States tax regulations.

Bearer securities (other than temporary global debt securities) with a maturity greater than one year and any related coupons will bear the following legend: “Any United States person who holds this obligation will be subject to limitations under the United States federal income tax laws, including the limitations provided in Sections 165(j) and 1287(a) of the Internal Revenue Code.” The sections referred to in such legend provide that a United States person (other than a financial institution described in such sections and the regulations promulgated thereunder or a United States person holding through such a financial institution) who holds a bearer security or coupon will not be allowed to deduct any loss realized on the sale, exchange or redemption of such bearer security and any gain (which might otherwise be characterized as capital gain) recognized on such sale, exchange or redemption will be treated as ordinary income. Terms used in this paragraph have the meanings given to them by the United States Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder.

TAXATION

The following discussion summarizes certain Korean and U.S. federal income tax considerations that may be relevant to you if you invest in the debt securities. This summary is based on laws, regulations, rulings and decisions now in effect, which may change. Any change could apply retroactively and could affect the continued validity of this summary.

This summary does not describe all of the tax considerations that may be relevant to you or your situation, particularly if you are subject to special tax rules. You should consult your tax adviser about the tax consequences of investing in the debt securities, including the relevance to your particular situation of the considerations discussed below, as well as of state, local or other tax laws.

Korean Taxation

The following summary of Korean tax consideration applies to you so long as you are not:

•	a resident of Korea;

•	a corporation having its head office or principal place of business, or place of effective management in Korea (a Korean corporation); or

•	engaged in a trade or business in Korea through a permanent establishment or a fixed base to which the relevant income is attributable or with which the relevant income is effectively connected.

Interest

Under current Korean tax laws in effect, when the Republic makes payments of interest to you on the debt securities, as long as such debt securities are denominated in a currency other than Won and the issuance of such debt securities is deemed to be an overseas issuance under the Special Tax Treatment Control Law of Korea, no amount will be withheld from such payments for, or on account of, any taxes of any kind imposed, levied, withheld or assessed by Korea or any political subdivision or taxing authority thereof or therein.

Capital Gains

Capital gains earned by you from the sale of the debt securities denominated in a currency other than Won to non-residents of Korea (other than to their permanent establishments in Korea) will not be subject to any Korean income or withholding taxes. In addition, capital gains earned by you from the transfer of the debt securities denominated in a currency other than Won taking place outside of Korea are currently exempt from taxes under the Special Tax Treatment Control Law of Korea, provided that the issuance of such debt securities is deemed to be an overseas issuance under the Special Tax Treatment Control Law of Korea. If you sell or otherwise dispose of such debt securities to a Korean resident or a Korean corporation (or the Korean permanent establishment of a non-resident or a non-Korean corporation) and such disposition or sale is made within Korea, any gain realized on the transaction will be taxable at ordinary Korean withholding tax rates (the lesser of 11% of gross sale proceeds with respect to transactions or (subject to the production of satisfactory evidence of the acquisition cost and certain direct transaction costs of the debt securities) 22% of net gain), unless an exemption is available under an applicable income tax treaty. For example, if you are a resident of the United States for the purposes of the income tax treaty currently in force between Korea and the United States, you are generally entitled to an exemption from Korean taxation in respect of any gain realized on a disposition of the debt securities, regardless of whether the disposition is to a Korean resident. Furthermore, in order to claim the benefit of a tax exemption available under the applicable tax treaties, you should submit to the payer of such Korean source income an application for exemption under a tax treaty along with a certificate of the non-resident holder’s tax residence issued by a competent authority of your residence country as the beneficial owner (“BO Application”). Such application should be submitted to the withholding agent prior to the payment date of the relevant income. Subject to certain exceptions, where the relevant income is paid to an overseas investment vehicle (which is not the beneficial owner of such income) (“OIV”), a beneficial owner claiming the benefit of an applicable tax treaty with respect to such income must submit its BO Application to such OIV, which must submit an OIV report and a schedule of beneficial owners to the withholding agent prior to the payment date of such income. The withholding agent is required to submit such application (together with the applicable OIV report in the case of income paid to an OIV) to the relevant district tax office by the ninth day of the month following the date of the payment of such income.

Stamp Taxes

You generally will not be subject to any Korean transfer tax, stamp duty or similar documentary tax in respect of or in connection with a transfer of the debt security.

Inheritance Tax and Gift Tax

If you die while you are the holder of the debt securities, the subsequent transfer of the debt securities by way of succession will be subject to Korean inheritance tax. Similarly, if you transfer the debt securities as a gift, the donee will be subject to Korean gift tax and you may be required to pay the gift tax if the donee fails to do so. At present, Korea has not entered into any tax treaty relating to inheritance or gift taxes.

United States Tax Considerations

The following discussion summarizes certain U.S. federal income tax considerations that may be relevant to you if you invest in the debt securities and are a U.S. holder. With respect to U.S. holders, the discussion set forth below is applicable to U.S. holders (i) who are residents of the United States for purposes of the current Convention Between the United States of America and The Republic of Korea for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and the Encouragement of International Trade and Investment (the “Treaty”), (ii) whose debt securities are not, for purposes of the Treaty, effectively connected with a permanent establishment in Korea and (iii) who otherwise qualify for the full benefits of the Treaty. For U.S. federal income tax purposes, you will be a U.S. holder if you are an individual who is a citizen or resident of the United States, a U.S. domestic corporation or otherwise subject to U.S. federal income tax on a net income basis in respect of your investment in a debt security. This summary deals only with U.S. holders that hold the debt securities as capital assets. This summary does not apply to you if you are an investor that is subject to special tax rules, such as:

•	a bank or thrift;

•	a real estate investment trust;

•	a regulated investment company;

•	an insurance company;

•	a dealer in securities or currencies;

•	a trader in securities or commodities that elects mark-to-market treatment;

•	a person that will hold the debt securities as a hedge against interest rate or currency risk or as a position in a “straddle” or conversion transaction;

•	a person liable for alternative minimum tax;

•	a partnership or other pass-through entity;

•	a tax-exempt organization; or

•	a person whose “functional currency” is not the U.S. dollar.

Furthermore, the discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified so as to result in U.S. federal income tax consequences different from those discussed below. The discussion below assumes that all debt securities issued will be classified for U.S. federal income tax purposes as the Republic’s indebtedness, and you should note that in the event of an alternative characterization, the tax consequences would differ from those discussed below. Any special U.S. federal income tax considerations relevant to a particular issue of the debt securities will be provided in the applicable prospectus supplement. This summary does not discuss the treatment of persons that are not U.S. holders.

If a partnership holds debt securities, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding debt securities, you should consult your tax adviser.

You should consult your tax adviser about the tax consequences of holding the debt securities, including the relevance to your particular situation of the considerations discussed below, as well as of state, local or other tax laws.

Payments or Accruals of Interest and Additional Amounts

Payments or accruals of “qualified stated interest” (as defined below) on a debt security will be taxable to you as ordinary interest income at the time that you receive or accrue such amounts, in accordance with your regular method of tax accounting. If you use the cash method of tax accounting and you receive payments of interest pursuant to the terms of a debt security denominated in a currency other than U.S. dollars (a “Foreign Currency Note”), the amount of interest income you will realize will be the U.S. dollar value of such foreign currency payment based on the exchange rate in effect on the date you receive the payment regardless of whether you convert the payment into U.S. dollars. No exchange gain or loss is recognized with respect to the receipt of such payment. If you are an accrual-basis U.S. holder, the amount of interest income you will realize will be based on the average exchange rate in effect during the interest accrual period, or with respect to an interest accrual period that spans two taxable years, at the average exchange rate for the partial period within the taxable year. Alternatively, as an accrual-basis U.S. holder you may elect to translate all interest income on a Foreign Currency Note at the spot rate on the last day of the accrual period, or the last day of the taxable year, in the case of an accrual period that spans more than one taxable year, or on the date that you receive the interest payment if that date is within five business days of the end of the accrual period. If you make this election you must apply it consistently to all debt instruments from year to year and you cannot change the election without the consent of the Internal Revenue Service. If you use the accrual method of accounting for tax purposes you will recognize foreign currency gain or loss on the receipt of a foreign currency interest payment if the exchange rate in effect on the date the payment is received differs from the rate applicable to a previous accrual of that interest income. This foreign currency gain or loss will be treated as ordinary income or loss, but generally will not be treated as an adjustment to interest income received on the debt security.

You will also be required to include in income any additional amounts paid in respect of any Korean tax withheld from the interest payments you receive. You may be entitled to deduct or credit any such tax, subject to certain limitations (including that the election to deduct or credit foreign taxes applies to all of your foreign taxes for a particular tax year). Interest income on a debt security (including any additional amounts for Korean tax withheld) generally will be considered foreign source income and, for purposes of the U.S. foreign tax credit, generally will be considered passive category income. You will generally be denied a foreign tax credit for any Korean taxes imposed with respect to the debt securities where you do not meet a minimum holding period requirement during which you are not protected from risk of loss. The rules governing the foreign tax credit are complex. You are urged to consult your tax adviser regarding the availability of the foreign tax credit under your particular circumstances.

Purchase, Sale and Retirement of Notes

Initially, your tax basis in a debt security generally will equal the cost of the debt security to you. Your basis will increase by any amounts that you are required to include in income under the rules governing original issue discount and market discount, and will decrease by the amount of any amortized premium and any payments other than qualified stated interest made on the debt security. The rules for determining these amounts are discussed below. If you purchase a Foreign Currency Note, the cost to you, and therefore generally your initial tax basis, will be the U.S. dollar value of the foreign currency purchase price on the date of purchase calculated at the exchange rate in effect on that date. If the Foreign Currency Note is traded on an established securities market and you are a cash-basis taxpayer, or if you are an accrual-basis taxpayer that makes a special election, then you will determine the U.S. dollar value of the cost of the Foreign Currency Note by translating the amount of the foreign currency that you paid for the Note at the spot rate of exchange on the settlement date of your purchase. The amount of any subsequent adjustments to your tax basis in a Foreign Currency Note in respect of original issue discount, market discount and premium will be determined in the manner described below. If you convert U.S. dollars into a foreign currency and then immediately use that foreign currency to purchase a Foreign Currency Note, you generally will not have any taxable gain or loss as a result of the purchase.

When you sell or exchange a debt security, or if a debt security is redeemed or retired, you generally will recognize gain or loss equal to the difference between the amount you realize on the transaction, less any accrued qualified stated interest, which will be subject to tax in the manner described above, and your adjusted tax basis in the debt security. If you sell or exchange a debt security for a foreign currency, or receive foreign currency on the redemption or retirement of a debt security, the amount you will realize for U.S. federal income tax purposes generally will be the U.S. dollar value of the foreign currency that you receive calculated at the exchange rate in effect on the date such debt security is disposed of or retired. If you dispose of a Foreign Currency Note that is traded on an established securities market and you are a cash-basis taxpayer, or if you are an accrual-basis taxpayer that makes a special election, then you will determine the U.S. dollar value of the amount realized by translating the amount received at the spot rate of exchange on the settlement date of the sale, exchange, redemption or retirement.

The special election available to you if you are an accrual-basis taxpayer in respect of the purchase and sale of Foreign Currency Notes traded on an established securities market, which is discussed in the two preceding paragraphs, must be applied consistently to all debt instruments from year to year and cannot be changed without the consent of the Internal Revenue Service.

Except as discussed below with respect to short-term debt securities, market discount, foreign currency gain or loss and with respect to contingent payment debt instruments, which this summary generally does not discuss, the gain or loss that you recognize on the sale, exchange, redemption or retirement of a debt security generally will be treated as capital gain or loss, and, if you have held the debt security for more than one year, long-term capital gain or loss. The Code provides preferential treatment under certain circumstances for net long-term capital gains recognized by individual investors. The ability of U.S. holders to offset capital losses against ordinary income is limited.

Any gain or loss that you recognize on the sale, exchange, redemption or retirement of a debt security generally will be treated as U.S. source income. Consequently, you may not be able to claim a credit for any Korean tax imposed upon the sale, exchange, redemption or retirement of a debt security unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources.

Despite the foregoing, the gain or loss that you recognize on the sale, exchange, redemption or retirement of a Foreign Currency Note generally will be treated as ordinary income or loss to the extent that the gain or loss is attributable to changes in exchange rates during the period in which you held the Note. This foreign currency gain or loss will not be treated as an adjustment to interest income that you receive on the Foreign Currency Note.

Original Issue Discount

If the Republic issues debt securities at a discount from their stated redemption price at maturity, and the discount is equal to or more than the product of one-fourth of one percent (0.25%) of the stated redemption price at maturity of the debt securities multiplied by the number of whole years to their maturity, the debt securities will be “Original Issue Discount Notes”. The difference between the issue price and their stated redemption price at maturity generally will be the “original issue discount.” The “issue price” of the debt securities will be the first price at which a substantial amount of the debt securities included in the issue of which the specified debt securities are a part are sold to the public (i.e., excluding sales of debt securities to underwriters, placement agents, wholesalers, or similar persons). The “stated redemption price at maturity” will include all payments under the debt securities other than payments of qualified stated interest. The term “qualified stated interest” generally means stated interest that is unconditionally payable in cash or property, other than debt instruments issued by the Republic, at least annually during the entire term of a debt security at a single fixed interest rate or, subject to certain conditions, based on one or more interest indices. Interest is payable at a single fixed rate only if the rate appropriately takes into account the length of the interval between payments. Notice will be given in the applicable prospectus supplement when the Republic determines that a particular debt security will bear interest that is not qualified stated interest.

In the case of a debt security issued with de minimis original issue discount (i.e., discount that is not “original issue discount” because it is less than 0.25% of the stated redemption price at maturity of the debt security multiplied by the number of whole years to its maturity), you generally must include such de minimis original issue discount in income as stated principal payments on the debt securities are made in proportion to the stated principal amount of the debt security. Any amount of de minimis original issue discount that has been included in income shall be treated as capital gain.

If you invest in Original Issue Discount Notes you generally will be subject to the special tax accounting rules for original issue discount obligations provided by the Code and certain Treasury regulations. You should be aware that, as described in greater detail below, if you invest in an Original Issue Discount Note you generally will be required to include original issue discount in ordinary gross income for U.S. federal income tax purposes as it accrues, before you receive the cash attributable to that income. However, you generally will not be required to include separately in income cash payments received on the debt securities, even if denominated as interest, to the extent such payments do not constitute qualified stated interest. Notice will be given in the applicable prospectus supplement when the Republic determines that a particular debt security will be an Original Issue Discount Note.

In general, and regardless of whether you use the cash or the accrual method of tax accounting, if you are the holder of an Original Issue Discount Note with a maturity greater than one year, you will be required to include in ordinary gross income the sum of the “daily portions” of original issue discount on that debt security for all days during the taxable year that you own the debt security. The daily portions of original issue discount on an Original Issue Discount Note are determined by allocating to each day in any accrual period a ratable portion of the original issue discount allocable to that period. Accrual periods may be any length and may vary in length over the term of an Original Issue Discount Note, so long as no accrual period is longer than one year and each scheduled payment of principal or interest occurs on the first or last day of an accrual period. If you are the initial holder of the debt security, the amount of original issue discount on an Original Issue Discount Note allocable to each accrual period other than the final accrual period is an amount equal to the excess, if any of:

(i)	the product of the “adjusted issue price” (as defined below) of the debt security at the beginning of the accrual period and its yield to maturity (determined on the basis of compounding at the close of each accrual period and properly adjusted for the length of the accrual period) over

(ii)	the sum of any qualified stated interest allocable to that accrual period.

Original issue discount allocable to a final accrual period is the difference between the amount payable at maturity (other than a payment of qualified stated interest) and the adjusted issue price at the beginning of the final accrual period. Special rules will apply for calculating original issue discount for an initial short accrual period.

The “adjusted issue price” of an Original Issue Discount Note at the beginning of any accrual period will generally be the sum of its issue price and the amount of original issue discount allocable to all prior accrual periods (determined without regard to the amortization of any premium or acquisition premium, as described below), reduced by the amount of all payments other than any qualified stated interest payments on the debt security in all prior accrual periods. All payments on an Original Issue Discount Note, other than qualified stated interest, will generally be viewed first as payments of previously accrued original issue discount, to the extent of the previously accrued discount, and then as a payment of principal. The “yield to maturity” of a debt security is the discount rate that causes the present value on the issue date of all payments on the debt security to equal the issue price. As a result of this “constant yield” method of including original issue discount income, the amounts you will be required to include in your gross income if you invest in an Original Issue Discount Note denominated in U.S. dollars will generally be less in the early years and greater in the later years than amounts that would be includible on a straight-line basis.

In the case of an Original Issue Discount Note that is a floating rate debt security, both the “yield to maturity” and the qualified stated interest generally will be determined for these purposes as though the debt security will bear interest in all periods at a fixed rate generally equal to the rate that would be applicable to interest payments on the debt security on its date of issue or, in the case of some floating rate debt securities, the rate that reflects the yield that is reasonably expected for the debt security. Interest on a floating rate debt security generally will be treated as qualified stated interest and such a debt security generally will not be treated as an Original Issue Discount Note solely as a result of the fact that it provides for interest at a variable rate. Additional rules may apply if interest on a floating rate debt security is based on more than one interest index, or if the principal amount of the debt security is indexed in any manner.

You generally may make an irrevocable election to include in income your entire return on a debt security (i.e., the excess of all remaining payments to be received on the debt security, including payments of qualified stated interest, over the amount you paid for the debt security) under the constant yield method described above. For debt securities purchased at a premium or bearing market discount in your hands, if you make this election you will also be deemed to have made the election (discussed under “Premium and Market Discount”) to amortize premium or to accrue market discount in income currently on a constant yield basis. You should consult with your own tax adviser about this election.

In the case of an Original Issue Discount Note that is also a Foreign Currency Note, you should determine the U.S. dollar amount includible as original issue discount for each accrual period by (i) calculating the amount of original issue discount allocable to each accrual period in the applicable foreign currency using the constant yield method, and (ii) translating the foreign currency amount so determined at the average exchange rate in effect during that accrual period, or, with respect to an interest accrual period that spans two taxable years, at the average exchange rate for each partial period. Alternatively, you may translate the foreign currency amount so determined at the spot rate of exchange on the last day of the accrual period, or the last day of the taxable year, for an accrual period that spans two taxable years, or at the spot rate of exchange on the date of receipt, if that date is within five business days of the last day of the accrual period, provided that you have made the election described under the caption “Payments or Accruals of Interest and Additional Amounts” above. Because exchange rates may fluctuate, if you are the holder of an Original Issue Discount Note that is also a Foreign Currency Note you may recognize a different amount of original issue discount income in each accrual period than would be the case if you were the holder of an otherwise similar Original Issue Discount Note denominated in U.S. dollars. Upon the receipt of an amount attributable to original issue discount, whether in connection with a payment of an amount that is not qualified stated interest or the sale or retirement of the Original Issue Discount Note that is also a Foreign Currency Note, you will recognize ordinary income or loss measured by the difference between the amount received, translated into U.S. dollars at the exchange rate in effect on the date of receipt or on the date of disposition of such Original Issue Discount Note, as the case may be, and the amount accrued, using the exchange rate applicable to such previous accrual.

If you purchase an Original Issue Discount Note for an amount that is greater than its adjusted issue price but equal to or less than its remaining redemption amount, you will be considered to have purchased that Original Issue Discount Note at an “acquisition premium.” Under the acquisition premium rules, the amount of original issue discount that you must include in gross income with respect to the Original Issue Discount Note for any taxable year will be reduced by the portion of the acquisition premium properly allocable to that year.

Certain of the Original Issue Discount Notes may be redeemed prior to maturity, either at the Republic’s option or at the option of the holder, or may have special repayment or interest rate reset features as indicated in the prospectus supplement. Original Issue Discount Notes containing these features may be subject to rules that differ from the general rules discussed above. If you purchase Original Issue Discount Notes with these features, you should carefully examine the prospectus supplement and consult your tax adviser about their treatment since the tax consequences of original issue discount will depend, in part, on the particular terms and features of the debt securities.

Short-Term Debt Securities

The rules described above will also generally apply to debt securities with maturities of one year or less (“short- term debt securities”), but with some modifications.

First, the original issue discount rules treat none of the interest on a short-term debt security as qualified stated interest, but treat a short-term debt security as having original issue discount. Thus, all short-term debt securities will be Original Issue Discount Notes. Except as noted below, if you are a cash-basis U.S. holder of a short-term debt security and you do not identify the short-term debt security as part of a hedging transaction you will generally not be required to accrue original issue discount currently, but you will be required to treat any gain realized on a sale, exchange, redemption or retirement of the debt security as ordinary income to the extent such gain does not exceed the original issue discount accrued with respect to the debt security during the period you held the debt security. You may not be allowed to deduct all of the interest paid or accrued on any indebtedness incurred or maintained to purchase or carry a short-term debt security until the maturity of the debt security or its earlier disposition in a taxable transaction. Notwithstanding the foregoing, if you are a cash-basis U.S. holder of a short-term debt security you may elect to accrue original issue discount on a current basis, in which case the limitation on the deductibility of interest described above will not apply. A U.S. holder using the accrual method of tax accounting and some cash method holders, including banks, securities dealers, regulated investment companies and certain trust funds, generally will be required to include original issue discount on a short-term debt security in gross income on a current basis. Original issue discount will be treated as accruing for these purposes on a ratable basis or, at the election of the holder, on a constant yield basis based on daily compounding.

Second, regardless of whether you are a cash- or accrual-basis holder, if you are the holder of a short-term debt security you can elect to accrue any “acquisition discount” with respect to the debt security on a current basis. Acquisition discount is the excess of the remaining redemption amount of the debt security at the time of acquisition over the purchase price. Acquisition discount will be treated as accruing ratably or, at the election of the holder, under a constant yield method based on daily compounding. If you elect to accrue acquisition discount, the original issue discount rules will not apply.

Finally, the market discount rules described below will not apply to short-term debt securities.

As described above, certain of the debt securities may be subject to special redemption features. These features may affect the determination of whether a debt security has a maturity of one year or less and thus is a short-term debt security. If you purchase debt securities with these features, you should carefully examine the prospectus supplement and consult your tax adviser about these features.

Premium and Market Discount

If you purchase a debt security at a cost greater than the debt security’s remaining redemption amount, you will be considered to have purchased the debt security at a premium, and you may elect to amortize the premium as an offset to interest income, using a constant yield method, over the remaining term of the debt security. If you make this election, it generally will apply to all debt instruments that you hold during the taxable year of the election, as well as any debt instruments that you subsequently acquire. In addition, you may not revoke the election without the consent of the Internal Revenue Service. If you elect to amortize the premium you will be required to reduce your tax basis in the debt security by the amount of the premium amortized during your holding period. Original Issue Discount Notes purchased at a premium will not be subject to the original issue discount rules described above. In the case of premium on a Foreign Currency Note, you should calculate the amortization of the premium in the foreign currency. Amortization deductions attributable to a period reduce interest payments in respect of that period, and therefore are translated into U.S. dollars at the rate that you use for those interest payments. Exchange gain or loss will be realized with respect to amortized premium on a Foreign Currency Note based on the difference between the exchange rate computed on the date or dates the premium is amortized against interest payments on the Note and the exchange rate on the date when the holder acquired the Note. For a U.S. holder that does not elect to amortize premium, the amount of premium will be included in your tax basis when the debt security matures or is disposed of. Therefore, if you do not elect to amortize premium and you hold the debt security to maturity, you generally will be required to treat the premium as capital loss when the debt security matures.

If you purchase a debt security at a price that is lower than the debt security’s remaining redemption amount, or in the case of an Original Issue Discount Note, the debt security’s adjusted issue price, by 0.25% or more of the remaining redemption amount, or adjusted issue price, multiplied by the number of remaining whole years to maturity, the debt security will be considered to bear “market discount” in your hands in the amount of such difference. In this case, any payment, other than qualified stated interest on, or any gain that you realize on the disposition of, the debt security generally will be treated as ordinary interest income to the extent of the market discount that accrued on the debt security during your holding period. In addition, you could be required to defer the deduction of a portion of the interest paid on any indebtedness that you incurred or continued to purchase or carry the debt security. In general, market discount will be treated as accruing ratably over the term of the debt security, or, at your election, under a constant yield method. You must accrue market discount on a Foreign Currency Note in the specified currency. The amount that you will be required to include in income in respect of accrued market discount will be the U.S. dollar value of the accrued amount, generally calculated at the exchange rate in effect on the date that you dispose of the Foreign Currency Note.

You may elect to include market discount in gross income currently as it accrues (on either a ratable or constant yield basis), in lieu of treating a portion of any gain realized on a sale of the debt security as ordinary income. If you elect to include market discount on a current basis, the interest deduction deferral rule described above will not apply. If you do make such an election, it will apply to all market discount debt instruments that you acquire on or after the first day of the first taxable year to which the election applies. The election may not be revoked without the consent of the Internal Revenue Service. Any accrued market discount on a Foreign Currency Note that is currently includible in income will be translated into U.S. dollars at the average exchange rate for the accrual period (or portion thereof within the holder’s taxable year) and, upon disposition of the Foreign Currency Note, you will generally realize exchange gain or loss based on the difference between such average exchange rate and the exchange rate on the date of disposition.

Indexed Notes and Other Notes Providing for Contingent Payments

Special rules govern the tax treatment of certain debt obligations that provide for contingent payments (“contingent debt obligations”). These rules generally require accrual of interest income on a constant yield basis in respect of contingent debt obligations at a yield determined at the time of issuance of the obligation, and may require adjustments to these accruals when any contingent payments are made. In addition, special rules may apply to floating rate debt securities if the interest payable on the debt securities is based on more than one interest index. The Republic will provide a detailed description of the tax considerations relevant to U.S. holders of any debt securities that are subject to the special rules discussed in this paragraph in the relevant prospectus supplement.

Information Reporting and Backup Withholding

The paying agent must file information returns with the Internal Revenue Service in connection with payments made on debt securities to certain United States persons. You generally will not be subject to U.S. backup withholding tax on such payments if you provide your taxpayer identification number to the paying agent, certify as to no loss of exemption from backup withholding and otherwise comply with applicable requirements of the backup withholding rules, or you otherwise establish an exemption. You may also be subject to information reporting and backup withholding tax requirements with respect to the proceeds from a sale of the debt securities (although you generally will not be subject to backup withholding tax if you satisfy the requirements described above). Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is furnished to the Internal Revenue Service.

In addition, reporting requirements apply with respect to the holding of certain foreign financial assets, including debt of foreign issuers, if the aggregate value of all of such assets exceeds US$50,000. A U.S. holder should consult its own tax adviser regarding the application of the information reporting rules to the Republic’s debt securities based on its particular situation.

PLAN OF DISTRIBUTION

The Republic may sell the debt securities in any of three ways:

•	through underwriters or dealers;

•	directly to one or more purchasers; or

•	through agents.

In addition, the Republic may sell the debt securities through a combination of any of the above methods of sale. In some cases, the Republic or dealers acting with the Republic or on the Republic’s behalf may also purchase securities and reoffer them to the public by one or more of the methods described above. This prospectus may be used in connection with any offering of the Republic’s securities through any of these methods or other methods described in the applicable prospectus supplement.

The prospectus supplement relating to a particular series of debt securities will state:

•	the names of any underwriters;

•	the purchase price of the securities;

•	the proceeds to the Republic from the sale;

•	any underwriting discounts and other items constituting underwriters’ compensation;

•	any agent commissions or other items constituting agents’ compensation;

•	the public offering price;

•	any discounts or concessions allowed or paid to dealers; and

•	any securities exchanges on which the securities will be listed.

Any underwriter involved in the sale of securities will acquire the debt securities for its own account. The underwriters may resell the debt securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices to be determined at the time of sale. The debt securities may be offered to the public either by underwriting syndicates represented by managing underwriters or by underwriters without a syndicate. Unless the prospectus supplement states otherwise, certain conditions must be satisfied before the underwriters become obligated to purchase securities from the Republic, and they will be obligated to purchase all of the debt securities if any are purchased. The underwriters may from time to time change without notice any public offering price of a particular series of debt securities and any discounts or concessions allowed or reallowed or paid to dealers.

If the Republic sells debt securities through agents, the prospectus supplement will identify the agent and indicate any commissions payable by the Republic. Unless the prospectus supplement states otherwise, all agents will act on a best efforts basis and will not acquire the debt securities for their own account. Agents may be deemed to be “underwriters” as that term is defined in the United States Securities Act of 1933, as amended, or the Securities Act.

The Republic may authorize agents, underwriters or dealers to solicit offers by certain specified entities to purchase the securities from the Republic at the public offering price set forth in a prospectus supplement pursuant to delayed delivery contracts. The prospectus supplement will set out the conditions of the delayed delivery contracts and the commission receivable by the agents, underwriters or dealers for soliciting the contracts.

The Republic may offer debt securities as consideration for the purchase of the Republic’s other debt securities, either in connection with a publicly announced tender offer or in privately negotiated transactions. The offer may be in addition to or in lieu of sales of debt securities directly or through underwriters or agents. Agents and underwriters may be entitled to indemnification by the Republic against certain liabilities, including liabilities under the Securities Act or to contribution from the Republic with respect to certain payments which the agents or underwriters may be required to make. Agents and underwriters or their respective affiliates may be customers of, engage in transactions with, or perform services (including commercial and investment banking services) for, the Republic, including in the ordinary course of business for which they may receive customary fees and expense reimbursement.

LEGAL MATTERS

Except as may otherwise be indicated in any prospectus supplement, the validity of any particular series of debt securities will be passed upon on behalf of the Republic by Cleary Gottlieb Steen & Hamilton LLP, United States counsel to the Republic, and Kim & Chang, Korean counsel to the Republic. The validity of any particular series of debt securities will be passed upon on behalf of any underwriters or agents by United States and Korean counsel identified in the related prospectus supplement.

AUTHORIZED REPRESENTATIVES IN THE UNITED STATES

The authorized representative of the Republic in the United States is Mr. Suk-Kwon Na, Consul, Korean Consulate General in New York, located at 335 East 45th Street, New York, New York 10017.

OFFICIAL STATEMENTS AND DOCUMENTS

The Minister of Strategy and Finance of The Republic of Korea, in his official capacity, has supplied the information set out under “The Republic of Korea”. Such information is stated on his authority. The documents identified in the portion of this prospectus captioned “The Republic of Korea” as the sources of financial or statistical data are official public documents of the Republic or its agencies and instrumentalities.

FORWARD-LOOKING STATEMENTS

This prospectus and any prospectus supplement relating to the securities to be offered by this prospectus may contain future expectations, projections or “forward-looking statements”, as defined in Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “believe”, “expect”, “anticipate”, “estimate”, “project” and similar words identify forward-looking statements. In addition, all statements other than statements of historical facts included in this prospectus are forward-looking statements. Although the Republic believes that the expectations reflected in the forward-looking statements are reasonable, the Republic can give no assurance that such expectations will prove correct. This prospectus discloses important factors that could cause actual results to differ materially from the Republic’s expectations (“Cautionary Statements”). All subsequent written and oral forward-looking statements attributable to the Republic or persons acting on the Republic’s behalf are expressly qualified in their entirety by the Cautionary Statements.

Factors that could adversely affect the future performance of the Korean economy include:

•	continuing difficulties in the housing and financial sectors in the United States and elsewhere and the resulting adverse effects on the global financial markets;

•	adverse conditions and volatility in the United States and worldwide credit and financial markets and the general weakness of the global economy;

•	financial difficulties and resulting ratings downgrades experienced by the governments of Greece and other countries in Europe;

•

adverse changes or volatility in foreign currency reserve levels, commodity prices (including oil prices), exchange rates (including fluctuation of the U.S. dollar or Japanese Yen exchange rates or revaluation of the Chinese Renminbi), interest rates and stock markets;

•	substantial decreases in the market prices of Korean real estate;

•	increasing delinquencies and credit defaults by consumer and small and medium sized enterprise borrowers;

•	declines in consumer confidence and a slowdown in consumer spending;

•

adverse developments in the economies of countries that are important export markets for the Republic, such as the United States, Europe, Japan and China, or in emerging market economies in Asia or elsewhere;

•

the continued emergence of the Chinese economy, to the extent its benefits (such as increased exports to China) are outweighed by its costs (such as competition in export markets or for foreign investment and the relocation of the manufacturing base from the Republic to China);

•	social and labor unrest;

•

a decrease in tax revenues and a substantial increase in the Government’s expenditures for fiscal stimulus measures, unemployment compensation and other economic and social programs that, together, would lead to an increased Government budget deficit;

•	financial problems or lack of progress in the restructuring of Korean conglomerates, other large troubled companies, their suppliers or the financial sector;

•	loss of investor confidence arising from corporate accounting irregularities and corporate governance issues at certain Korean conglomerates;

•	the economic impact of any pending or future free trade agreements;

•	geo-political uncertainty and risk of further attacks by terrorist groups around the world;

•	the recurrence of severe acute respiratory syndrome, or SARS, or an outbreak of swine or avian flu in Asia and other parts of the world;

•	deterioration in economic or diplomatic relations between the Republic and its trading partners or allies, including deterioration resulting from trade disputes or disagreements in foreign policy;

•	political uncertainty or increasing strife among or within political parties in the Republic;

•	hostilities or unrest involving oil producing countries in the Middle East and Northern Africa and any material disruption in the supply of oil or increase in the price of oil;

•

the occurrence of severe earthquakes, tsunamis or other natural disasters in Korea and other parts of the world, particularly in trading partners (such as the March 2011 earthquake in Japan, which also resulted in the release of radioactive materials from a nuclear plant that had been damaged by the earthquake); and

•	an increase in the level of tension or an outbreak of hostilities between North Korea and the Republic or the United States.

FURTHER INFORMATION

The Republic filed a registration statement with respect to the securities with the Securities and Exchange Commission under the Securities Act, and its related rules and regulations. You can find additional information concerning the Republic and the securities in the registration statement and any pre- or post-effective amendment, including its various exhibits, which may be inspected at the public reference facilities maintained by the Securities and Exchange Commission at Room 1024, 100 F Street N.E., Washington, D.C. 20549.

The Securities and Exchange Commission maintains an Internet site that contains reports and other information regarding issuers that file electronically with the Securities and Exchange Commission. Any filings that the Republic makes electronically are available to the public over the Internet at the Securities and Exchange Commission’s website (http://www.sec.gov).

ISSUER

The Republic of Korea Ministry

of Strategy and Finance

Government Complex, 477

Galmae-ro, Sejong Special Self-Governing

City

339-012

The Republic of Korea

LEGAL ADVISERS TO THE REPUBLIC OF KOREA

as to matters of Korean law Kim & Chang Seyang Building 39, Sajik-ro 8-gil Jongno-gu, Seoul 110-720 The Republic of Korea	as to matters of United States law Cleary Gottlieb Steen & Hamilton LLP c/o 19th Floor, Ferrum Tower 19 Eulji-ro 5-gil, Jung-gu Seoul 100-210 The Republic of Korea

LEGAL ADVISERS TO THE UNDERWRITERS

as to matters of Korean law Lee & Ko 18th Floor, Hanjin Main Building 63 Namdaemunno, Jung-gu Seoul 100-770 The Republic of Korea	as to matters of United States law Simpson Thacher & Bartlett LLP 25th Floor, West Tower, Mirae Asset Center 1 26 Eulji-ro 5-gil Jung-gu Seoul 100-210 The Republic of Korea

FISCAL AGENT

The Bank of New York Mellon

101 Barclay Street

New York NY 10286

U.S.A.

PAYING AGENT FOR THE EURO-DENOMINATED NOTES The Bank of New York Mellon, London Branch 40th Floor, One Canada Square London E14 5AL United Kingdom	REGISTRAR & TRANSFER AGENT FOR THE EURO-DENOMINATED NOTES The Bank of New York Mellon (Luxembourg) S.A. Vertigo Building - Polaris 2-4 rue Eugène Ruppert L-2453 Luxembourg

SINGAPORE LISTING AGENT Shook Lin & Bok LLP 1 Robinson Road #18-00 AIA Tower Singapore 048542	FRANKFURT LISTING AGENT ICF Kursmakler AG Wertpapierhandelsbank Kaiserstrasse 1 D-60311 Frankfurt am Main